As filed with the Securities and Exchange Commission on November 19, 2012

Registration No. 333-184768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Babylon Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Babylon Ltd.
10 Hataasiya Street
Or Yehuda, 60212 Israel
+972 (3) 538-2111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. 45 Rothschild Blvd. Tel Aviv, 65784 Israel Tel: (972)(3) 710-9191 Fax: (972)(3) 560-6555	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel: (650) 752-2004 Fax: (650) 752-3604	Aaron M. Lampert, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv, 67891 Israel Tel: (972)(3) 608-9999 Fax: (972)(3) 608-9855

Approximate date of commencement of proposed sale to the public:  As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value NIS 0.01	$115,000,000	$15,686

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares granted pursuant to the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2012

PRELIMINARY PROSPECTUS

         Shares

Babylon Ltd.

Ordinary Shares

$     per share

We are selling      ordinary shares and the selling shareholders named in this prospectus are selling     ordinary shares. We will not receive any proceeds from the sale of the shares by the selling shareholders.

The selling shareholders have granted the underwriters an option to purchase up to      additional ordinary shares to cover over-allotments.

This is our initial public offering in the United States. We have applied to have the ordinary shares listed on the Nasdaq Global Select Market under the symbol “BBYL.” Our ordinary shares are listed on the Tel Aviv Stock Exchange under the symbol “BBYL.” On      , 2012 the last reported sale price of our ordinary shares on the TASE was NIS      , or      , per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS      = $1.00). The estimated initial public offering price is between $     and $     per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 10.

None of the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

The underwriters expect to deliver the ordinary shares to purchasers on or about            , 2012.

Citigroup	Jefferies

RBC Capital Markets

Needham & Company	Oppenheimer & Co.	William Blair

                   , 2012

Global Translation and Search

The world's 26th most popular website [1]

Average Daily Search Queries (in millions) [2]
0.25 - 0.5
0.5 - 1.0
1.0 - 2.0
2.0 - 4.0
5.0+

babylon®

77
Languages

31+
Million
Average Daily Unique Visitors [3]

12+
Million
Average Daily Translation Requests [4]

47+
Million
Average Daily Search Queries [4]

700+
Distribution
Partners

(1) Global traffic rank, Alexa.com, November 19, 2012. | (2) September 2012; Countries with over 0.25mm average daily search queries. | (3) Google Analytics, September 2012. | (4) September 2012.

Global Translation and Search

USER TARGETING
USER ACQUISITION
USER ENGAGEMENT
MONETIZATION
ANALYTICS & OPTIMIZATION
bbi

babylon business intelligence

Babylon Search
search.babylon.com
Web Images Videos News Blogs Dictionary
dvr recorder
dvr recorder for tv
dvr recorder walmart
dvr recorder best buy
dvr receiver
dvr recorder comcast
dvr recorder with tuner
dvr recorder reviews 2012
Search Web
Search Dictionary
(1) dvr recorder – Web Search Results
Search
Medical Image-AVerMedia
DVR Recorder
Embedded SBCs & Systems
Amazon.com: Digital Media Devices: Televisions & Video
Digital Video Monitoring
Digital Instrumentation
SSGPI Paranormal blog
Todos os seres humanos nascem livres e iguais em dignidade e em direitos. Dotados de razão e de consciência, devem agir uns para com os outros em espírito de fraternidade.
From Portuguese
To English
Translate
All human beings are born free and equal in dignity and rights. They are endowed with reason and conscience and should act toward one another in a spirit of brotherhood.
Babylon English-Portuguese
hotel
hotel, hospedaria
Wikipedia Português - A enciclopédia livre
Dicionário dos Sonhos
Afrikaans Albanian Arabic Armenian Basque Belarusian Bulgarian Catalan Chinese (S) Chinese (T) Croatian Czech Danish Dutch English
Finnish French German Greek Hausa Hebrew Hindi Hungarian Icelandic Indonesian Italian Japanese Korean Latin Latvian
Norwegian Pashto Polish Portuguese Romanian Russian
French-Chinese
Term
Text

Average Daily Unique Visitors
(in millions)

3.9
8.6
10.9
15.1
20.1
25.3
31.3
Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12[1]

Google Analytics

Search Queries
(in millions)

414
1,365
1,585
2,106
2,809
3,438
4,029
Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12

Over 800,000 apps downloaded to date

Multi Platform Solution
iOS

Neither we, nor the selling shareholders, nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, nor the selling shareholders, nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

Unless derived from our financial statements or otherwise noted, New Israeli Shekel, or NIS, amounts presented in this prospectus are translated at the rate of $1.00 = NIS 3.91, the exchange rate published by the Bank of Israel as of September 30, 2012.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. In this prospectus, the terms “Babylon,” “we,” “us,” “our” and “the company” refer to Babylon Ltd. and its subsidiary.

Our Mission

Our mission is to connect people around the world by enabling them to understand, communicate and search for information across multiple languages.

Our Business

We are a leading developer of translation software solutions and a global provider of Internet search services. We provide our software and services through our integrated, Internet-based platform, enabling our users to access our portfolio of over 1,600 glossaries and 25 million translation terms across 77 languages. With over 13.3 billion translation requests and search queries received for the nine months ended September 30, 2012 and an average of 31.3 million daily unique visitors for the three months ended September 30, 2012, our platform benefits from substantial user engagement and scale. We have developed proprietary analytics capabilities that leverage the data generated by these billions of search and translation requests, enabling us to provide an enhanced search experience to our users and to continuously monitor the profitability of our revenue generation opportunities. Our primary source of revenue is search-related advertising, and we also generate revenue from the sale of premium translation products and display advertising on our websites.

The global proliferation of the Internet is increasingly connecting people from around the world and providing them access to information from other countries and languages with unprecedented ease, speed and frequency. We believe that our solutions benefit from and enable this trend, as we help people access and search for content and documents across multiple languages. Our advertising-driven revenue model enables us to offer our translation software on a free-to-download basis, facilitating broad consumer adoption and scale in both developed and emerging markets. We have a growing global user base, and during the quarter ended September 30, 2012, 51.7% of our search queries originated from users in countries that are not members of the Organization for Economic Cooperation and Development (OECD). We have established relationships with leading search service providers, enabling us to provide a high-quality search service, which we set as the default option when users install our translation software. We direct our users’ search queries to search providers, and generate advertising revenue when our users click on text-based advertisements referred to as “sponsored links”. Based on our extensive analyses of user data, we provide our search providers with additional parameters when we submit our users’ search queries, thereby enabling them to deliver more precise algorithmic search results and better-targeted sponsored links. We believe that our data-driven analytics capabilities enable us to enhance and optimize our users’ translation and search experience.

We have established a strong international brand that allows us to distribute our products and services through a variety of channels, consisting primarily of third-party distributors, but also including our websites, targeted banner advertisements, keyword search advertising and search engine optimization. In the nine months ended September 30, 2012, we acquired 96% of our new users through our relationships with over 700 third-party distributors. The largest single driver of our profitability is the difference between advertising revenues generated by a user over time and the sales and marketing expenses needed to acquire that user. To efficiently monitor and control our user acquisition costs, as well as project the resulting advertising revenue, we have developed a sophisticated proprietary analytical system, which we refer to as the Babylon Business Intelligence platform, or the BBI platform. We use the analytics provided by the BBI platform to measure the effectiveness of our sales and marketing initiatives and to gain actionable insights about our user base by measuring and analyzing our users’ search activities in conjunction with general background data, such as geographic location, operating system language and Internet browser. We leverage the BBI platform in order to analyze and improve user engagement, model future revenues and drive our marketing campaigns.

We have maintained positive net income and have grown significantly since our initial listing on the Tel Aviv Stock Exchange in 2007. Our revenue was $22.6 million in 2009, $31.7 million in 2010 and $62.4 million in 2011, representing a compound annual growth rate, or CAGR, of 66.2%. In the nine months ended September 30, 2012, our revenue was $121.4 million, representing a 203.6% increase from the same period in the prior year. Our revenue growth has been primarily driven by the success of our advertising-driven revenue model. We direct the majority of our search queries to Google, which accounted for 64.3% and 83.9% of our revenues in 2011 and in the nine months ended September 30, 2012, respectively. We have been continuously profitable for the past 24 quarters, with net income of $5.0 million in 2009, $5.1 million in 2010 and $7.8 million in 2011, representing a CAGR of 25.0%. In the nine months ended September 30, 2012, our net income was $17.1 million, representing an increase of 543.5% from the same period in the prior year.

Industry Background

Over the past decade, Internet usage around the world has increased considerably. According to a 2011 report by the International Telecommunication Union, the number of Internet users has grown from 1.2 billion in 2006 to 2.3 billion in 2011, with 80.3% of the growth attributed to Internet penetration in emerging markets, such as China, India, Brazil and Mexico. This significant growth has transformed the demographics of Internet users and the manner in which content and services are created, shared and consumed. According to a 2011 report by internetworldstats.com and a 2012 report by W3Techs, fewer than 27% of Internet users are native English speakers, while over 55% of the Internet’s content is published in English. As Internet proliferation continues, and consumers increasingly leverage the Internet to engage and connect with each other, we believe the need for communication-enabling tools such as online translation software will continue to increase. In addition Internet usage and growth is impacting, and at times driven by, other trends:

•	A ‘flat world’ — cross-border trade, collaboration and online content consumption. As overall Internet penetration continues to grow globally, businesses and individuals are increasingly connecting with parties in other countries for business, information and social purposes. This further increases the need for easy-to-use translation software that is affordable and accessible.
•	Limited eCommerce penetration and varying degrees of user purchasing power. Despite the proliferation of the Internet in emerging economies, key eCommerce infrastructure capabilities and requirements have not yet evolved to the same degree as in developed markets. These differences, combined with lower consumer spending power, impact the overall attractiveness of these markets for online sales methods.
•	Software business models are continuing to evolve. Software vendors traditionally have sought to build powerful, full-featured applications and sell them directly to consumers and businesses. Over the past decade, the growing ubiquity of low-cost, high-speed Internet access, an increased focus on attracting users on a global basis and a drive to reduce adoption barriers have driven software vendors to adopt new business models that use online distribution methodologies.
•	Advertising-driven monetization. Consumers present software publishers with a monetization challenge, given consumers’ reluctance or inability to pay for software. To overcome that challenge, software publishers are increasingly adopting a free model centered on monetization through advertising, which enables software publishers to generate revenues from end users in developing markets who otherwise might have been unable, or consumers in developed markets who otherwise might have been unwilling, to purchase their products or services.

The Babylon Solution

We provide translation software and search services to Internet users around the world. Our translation software enables consumers, businesses, students, educators, government institutions and others to overcome the challenges associated with communicating with each other in multiple languages. We utilize extensive analyses of data generated by our users’ engagement with our platform in order to provide enhanced search services and grow revenues profitably through carefully targeted user acquisition initiatives.

•	Translation software and services. Our translation software for Windows operating systems is offered to individual users on a free-to-download basis and on a paid basis for businesses and institutions. We also offer our translation software for Macintosh operating systems on a paid basis. A key feature of our solution is our proprietary “One-Click” user interface, which allows users to quickly and easily translate words, phrases or blocks of text to or from their selected language. Our products integrate directly with the computer’s operating system and work with applications, such as Microsoft Office, Adobe Acrobat and Google Chrome, allowing our users to translate any text without leaving the application they are using.
•	Search Services. Our language and data analytics capabilities, together with our relationships with leading search providers, such as Google, enable us to provide users with an enhanced Internet search experience. When a user submits a search query, we direct the query along with additional parameters to a search provider that generates algorithmic search results and sponsored links.
•	Babylon Business Intelligence Platform. The BBI platform is a proprietary analytics system that allows us to gain actionable insights into our user base through the large number of translation requests and search queries that we process. The BBI platform monitors, measures and analyzes our users’ translation and search activities in conjunction with general background data as well as the revenues that we have generated through a user’s previous search activities and purchases of premium products. Our BBI platform enables us to continuously analyze and improve user engagement, control our user acquisition spend and model future revenues.

Why Consumers Use our Solutions

•	High quality, contextual translation software. We have been refining our translation software for 15 years and provide one of the broadest contextual translation software applications on the market.
•	Free and easy to install. The installation process for our solutions is simple and straightforward, making the software and search functions easy to install even for users with little technical expertise.
•	Seamless “One-Click” user interface. Our translation software’s user interface is seamlessly integrated across operating systems and software applications, giving users access to instant translations and contextual information.
•	Enhanced search experience. We utilize extensive analyses of anonymous user data to provide users with contextual translation functionalities and search capabilities, enhanced with features such as automatic language detection, as well as enhanced “did you mean,” “auto-complete” and “suggested search” functionalities.

Why Third Parties Choose to Partner with us

Distribution Partners

•	Attractive User Acquisition Fees. We offer our distributors attractive fees, which we typically pay for each successful installation of our translation software, and which constitute an important component of many of our distributors’ revenues.
•	Business Intelligence. We provide our distributors access to certain aspects of the analyses generated by our BBI platform, enabling them to gain what we believe to be valuable insights into their user base.

Monetization Partners

•	Search Query Traffic. We assist Google and other search providers by providing them with incremental search query traffic and delivering their sponsored links to our users, thereby generating additional advertising revenues.
•	Enhanced Search Experience and Monetization. We enhance search queries, which we direct to our search providers through the provision of additional parameters, thereby enabling our search providers to deliver more precise algorithmic search results and better-targeted sponsored links, which drive improved user engagement and increased advertising revenues.
•	Audience Aggregation. We act as an intermediary between search providers and distributors, enabling search providers to gain access to a sizeable audience without a need to manage multiple relationships.

Our Strengths

•	Well-established brand. We have offered our translation software for over 15 years and it has been installed on more than 150 million devices providing us with a well-established brand in the translation industry.
•	Large, global and engaged user base. We have a large, global user base that relies on our translation software and search solutions on a daily basis with over 10.3 billion search queries received from users in over 150 countries for the nine months ended September 30, 2012 and an average of 31.3 million daily unique visitors for the three months ended September 30, 2012.
•	Analytics-driven business model. Our BBI platform enables us to monitor our user acquisition costs and to project the resulting advertising revenue, helping us analyze and improve user engagement, as well as manage our user acquisition costs towards our return-on-investment targets.
•	Easy-to-use proprietary solutions. Our proprietary “One-Click” user interface allows users to quickly translate any text through a simple click of a mouse, and our search services provide users with features such as automatic language detection, support for multiple languages, as well as enhanced “did you mean,” “auto-complete” and “suggested search” functionalities.
•	Strong partnerships. We have relationships with leading search providers and during the quarter ended September 30, 2012, we directed over 4.0 billion search queries to our search providers. In September 2012, our search queries represented 0.9% of overall global search traffic based on 164.0 billion global search queries according to comScore (September 2012 Worldwide qSearch Report). We also have relationships with over 700 distributors. We believe that our scale and data analytics capabilities enable us to generate significant value for all of our constituents.
•	Seasoned management team. Our management team has extensive knowledge and experience in the technology sector with an average tenure of 13 years for our six most senior executives.

Our Growth Strategy

•	Efficiently increase user penetration across our markets. We intend to continue driving the adoption of our solutions by users. We plan to grow our direct and indirect marketing efforts, as we seek to introduce the benefits of our translation software and search services to a larger user audience in both developed and emerging markets.
•	Continue to invest in technology innovation. In order to add value to our users, search providers and third-party distributors, we plan to continue to invest in technology innovation, principally focused on developing our consumer-facing translation software, search services and BBI platform.
•	Grow and monetize mobile usage. We believe that mobile platforms represent a significant future monetization opportunity and we plan to continue investing in and enhancing our mobile application portfolio with additional functionality as we aim to increase our global mobile user footprint.
•	Introduce new product categories. We plan to leverage our BBI platform to test and potentially scale-up delivery and adoption of new consumer-facing software products and Internet-based service categories.
•	Pursue strategic acquisitions. While we have not completed any acquisitions to date, from time to time in the future, we may pursue acquisitions of complementary businesses and technologies.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 10 before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Our results of operations would be adversely affected if our sales and marketing activities fail to generate revenues at levels that we anticipate.

•	We derive the substantial majority of our revenues from our agreement with Google, and the termination of, or our failure to renew, this agreement could have a material adverse effect on our results of operations.
•	Our revenues may be adversely impacted if our Internet search providers change their policies or guidelines regarding our users’ installation of our Internet search services.
•	In order to maintain our revenue and grow our business we need to continuously acquire new users and maintain user engagement with our search services through marketing campaigns.
•	Our business and prospects would be harmed if new versions or upgrades of operating systems and Internet browsers adversely impact the process by which users install our solutions.
•	The introduction of new operating systems, browsers and other popular software products may materially adversely affect user engagement with our search services.
•	Our results of operations would be harmed if user engagement with our search services decline at a faster rate than anticipated by our BBI platform.
•	Our growth and profitability would be adversely affected if we are required to pay higher distribution fees to acquire new users who do not generate a corresponding increase in revenues, or if third-party distributors are unwilling to partner with us on acceptable terms.

Corporate Information

Our principal executive offices are located at 10 Hataasiya Street, Or Yehuda, 60212 Israel, and our telephone number is +972 (3) 538-2111. Our website address is www.babylon.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, telephone number (302) 738-6680.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Babylon” design logo, “Babylon” and other trademarks or service marks of Babylon Ltd. appearing in this prospectus are the property of Babylon Ltd. babylon® and babylon translation @ a click® are our registered trademarks in certain jurisdictions. We have several other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares offered by us
ordinary shares.
Ordinary shares offered by the selling shareholders
ordinary shares (or if the underwriters exercise their over-allotment option in full).
Ordinary shares to be outstanding after this offering
ordinary shares.
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including sales and marketing expenditures aimed at growing our business through user acquisition activities with third party software distributors. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. We will not receive any of the proceeds from the sale of shares by the selling shareholders.
Dividend policy
We do not intend to pay dividends for the foreseeable future following this offering and currently intend to retain any future earnings to finance the operation and expansion of our business. See “Dividend Policy.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Tel Aviv Stock Exchange symbol and proposed Nasdaq Global Select Market symbol
“BBYL.”

The number of ordinary shares to be outstanding after this offering is based on 46,639,668 ordinary shares outstanding as of September 30, 2012. The number of ordinary shares to be outstanding after this offering excludes 5,238,347 ordinary shares reserved for issuance under our equity incentive plans as of September 30, 2012, of which options to purchase 4,450,000 shares had been granted at a weighted average exercise price of $1.28 per share and restricted stock units with respect to 100,000 shares were outstanding.

Unless otherwise indicated, this prospectus:

•	assumes an initial public offering price of $ per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus; and
•	assumes no exercise of the underwriters’ option to purchase up to an additional ordinary shares from the selling shareholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The summary consolidated statements of comprehensive income data for each of the years in the three-year period ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated balance sheet data as of September 30, 2012 and the summary consolidated statement of operations data for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share and supplemental data)
Consolidated Statements of Comprehensive Income:
Revenues:
Advertising revenues	$7,171	$16,857	$47,478	$28,805	$114,582
Software revenues	15,426	14,878	14,917	11,178	6,810
Total revenues	22,597	31,735	62,395	39,983	121,392
Costs and expenses:
Cost of revenues(1)	2,426	2,353	2,414	1,716	1,895
Research and development(1)	2,497	3,927	5,188	3,485	4,956
Sales and marketing(1)	12,187	17,218	41,730	28,835	91,796
General and administrative(1)	1,869	2,524	3,584	1,939	2,052
Total costs and expenses	18,979	26,022	52,916	35,975	100,699
Operating income	3,618	5,713	9,479	4,008	20,693
Financial income (expenses), net	(196)	479	136	(377)	(302)
Income before income taxes	3,422	6,192	9,615	3,631	20,391
Tax benefit (income taxes)	1,577	(1,082)	(1,799)	(971)	(3,273)
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
Net income per share:
Basic	$0.12	$0.12	$0.17	$0.06	$0.37
Diluted	$0.12	$0.12	$0.17	$0.06	$0.34
Weighted average number of ordinary shares used in computing earnings per share:(2)
Basic	41,599	43,067	45,676	45,489	46,552
Diluted	42,421	44,196	46,355	46,068	50,260

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share and supplemental data)
Dividends declared per share:
New Israeli Shekels	NIS —	NIS 1.10	NIS 0.76	NIS —	NIS 1.07
U.S. dollars	$—	$0.30	$0.22	$—	$0.27
Supplemental Financial and Operating Data (unaudited):
Unique visitors(3) (in millions)	2.2	3.3	15.1	10.9	31.3
Search queries(4) (in millions)	546.6	928.1	5,469.1	3,363.3	10,275.4
Adjusted EBITDA(5) (in thousands)	$4,426	$7,217	$11,118	$4,744	$21,734

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Cost of revenues	$5	$4	$1	$—	$7
Research and development	168	149	250	169	306
Sales and marketing	139	27	106	76	104
General and administrative	298	314	439	328	316
Total	$610	$494	$796	$573	$733

(2)	Basic earnings per share are computed based on the weighted average number of ordinary shares, net of treasury shares, outstanding during each period. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period plus dilutive potential equivalent ordinary shares considered outstanding during the period, in accordance with ASC 260, “Earnings per Share.”
(3)	A unique visitor is a computer or mobile device with an identifiable IP address that visits one of our websites at least once during a given day. We present unique visitor data as the average number of daily unique visitors in a given month averaged over the three months ending on the measurement date. We rely on Google Analytics for this data. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Unique Visitors.”
(4)	Consists of the total number of search queries submitted through our platform during the relevant period. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Search Queries.”
(5)	EBITDA represents net income before interest, income tax, and depreciation and amortization expense. We do not have any amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. See “— Non-GAAP Financial Measures — Adjusted EBITDA” for more information and for a reconciliation of net income to Adjusted EBITDA.

	Actual			Actual	As Adjusted(1)
	As of December 31,			As of September 30,
	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,858	$8,787	$7,885	$12,255
Trade receivables, net	4,910	5,410	12,499	21,641
Working capital(2)	17,922	11,272	12,138	17,762
Total assets	24,063	17,926	25,212	40,326
Shareholders’ equity	19,742	12,973	14,212	19,763

(1)	Adjusted amounts give effect to the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Working capital is defined as total current assets minus total current liabilities.

Non-GAAP Financial Measures — Adjusted EBITDA

The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
Interest income	(74)	(55)	(58)	(24)	(21)
Taxes on income (tax benefit)	(1,577)	1,082	1,799	971	3,273
Depreciation and amortization	468	586	765	564	631
Share-based compensation	610	494	796	573	733
Adjusted EBITDA	$4,426	$7,217	$11,118	$4,744	$21,734

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before interest, income tax and depreciation and amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out non-operating items (such as interest income), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation and amortization of fixed assets (affecting relative depreciation and amortization expense), and the impact of non-cash share-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	although depreciation and amortization are non-cash charges, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our results of operations would be adversely affected if our sales and marketing activities fail to generate revenues at levels that we anticipate.

We acquire users primarily through third-party distribution channels, generally consisting of other software companies to which we pay a fee for each successful installation of our translation software. We acquired approximately 96% of our new users in the nine months ended September 30, 2012 through third-party distributors. The largest single driver of our profitability is the advertising revenues generated by our users over time, less the sales and marketing expenses associated with acquiring those users. To efficiently monitor and control our user acquisition costs, as well as forecast the resulting advertising revenues, we have developed a sophisticated, proprietary analytical platform, which we refer to as the Babylon Business Intelligence platform, or the BBI platform. The analysis generated from the BBI platform provides us with an assessment of the aggregate expected long term revenues to be derived from a user thus allowing us to control user acquisition costs over time. The amount of our advertising revenues in a particular quarter is driven by our sales and marketing expenditures on user acquisition in prior quarters. If the users we acquire fail to generate the expected levels of revenues because of a failure in the analytics underlying the BBI platform or for other reasons, then our results of operations for a particular period or periods may not meet investors’ expectations based on our historical performance, which would have a material adverse effect on our results of operations and share price.

We derive the substantial majority of our revenues from our agreement with Google, and the termination of, or our failure to renew, this agreement could have a material adverse effect on our results of operations.

Google accounts for a substantial portion of our revenues, and we expect this to continue for the foreseeable future. In particular, revenues from Google accounted for 85.3%, 51.7% and 84.4% of our advertising revenues in the years ended December 31, 2009, 2010 and 2011, respectively, and 84.1% and 88.9% of our advertising revenues in the nine months ended September 30, 2011 and 2012, respectively. We first entered into an agreement with Google in November 2007 and have amended and renewed this agreement a number of times. Under our agreement with Google, we license Google’s search results for a fee, and Google pays us a percentage of any advertising revenues generated by Google when a user clicks on a sponsored link provided to us by Google. Subject to limited exceptions, we currently may only use Google as our search provider. Accordingly, our success is largely dependent upon Google delivering to us high quality search results and sponsored links that result in advertising revenues. Our current agreement with Google was signed in November 2011 and is scheduled to expire at the end of November 2013. The agreement has customary termination rights, including upon a material breach by, or a change of control of, either party. If upon the termination or expiration of our agreement with Google, we fail to enter into a new agreement with Google or another major search provider on substantially the same or more favorable terms or at all our results of operations could be materially and adversely affected. Our ability to enter into such an agreement may also be impacted by factors beyond our control, including changes in the competitive landscape of the Internet search industry.

Our revenues may be adversely impacted if our Internet search providers change their policies or guidelines regarding our users’ installation of our Internet search services.

We are required under our agreements with Internet search providers, and particularly Google, to format our installation selection features, user interface and advertisement placements, and branding, among other features in accordance with their policies and guidelines. We follow these policies and guidelines regarding disclosure requirements to consumers installing our products, and regarding obtaining consumer consent to change browser defaults, such as the homepage and search provider. While abiding by our search providers’ policies and guidelines, we have sought to optimize our installation process in order to increase users’ selection of our search services. In particular, we have adopted an “opt-out” approach to our installation process, pursuant to which, when users install our translation software, the option to have Babylon as their primary search provider is presented as the default option. Users are required to unselect each feature of our search services if they do not wish to install our search functions on their computers. Any changes to existing policies and guidelines, and in particular a restriction on the “opt-out” feature, would likely lead to a reduction in the number of users that install our search service at the time that they download our translation software, which could adversely affect our results of operations. In addition, noncompliance with our search providers’ guidelines could, if not cured, result in our search providers’ suspension or termination of some or all of their services to us.

In order to maintain our revenue and grow our business we need to continuously acquire new users and maintain user engagement with our search services through marketing campaigns.

The market for search services is highly competitive, and we experience significant competition for user engagement with our search services from other software vendors who use a search advertising business model similar to ours. We generate the substantial majority of revenues associated with our users during the first year after they install our translation software and begin using our search services. In order to maintain our current revenues and grow our business, we need to continuously engage in marketing campaigns aimed at maintaining user engagement with our search services and acquiring new users. If we fail to conduct such marketing campaigns or any of our marketing campaigns prove less successful than anticipated, either because we are not able to accurately project the number of completed installations of our software or otherwise, we expect that our user engagement would decline materially, which would have a material adverse effect on our operating results.

Our business and prospects would be harmed if new versions or upgrades of operating systems and Internet browsers adversely impact the process by which users install our solutions.

The installation process for our solutions is currently simple and straightforward, which we believe has helped us to expand our user base even among users with little technical expertise. In the future, Microsoft, the dominant operating system provider, or any other provider of Internet browsers, could introduce new features that would make it more difficult to download our translation software or install our search services. For example, operating systems or Internet browsers could force a change to the “opt-out” approach to our installation process that we currently use or could require users to click through multiple windows or enter passcodes in order to use our solutions. Any changes to operating systems or Internet browsers that make it more difficult to install our solutions may slow the growth of our user base, and adversely impact our business and prospects.

The introduction of new operating systems, browsers and other popular software products may materially adversely affect user engagement with our search services.

Users typically install new software and update their existing software as new or updated software is introduced online by third-party developers. In particular, Microsoft’s introduction of Windows 8 may prompt many of our users to upgrade their operating systems or computers. In addition, when a user purchases a new computing device or installs a new Internet browser, they generally use the Internet search services that are typically pre-installed on the new device or Internet browser. Our software is distributed online, and is not pre-installed on computing devices. In addition, as many software vendors that distribute their solutions online also offer search services alongside their primary software product, users often replace our search services with those provided by these vendors in the course of installing new software or updating existing software. Any event that results in a significant number of users changing or upgrading their computing device operating systems or Internet browsers after installing our search solution could result in us failing to generate the revenues that we anticipated from our users and result in a decline in our user base. Finally, although we constantly monitor the compatibility of our translation software, premium products and Internet search services with such new versions and upgrades, we may not be able to make the required adjustments to ensure constant availability and compatibility of our solutions.

Our results of operations would be harmed if user engagement with our search services decline at a faster rate than anticipated by our BBI platform.

Our search services are not co-branded with our search providers and, because users can install our translation software without using our search services, users often choose to use more well-known search providers based on brand recognition or other factors. For example, we have noticed that as we have grown, the ratio of search queries to translation requests has increased, which may indicate that users are less engaged with our translation software which may in turn adversely impact our ability to retain such users’ engagement with our search services. We depend on our BBI platform to project such trends. If we are unable to demonstrate to our users the benefits and advanced functionalities of our enhanced search services, they may choose to change their primary search provider from Babylon to another provider at a faster rate than we anticipate, which could have a material adverse effect on our operating results.

Our growth and profitability would be adversely affected if we are required to pay higher distribution fees to acquire new users who do not generate a corresponding increase in revenues, or if third-party distributors are unwilling to partner with us on acceptable terms.

We rely on third parties to distribute our software as a value-added component to their own software product offerings. We believe third-party distributors select software products for distribution based primarily upon the distribution fee and the business intelligence capabilities and insights into users that other software companies provide to them. The distribution fee we pay is based on a number of factors, including the BBI platform’s projection of the resulting revenues from the users acquired through the third-party distributor. Other software companies may be willing to pay higher distribution fees than we are to acquire new users either on a short-term basis to acquire market share or on a long-term basis as they benefit from better user monetization, have different profitability targets or different cost structures, among other factors. If other software companies are willing to pay higher distribution fees than us, we may be forced to forgo opportunities to acquire new users who will generate more revenues, or we may have to pay higher distribution fees. Either of these outcomes would adversely impact our revenues and profitability.

Understanding user profiles and trends is critical to predicting the return on investment a user will generate. To retain and attract distributors, we provide them access to certain aspects of the analyses generated by our BBI platform. We may in the future face increased competition from other software companies that also have or develop scalable data analytics capabilities. If our competitors are able to provide more accurate or detailed analysis of a distributor’s user base that improves its overall user acquisition strategies, we may find it harder to retain our existing distributor relationships or enter into new relationships, even if we are willing to pay higher distribution fees.

We generate a substantial majority of our revenue from online advertising. A reduction in spending on online advertising by advertisers could adversely impact our business and results of operations.

We generate the substantial majority of our revenue from our users’ clicks on text-based links to advertisers’ websites, or sponsored links. When our users click on a sponsored link, the search provider receives a payment from the sponsor of that link and pays us a portion of that amount. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse economic conditions can have a material negative impact on the demand for advertising and cause advertisers to reduce the amounts they spend on advertising, particularly online advertising, which could negatively impact our revenues. Advertisers typically do not have long-term advertising commitments with search providers or advertisement networks. A decrease in overall advertising may adversely affect our results of operations.

In addition, the rates advertisers pay for each click on a sponsored link on a cost-per-click (CPC) basis or for each time an advertisement is displayed on a cost-per-thousand impressions (CPM) basis are negotiated between the search providers or advertisement networks and advertisers and depend on a number of factors which we do not control. If search providers or advertisement networks decrease the rates charged to advertisers, they would decrease the advertising revenues they share with us. Under this circumstance, we cannot provide any assurance that we would be able to adjust the fees that we pay to distributors in order to acquire users in order to maintain our current levels of profitability.

We have experienced rapid growth in recent periods, and we do not expect to sustain the same rate of growth in the future.

Our revenues have grown rapidly in recent periods. Between 2009 and 2011, our revenues grew by 176.1% and between the nine months ended September 30, 2011 and the nine months ended September 30, 2012, our revenues grew by 203.6%. In 2010, we began to transition from a subscription-based revenue model to an advertising-driven revenue generation model by offering our translation software on a free-to-download basis in select markets. This transition drove the rapid growth in our revenues since we had only a small amount of advertising revenues in 2009. Accordingly, we do not expect that we will be able to sustain this rate of growth in the future even as we continue to grow our business and revenues. In addition, we expect that a significant portion of our future growth will be generated through search activity and resulting advertising revenues from users in emerging markets, as opposed to the sale of our translation software to them. The rates that advertisers pay our search providers for each click on a cost-per-click (CPC) basis or each time an advertisement is displayed on a cost-per-thousand impression (CPM) basis are generally higher in developed markets, such as North America and Western Europe, than in emerging markets. This may contribute to lowering the rate of our revenue growth and lower our margins. Any decrease in our growth rate, or in our operating or profit margins, would adversely impact our results of operations.

Our translation software and Internet search services may be blocked or misidentified by computer security programs and users may face challenges uninstalling our software, each of which may lead to negative perceptions of our software, and may adversely impact our business and results of operations.

When users install our translation software, they are offered the option to have Babylon as their primary search provider unless they elect to “opt-out” by unchecking a box during the installation process. If users intending to install our translation software do not “opt-out” of installing our search functions, the Babylon search website will be selected as the user’s homepage and primary search provider. Furthermore, once installed, our search services operate on users’ systems until they are uninstalled. Accordingly, users who do not “opt-out” during the installation process would need to uninstall our search services which may be perceived as an annoyance. Although we provide 24-hour customer support to assist users in the installation and uninstallation process, if we are not able to facilitate the uninstallation of our search services if desired by a user, negative perceptions of our products and negative publicity on Internet forums could develop, which could harm our brand and lead users to discontinue using our search services at faster rates than we have experienced in the past.

In addition, we have in the past been subject to negative publicity due to computer security programs warning consumers about downloading and installing our products. When consumers notify us of a computer security program preventing or otherwise warning against the download or installation of our products, we attempt to correct this misidentification with the computer security program provider, which may also be a competitor; however, we may be unable to correct all misidentifications in a timely manner. If computer security programs misidentify our solutions or the products with which our solutions are distributed and warn consumers about installing our solutions, users may decide not to install our translation software or search services, which would adversely affect our revenues and profitability. Moreover, any such misidentification could further lead to negative perceptions of our solutions and negative publicity on Internet forums and product reviews, which could adversely affect our user base, business and results of operations.

We depend, in part, on natural, or “algorithmic,” searches and paid searches to offer our products to consumers, and if those search providers increase their pricing or change their search algorithms, it may limit our ability to attract new users.

We advertise our translation software and search services on search providers and other websites. We rely on search providers to generate website traffic, and many of our users locate our solutions and website by clicking on search results displayed by search providers. Search providers typically provide two types of search results, natural, or “algorithmic,” search results and sponsored links. Algorithmic search results are determined and organized solely based on automated criteria set by the search provider and a ranking level cannot be purchased. Advertisers can also pay search providers to place listings more prominently in search results to attract users to advertisers’ websites. Search providers revise their algorithms from time to time in an attempt to optimize their search result listings. If search providers that direct users to our websites modify their algorithms, our websites may appear less prominently or not at all, which could result in fewer users clicking through to our websites. Approximately 3% of the traffic to our websites in the nine months ended September 30, 2012 was generated from paid search listings or banner advertisements, and if search providers or download websites increase the pricing for advertisements, we may not be able to purchase advertising on these sites on an economically attractive basis, and our profitability may suffer.

If we are unable to penetrate and generate revenues from the mobile device market, our business and future prospects could be materially adversely affected.

Consumers are increasingly accessing the Internet through devices other than personal computers, including mobile phones, smartphones or tablets. This trend has increased dramatically in the past few years and is projected to continue to increase. Virtually none of our revenues is currently generated from activity on mobile devices. We launched our first free mobile translation application in the first quarter of 2010 for the Blackberry operating system and Apple iOS, followed by applications for the Android and Windows Mobile operating systems in the first quarter of 2012. The mobile device market is characterized by the frequent introduction of new products and solutions, short product life cycles, evolving industry standards, continuous improvement in performance characteristics and rapid adoption of technological and product advancements. If we are not able to create and support additional products and solutions for these devices, or if users of these devices do not widely adopt products and solutions we develop, we may be unable to compete in the mobile device market and achieve our desired growth. We currently do not offer search services for mobile devices and may face difficulty installing such tools on mobile devices because most mobile devices have smaller screens than desktop and laptop computers and may not as readily accommodate our software. Because we only launched our first mobile application in the first quarter of 2010, our competitors may have already introduced applications, and their brand recognition may be greater. If we are unable to introduce competitive solutions in the medium- to long-term, our ability to enter and penetrate the mobile device market may be harmed. While we are testing various methods of revenue generation, including display advertisements, we may not be able to generate revenues from the mobile user base or penetrate the mobile market at all. Furthermore, competitors may develop strategies to generate revenues from the mobile device market more rapidly than us, allowing them to build brand recognition, which could be leveraged to penetrate our existing desktop and laptop markets. If any of the above risks were to materialize, our business could be subject to disruption and our business growth and results of operations could be materially and adversely affected.

Our brand would be adversely affected if there were flaws in our translation software or search services which result in negative publicity.

We must maintain the quality of our brand to continue to attract and maintain our relationships with users of our translation software and search services, as well as with search providers and distributors. Our brand may be damaged and users may discontinue using our solutions if they contain any defects or if there is negative publicity about our solutions. Additionally, our users may experience errors, failures or bugs in our solutions that are undetected by our pre-launch testing, especially when we introduce new services or features or when we release updates. If our translation software, including the products we license from third parties, contain incorrect translations or fail to accurately reflect semantic nuances, our reputation could be harmed, which could lead users to discontinue using our solutions. In addition, because we believe that distributors seek to maintain distribution relationships with companies that will enhance their brand and reputation and whose products provide value to their end users, any adverse publicity about us or damage to our reputation could deter software distributors from distributing our solutions. The search providers on which we depend for our advertising revenues may also become unwilling to provide us with search results and sponsored links even if we can provide significant numbers of search queries, if the quality of our underlying translation software were questioned or we otherwise became subject to reputational concerns. If any of these risks were to materialize, our brand and results of operations would be adversely affected.

Our business relies on the significant experience and expertise of our senior management and technical staff and we must continue to attract and retain highly skilled personnel in order to grow our business successfully.

The success of our business is dependent to a large degree on the continued service of our executive officers and our employees who are highly skilled in information technology and data optimization.

Competition in our industry for qualified employees is intense. In particular, the Israeli labor market is small and we face challenges in recruiting trained personnel in research and development, customer service and data analysis and optimization. If we lose the services of any of our key personnel and fail to manage a smooth transition to new personnel, our business could suffer.

We do not carry key person insurance on any of our executive officers or other key personnel. We have entered into employment agreements with certain of our executive officers and key employees that contain non-compete covenants. Despite these agreements, we may not be able to retain these officers and employees. If we cannot enforce the non-compete covenants, we may be unable to prevent our competitors from benefiting from the expertise of our former employees, which could materially and adversely affect our business and results of operations.

We face competition from existing and potential online translation solutions that may result in third-party distributors and users concluding that their translation needs can be met by alternative solutions.

In addition to competing generally with other software companies for distribution channels, our translation software competes with existing online translation solutions and, in the future, may compete with new online solutions. In the online translation market, we face competition from larger market participants, such as Google and Microsoft, that leverage their brand and may also embed translation capabilities within existing software applications to drive user adoption. Some of these entities have significantly greater resources and brand recognition than we do and may also provide their products for free as part of a broader solution. If we are unable to develop new software features as quickly and effectively as they do or maintain the quality of translations, breadth of languages and ease of use of our translation software in comparison to competing products, third-party distributors and potential users may conclude that users’ translation needs can be better met by competing solutions. This would make it difficult for us to engage distributors and to acquire and retain users, and our revenue growth and profitability may be adversely affected.

Regulatory and business practice developments relating to personal information of our users and/or failure to adequately protect the personal information of our users may adversely affect our business.

The database that supports our BBI platform and our eCommerce platform is based in Israel and complies with the data protection and information security laws of Israel. While it is generally the laws of the jurisdiction in which a database is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our activities even in locations in which we do not have an operating entity. This may arise in a number of ways, either because we are conducting direct marketing activities in a particular jurisdiction and the local laws apply to and are enforceable against us, or because our BBI platform is controlling the processing of information within that jurisdiction. Notably, as the BBI platform uses cookies in its operation, there is a risk that European data protection regulators may follow European Commission Article 29 Working Party opinions that would result in the application of local law to us.

Our BBI platform operates by assigning to each user a unique identification number, which in the case of users accessing our service via an Internet browser is stored in a cookie on the user’s computer. The information which is linked to that identification number indicates the user’s preferences and certain operational information concerning their Internet browser or computing device, including their IP address. We analyze user data to deliver targeted product offerings and provide enhanced search functionalities. Although personally identifiable information such as name, address, email addresses, and payment information is not linked to that identification number, and therefore the information is effectively anonymous, the laws of some countries, particularly some countries in Europe, may classify the information we hold as personal data and may seek to regulate our use of this data. In such case, we may be required to register our operations in that jurisdiction and develop the BBI platform so that user data is only collected and processed in accordance with local applicable law. This may require personal data that we have already collected in that territory to be deleted, and there is a risk of monetary or other penalties for any failure to comply with local law.

In some countries, the use of cookies and other information placed on users’ Internet browsers or users’ computing devices is now regulated, regardless of the information contained within or referred to by the cookie. Specifically, in the European Union, this is now subject to national law being introduced pursuant to the amended Directive 2002/58 on Privacy and Electronic Communications. The effect of these measures may require users to provide explicit consent to such a cookie being used. The laws being introduced pursuant to this measure are not finalized in every European Member State, and we have not determined what effect this could have on our business when we place the cookie on the user’s computer or when a third party does so. The effect may be to limit the amount of information we receive in relation to each use of the service, and/or to limit our ability to link this information to a unique identity.

In the United States, the Federal Trade Commission, or FTC, is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. Prompted by the FTC’s recommendation regarding online tracking, a number of federal legislative proposals have been introduced that would allow users to opt out of online monitoring. This may affect our ability to obtain information from U.S. users that would assist in tailoring translation and enhancing search queries for U.S. users.

The laws in this area are complex and developing rapidly. We are aware that there is a proposal for a new general law within Europe, the General Data Protection Regulation, which is likely to be introduced within three years. The draft form of this law contains provisions which would regulate the operation of the BBI platform, and our use of the information from that BBI platform. The proposed regulation is still under discussion, and we have not yet assessed the full effect of these proposals if enacted into law in their current form. There is a risk that Internet browsers, operating systems or other applications might be modified by their developers in response to proposed legislation to limit or block our ability to access information about our users.

We receive a significant number of search queries from European users, and disruptions in European economies could have a material adverse effect on our operations or financial performance.

We derived approximately 51% and 42% of our advertising revenues generated from search queries processed through our platform by Google in 2011 and in the nine months ended September 30, 2012, respectively, from users in European countries. There remain concerns about the ability of certain European countries, particularly Greece, Ireland, Portugal, Spain and Italy, to finance their deficits and growing debt burdens. These concerns, combined with the interdependencies among European economies and financial institutions, have exacerbated concerns regarding the stability of European financial markets. Additionally, austerity conditions attached to the receipt of financial rescue packages for indebted European countries, as well as actions taken by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Euro-zone countries. The continuation of difficult economic conditions or sustained conflict over new financial rescue packages could lead to the re-introduction of individual currencies in one or more Euro-zone countries, or, in more extreme circumstances, the possible dissolution of the Euro currency entirely. These potential developments, or market perceptions concerning these and related issues, could result in a decrease in advertising spending generally or a decrease the rates that advertisers pay search providers in these countries. If such decreases occur, the advertising revenues we generate through the search activities in affected countries could be adversely impacted and we may not be able to lower our user acquisition costs commensurately, which could have a material adverse impact on our operations and financial performance.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet. Laws governing issues such as property ownership, sales and other taxes, libel and personal privacy that apply to the Internet have, in some cases, failed to keep pace with technological change. Recently enacted or future laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In addition, aspects of our activities in Europe may become subject to a European Directive on Consumer Rights, which was published in November 2011 and is required to be effective in European Union member states by June 13, 2014. With respect to digital content, the directive may require us to provide additional information to users, and grant users with additional consent rights, before they install our solutions. In addition, since the directive was not aimed specifically at digital content, the European Commission has stated that it may address this area with additional legislation. It is also possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Any such adverse legal or regulatory developments could substantially harm our operating results and business. Furthermore, because we distribute a majority of our solutions with other software companies’ products, a violation of laws and regulations governing business on the Internet by a third-party distributor may negatively impact us. We cannot provide any assurance that our third-party distributors are in compliance with the laws and regulations applicable to them in the jurisdictions in which they distribute our products.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our products and technology.

Our intellectual property rights are important to our business. We rely primarily on a combination of contractual provisions, copyrights and trademarks to protect our intellectual property and know-how. We currently have only one patent, which was issued in the United States. That patent addresses technology related to the One-Click user interface of our translation solutions and does not provide protection against infringement outside the United States. To protect our know-how and trade secrets, we customarily enter into confidentiality agreements with our employees and consultants who are involved in our research and development activities or who otherwise have access to our proprietary information, prohibiting these employees and consultants from disclosing such proprietary information. Despite our efforts, our know-how and trade secrets could be disclosed to third parties or misappropriated by our employees, consultants or third parties, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets. Our trade secrets and know-how, such as the algorithms that we used to analyze customer data, are stored electronically and thus are highly portable. We therefore seek to minimize disclosure of our source code to users or other third parties. We cannot be certain, however, that these measures will adequately prevent third parties from accessing our software, source code or proprietary information. Our click-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. In addition, third parties could successfully reverse engineer our products or independently discover our trade secrets and proprietary information, and in such cases we would not be able to assert any trade secret rights against such parties. If any of our trade secrets, know-how or other technologies were to be disclosed or independently developed by a competitor, our business, financial condition and results of operations could be materially and adversely affected. Typically, our employment contracts and agreements with consultants also include clauses requiring our employees and those consultants to assign to us all of the inventions and intellectual property rights they develop in the course of their employment or engagement, however, disputes may arise as to the rights in the intellectual property developed by such parties. We also rely in part on copyright laws in various jurisdictions to protect our intellectual property, including our software source code. However, we may be unable to detect copying of our intellectual property by third parties. Even if such copying is detected, copyright laws may not provide adequate protection, and we may fail to seek or be unable to obtain a meaningful remedy against the copier. Even with respect to the technology addressed by our patent, there can be no assurance that, if challenged, the patent will be held to be valid and enforceable, that its scope will not be limited or that others will not design around or infringe our patent. Furthermore, in some countries or regions, for example, in Europe, we may be unable to seek patent and other intellectual property protection to the same extent as in the United States. The laws of some foreign countries, particularly less developed countries, do not offer a sufficient level of protection of our proprietary rights, and we face greater risk of being unable to prevent unauthorized use of our intellectual property in those countries.

We may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for products or solutions that also address the software market. There can also be no assurance that pending or future United States or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. We rely on our brand and trademarks to identify our products to our customers and to differentiate our products from those of our competitors, and any failure to obtain and maintain protection for our brand and trademarks in the jurisdictions in which we operate could therefore have a material adverse effect on our business.

To protect our intellectual property rights, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays to the development or launch of our products, materially disrupt the conduct of our business, put our intellectual property at risk of being invalidated or narrowly interpreted, or adversely affect our revenues, financial condition and results of operations. Such litigation may ultimately be unsuccessful or result in a remedy that is not commercially valuable, and may also provoke third parties to assert claims against us. We may choose not to pursue patents or other protection for innovations that later turn out to be important or we may choose not to enforce our intellectual property rights. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop products or solutions with the same or similar functionality as our solutions without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

We may become subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.

There can be no assurance that third parties will not assert that our products, services and intellectual property infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays in introducing new products or services, materially disrupt the conduct of our business and have a material and adverse effect on our business, financial condition and results of operations. As a consequence of such claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our products or services or re-brand our products or services. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe, potentially even if we believe such claims to be without merit. Such licensing agreements may not be available on terms acceptable to us, or at all. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third-parties and otherwise negatively affect our business. In the event of a successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, results of operations or financial condition could be materially and adversely affected.

In addition, certain of our agreements with third parties require us to indemnify such third parties for intellectual property infringement claims against them. Defending such claims could cause us to incur additional costs. An adverse determination in any such proceeding could also require us to cease offering the solutions or services that are the subject of such a determination, procure or develop substitute solutions or services for such third parties and/or pay any damages such third parties incur as a result of such determination.

Finally, we use open source software in connection with our software development. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms, and we may be subject to such claims in the future. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

Our IT infrastructure may be subject to disruption that could harm our ability to provide translation and search functions to our users and harm our reputation and future sales.

We may become the target of spam attacks on our email addresses and denial of service and other sophisticated attacks on our websites. In addition, we may in the future experience website disruptions, outages and other performance problems. Similarly, experienced computer programmers could attempt to penetrate our network security or the security of our solutions and misappropriate proprietary information or cause interruption of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these attacks. If any of these events occur and our search solutions are not available to users even for a short period of time, users may install an alternate search service and our user base and revenues may be adversely impacted. In addition, any outage or successful disruptive efforts may adversely impact our reputation, brand and future prospects.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, in addition to this offering, we may seek additional equity or debt financing to fund our growth, develop new products and services or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may change, or other circumstances may arise that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We may make acquisitions and investments, which could result in operating difficulties, dilution and other harmful consequences.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments carry with them a number of risks, including the following:

•	diversion of management time and focus from operating our business;
•	implementation or remediation of controls, procedures and policies of the acquired company;
•	coordination of product, engineering and sales and marketing functions;
•	retention of employees from the acquired company;
•	unforeseen liabilities;
•	litigation or other claims arising in connection with the acquired company; and
•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

We are exposed to risks associated with credit card fraud and credit card payment processing.

In addition to our primary translation software for Windows operating systems that is offered to individual users on a free-to-download basis, we offer our translation software to businesses and institutions and the translation software for Macintosh operating systems to individual users, businesses and institutions, on a paid basis. We also offer users various premium products, including supplementary dictionaries across a wide range of subjects, categories and themes as paid add-ons. We currently use several third-party eCommerce companies to process our credit and debit card payments, and we are responsible for ensuring that these third parties comply with Payment Card Industry data security standards. If one of these third parties does not comply with these standards and that results in credit card fraud or other financial losses related to the transactions that were processed on behalf of our users, we could be partially or wholly liable for any penalties or fines assessed as a result of the loss.

We have begun implementing data security standards, operating rules and certification requirements in accordance with Payment Card Industry data security standards in connection with internal controls requirements under Israeli law. There can be no assurance that we will maintain our compliance with these rules or requirements, or that our compliance will prevent illegal or improper use of our payment system. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our users. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, revenues, financial condition and results of operations.

Risks Related to Our Ordinary Shares and the Offering

An active, liquid and orderly trading market for our ordinary shares may not develop in the United States, the price of our ordinary shares may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market in the United States for our ordinary shares. The initial public offering price of our ordinary shares in this offering will be based, in part, on the price of our ordinary shares on the TASE and determined by negotiation among us, the selling shareholders and the representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;
•	variance in our financial performance from the expectations of market analysts;
•	announcements by us or our competitors of significant business developments, changes in relationships with our third-party distributors or Internet search providers, acquisitions or expansion plans;
•	our involvement in litigation;
•	our sale, or the sale by our significant shareholders, of ordinary shares or other securities in the future;
•	failure to publish research or the publishing of inaccurate or unfavorable research;
•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;
•	changes in key personnel;
•	the trading volume of our ordinary shares; and
•	general economic and market conditions.

An active trading market on Nasdaq for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your ordinary shares in the United States.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The significant share ownership positions of Noam Lanir, the Chairman of our board of directors, and Reed Elsevier Ventures, may limit your ability to influence corporate matters.

After giving effect to this offering, Noam Lanir, the Chairman of our board of directors, through his control of Chanpak Management Ltd. and Livemore Investments Group Ltd., and Reed Elsevier Ventures 2004 Partnership L.P., acting through its Managing General Partner, Reed Elsevier Ventures Limited (“Reed Elsevier Ventures”), will own or control, directly and indirectly, approximately     % and     %, of our outstanding ordinary shares, respectively. Accordingly, if Noam Lanir and Reed Elsevier Ventures vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares. Noam Lanir is the brother-in-law of our Chief Executive Officer, Alon Carmeli.

As a foreign private issuer whose shares are listed on the Tel-Aviv Stock Exchange, we may in the future follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements.

As a foreign private issuer, in reliance on Rule 5615(a)(3) of Nasdaq’s corporate governance rules, which permits a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the Nasdaq corporate governance standards for U.S. domestic issuers. As of the consummation of this offering, we intend to follow the Nasdaq corporate governance standards for domestic issuers, except with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, our articles of association to be effective following the closing of this offering will provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. For an adjourned meeting at which a quorum is not present, the meeting may generally proceed irrespective of the number of shareholders present at the end of half an hour following the time fixed for the meeting. We may in the future elect to follow home country practice in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers. See “Management — Corporate Governance Practices.”

As a foreign private issuer we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Our status as a passive foreign investment company may also depend on how quickly we utilize the cash proceeds from this offering in our business. Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2012. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2012 taxable year until after the close of the year. There can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a PFIC, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. If we are characterized as a PFIC, certain elections may be available that would alleviate some of the adverse consequences of PFIC status and result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Taxation and Government Programs — United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

After this offering, we will have ordinary shares outstanding. If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on Nasdaq, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline. We, together with our directors and officers, and our significant shareholders, Chanpak Management Ltd. and Livermore Investments Group Ltd., both of which are controlled by our Chairman, Noam Lanir, and Reed Elsevier Ventures, in the aggregate beneficially owning   % of our outstanding ordinary shares as of September 30, 2012, have agreed with the underwriters of this offering not to sell any ordinary shares, other than the shares offered through this prospectus, for a period of 180 days following the date of this prospectus.

The ordinary shares we are offering for sale in this offering and the 46,639,668 ordinary shares that are outstanding as of September 30, 2012, will be freely tradable in the United States immediately following this offering. As a result, except for the   ordinary shares that are the subject of lock-up agreements entered into by the holders thereof in connection with this offering, all of our outstanding shares are available for sale on the TASE and Nasdaq without restriction. In addition, at any time following the expiration or earlier waiver of the lock-up period following this offering, Chanpak Management Ltd., Livermore Investments Group Ltd. and Reed Elsevier Ventures are entitled to require that we register their 19,707,940 shares under the Securities Act of 1933 for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions — Registration Rights.”

We recently discontinued our policy of paying cash dividends on our share capital, and we do not expect to pay dividends for the foreseeable future.

We paid cash dividends on our ordinary shares in the past; however, we recently discontinued our policy of paying cash dividends. We do not intend to pay dividends on our ordinary shares for the foreseeable future following this offering and currently intend to retain any future earnings to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings and financial condition, capital requirements, the provisions of applicable Israeli law, contractual restrictions and other factors our board of directors may deem relevant. Consequently, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our ordinary shares. See “Dividend Policy.”

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since February 2007, and we have applied to have our ordinary shares listed on Nasdaq. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the use of proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, and for sales and marketing expenditures to grow our business, including through new user acquisition activities with third party distributors, and expansion in both developed and emerging markets. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. Our management may apply the net proceeds in ways that do not ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause the price of our ordinary shares to decline. See “Use of Proceeds.”

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

We will incur increased costs as a result of registering our ordinary shares under the Exchange Act and our management will be required to devote substantial time to compliance and new compliance initiatives.

As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before this offering. We also anticipate that we will incur costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs, such as additional stock exchange listing fees and shareholder reporting, and to take a significant amount of management’s time. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs.

In addition, changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a publicly traded company in the United States and being subject to U.S. rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2012. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip. An armed conflict between Israel and Hamas in the Gaza Strip has occurred again in November 2012 and is ongoing. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business, financial condition and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to distribute our products to consumers in these countries or establish distributor relationships with companies operating in these regions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of September 30, 2012, we had 179 employees, all of whom were based in Israel. Our employees in Israel, including our Chief Executive Officer and other executive officers, may be called upon to perform up to 36 days (in some cases more) of annual military reserve duty until they reach the age of 45 (and in some cases, up to 49). In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists to active duty, including in connection with the mid-2006 war in Lebanon and the December 2008 and the current conflict with Hamas, and it is possible that there will be additional call-ups in the future. Certain of our employees, including our Chief Executive Officer and other executive officers, have been called to active duty during these periods in the past and may be called to active duty during the current conflict with Hamas or in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruptions in the future could materially adversely affect our business and results of operations, especially if we are unable to replace these key employees with other personnel qualified in information technology and data optimization.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for “Preferred Enterprises” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, in August 2011, we received a tax ruling from the Israeli Tax Authorities, according to which, among other things, subject to certain conditions and to limited exceptions, our software and advertisement revenues are considered to be income generated by a “Preferred Enterprise” under the Investment Law. The benefits available to us under this tax ruling are subject to the fulfillment of the conditions stipulated in the ruling. As a result of “Preferred Enterprise” status, we are subject to a standard Israeli corporate tax rate of 15%, although our effective tax rate may be different based on a range of factors. If we do not meet the requirements of the Investment Law or the conditions of the tax ruling, the tax benefits would be canceled and we could be required to refund any tax benefits that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income and was reduced to 24% in 2011. The corporate tax rate was increased to 25% in 2012 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959.”

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings.

Our advertising revenues are denominated in U.S. dollars. Accordingly, the percentage of our revenues denominated in U.S. dollars has increased in recent periods with revenues in U.S. dollars accounting for 69%, 84%, 82% and 96% of our revenues in 2010, 2011 and the nine months ended September 30, 2011 and 2012, respectively. Substantially all of the balance has been denominated in Euros and was derived primarily from software revenues. U.S. dollars accounted for 54%, 74%, and 89% of our expenses in 2010, 2011 and the nine months ended September 30, 2012, respectively and the NIS accounted for 46%, 26% and 11% during the same periods. As a result, any appreciation of the NIS relative to the U.S. dollar would adversely impact our profitability. We do not currently hedge our exposure to currency fluctuations with financial instruments. If we choose to do so in the future, we may be unsuccessful in protecting against currency exchange rate fluctuations. Future currency exchange rate fluctuations could adversely affect our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Risk.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. None of our directors nor our independent registered public accounting firm, are residents of the United States. None of our executive officers is resident in the United States. Most of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert a claim based on U.S. securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S.

law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Management — Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Executive Officers.” Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Description of Share Capital — Acquisitions under Israeli Law.”

The provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our ability to continue to expand the number of search queries we receive;
•	our ability to continue to expand the number of unique visitors across our websites;
•	our ability to negotiate new agreements with search providers, including the renewal of our agreement with Google;
•	our ability to achieve our targeted return on investment and levels of advertising revenues;
•	our ability to maintain and expand relationships with third-party distributors;
•	our ability to continue to generate revenue through Internet search services;
•	our ability to use data analytics to predict and monitor user acquisition costs and advertising revenues;
•	our ability to continue to expand into and generate revenue from users in emerging markets;
•	our expectations regarding the continued expansion of advertisement spend on the Internet;
•	our expectations regarding our future product mix; and
•	our expectations of pursuing strategic acquisitions.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “BBYL” since February 2007. No trading market currently exists for our ordinary shares in the United States. We have applied to have our ordinary shares listed on the Nasdaq Global Select Market under the symbol “BBYL.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2012 (through November 18, 2012)	43.12	9.92	11.00	2.53
2011	9.10	4.93	2.32	1.26
2010	6.98	4.24	1.78	1.08
2009	6.31	3.66	1.61	0.93
Quarterly:
Fourth Quarter 2012 (through November 18, 2012)	33.47	28.75	8.53	7.35
Third Quarter 2012	43.12	25.70	11.00	6.56
Second Quarter 2012	37.23	18.80	9.50	4.80
First Quarter 2012	17.06	9.92	4.35	2.53
Fourth Quarter 2011	9.10	6.33	2.32	1.62
Third Quarter 2011	6.69	5.83	1.71	1.49
Second Quarter 2011	6.57	5.06	1.68	1.29
First Quarter 2011	6.42	4.93	1.64	1.26
Fourth Quarter 2010	5.44	4.50	1.39	1.15
Third Quarter 2010	4.71	4.29	1.20	1.09
Second Quarter 2010	6.18	4.24	1.58	1.08
First Quarter 2010	6.98	5.73	1.78	1.46
Fourth Quarter 2009	6.13	5.39	1.56	1.38
Third Quarter 2009	6.31	4.87	1.61	1.24
Second Quarter 2009	5.60	4.14	1.43	1.06
First Quarter 2009	4.29	3.66	1.09	0.93
Most Recent Six Months:
November 2012 (through November 18, 2012)	32.70	30.27	8.43	7.66
October 2012	33.47	28.75	8.53	7.35
September 2012	34.80	29.02	8.87	7.40
August 2012	40.14	25.70	10.24	6.56
July 2012	43.12	34.62	11.00	8.83
June 2012	37.23	30.28	9.50	7.72
May 2012	32.30	24.20	8.24	6.17

On November 18, 2012, the last reported sale price of our ordinary shares on the TASE was NIS 30.36 per share, or $7.70 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.94 = $1.00).

As of September 30, 2012, there were six shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 99.4% of our issued and outstanding shares as of such date were recorded in the name of our nominee company to the TASE, Bank Leumi Le Israel Registration Company Ltd.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $     million, or approximately $     million if the underwriters exercise in full their option to purchase additional ordinary shares, based upon an assumed initial public offering price of $     per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds we receive from this offering by $     million.

We intend to use the net proceeds from this offering for general corporate purposes, including sales and marketing expenditures aimed at growing our business through user acquisition activities with third party software distributors. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. We will have broad discretion in the way that we use the net proceeds of this offering.

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

DIVIDEND POLICY

We do not intend to pay dividends on our ordinary shares for the foreseeable future following this offering and currently intend to retain any future earnings to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings and financial condition, capital requirements, the provisions of applicable Israeli law, contractual restrictions and other factors our board of directors may deem relevant.

We have paid dividends in the past. In January 2011, our board of directors adopted a policy of distributing dividends in an amount equal to at least 50% of our net income based on our latest financial statements at the time of the decision to distribute the dividend. Prior to January 2011, we paid dividends based on periodic decisions of our board of directors. The following table sets forth the dividends we paid for the periods presented:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Dividends Declared:
Total in New Israeli Shekels	NIS —	NIS —	NIS —	NIS 47,000	NIS 35,000
Per share in New Israeli Shekels	NIS —	NIS —	NIS —	NIS 1.10	NIS 0.76
Total in U.S. dollars	$—	$—	$—	$12,743	$10,252
Per share in U.S. dollars	$—	$—	$—	$0.30	$0.22

In July 2012, our board of directors declared a cash dividend of NIS 50.0 million ($12.5 million), which was paid on August 23, 2012 to our shareholders of record as of August 8, 2012.

CAPITALIZATION

The following table sets forth our total capitalization as of September 30, 2012, as follows:

•	on an actual basis;
•	on an as adjusted basis to reflect the issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of September 30, 2012
	Actual	As adjusted
	(in thousands except share and per share amounts)
Ordinary shares, par value NIS 0.01 per share; 104,216,000 shares authorized, actual and as adjusted; 46,639,668 shares issued and outstanding, actual; 104,216,000 shares authorized, shares issued and outstanding, as adjusted	$123	$
Additional paid-in capital	30,681
Treasury stock at cost (4,186,814 shares)	(11)
Accumulated other comprehensive income	827
Accumulated deficit	(11,857)
Total shareholders’ equity	19,763
Total capitalization	$19,763	$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of September 30, 2012 was $0.42 per ordinary share.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $     per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of September 30, 2012 would have been $     per ordinary share. This amount represents an immediate decrease in net tangible book value of $    , per ordinary share to our existing shareholders and an immediate increase in net tangible book value of $     per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2012	$
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering.		$

A $1.00 increase (decrease) in the assumed initial public offering price of $    per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, cash equivalents and short-term investments, share capital, share premium, additional paid-in capital, total equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the as adjusted net tangible book value after the offering would be $    per share, the decrease in net tangible book value per share to existing shareholders would be $    and the increase in net tangible book value per share to new investors would be $    per share, in each case assuming an initial public offering price of $    per ordinary share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of September 30, 2012, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that directors or senior management and their respective affiliates paid during the past five years, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $    per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Directors and senior management and their respective affiliates		%	$	%	$
New investors
Total		100%		100%

The foregoing tables and calculations exclude 5,238,347 ordinary shares reserved for issuance under our equity incentive plans as of September 30, 2012 of which options to purchase 4,450,000 shares had been granted at a weighted average exercise price of NIS 3.96 ($1.01) per share and restricted stock units with respect to 100,000 shares were outstanding.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2012, the as adjusted net tangible book value per share after this offering would be $    , and total dilution per share to new investors would be $    .

If the underwriters exercise their option to purchase additional shares in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and
•	the number of shares held by new investors will increase to , or approximately % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The selected consolidated statements of comprehensive income data for each of the years in the three-year period ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2012 and the selected consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share and supplemental data)
Consolidated Statements of Comprehensive Income:
Revenues:
Advertising revenues	$7,171	$16,857	$47,478	$28,805	$114,582
Software revenues	15,426	14,878	14,917	11,178	6,810
Total revenues	22,597	31,735	62,395	39,983	121,392
Costs and expenses:
Cost of revenues(1)	2,426	2,353	2,414	1,716	1,895
Research and development(1)	2,497	3,927	5,188	3,485	4,956
Sales and marketing(1)	12,187	17,218	41,730	28,835	91,796
General and administrative(1)	1,869	2,524	3,584	1,939	2,052
Total costs and expenses	18,979	26,022	52,916	35,975	100,699
Operating income	3,618	5,713	9,479	4,008	20,693
Financial income (expenses), net	(196)	479	136	(377)	(302)
Income before income taxes	3,422	6,192	9,615	3,631	20,391
Tax benefit (income taxes)	1,577	(1,082)	(1,799)	(971)	(3,273)
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
Net income per share:
Basic	$0.12	$0.12	$0.17	$0.06	$0.37
Diluted	$0.12	$0.12	$0.17	$0.06	$0.34
Weighted average number of ordinary shares used in computing earnings per share:(2)
Basic	41,599	43,067	45,676	45,489	46,552
Diluted	42,421	44,196	46,355	46,068	50,260
Dividends declared per share:
New Israeli Shekels	NIS —	NIS 1.1	NIS 0.76	NIS —	NIS 1.07
U.S. dollars	$—	$0.30	$0.22	$—	$0.27

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except per share and supplemental data)
Supplemental Financial and Operating Data (unaudited):
Unique visitors(3) (in million)	2.2	3.3	15.1	10.9	31.3
Search queries(4)(in millions)	546.6	928.1	5,469.1	3,363.3	10,275.4
Adjusted EBITDA(5)(in thousands)	$4,426	$7,217	$11,118	$4,774	$21,734

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Cost of revenues	$5	$4	$1	$—	$7
Research and development	168	149	250	169	306
Sales and marketing	139	27	106	76	104
General and administrative	298	314	439	328	316
Total	$610	$494	$796	$573	$733
(2)	Basic earnings per share are computed based on the weighted average number of ordinary shares, net of treasury shares, outstanding during each period. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each period plus dilutive potential equivalent ordinary shares considered outstanding during the period, in accordance with ASC 260, “Earnings per Share.”
(3)	A unique visitor is a computer or mobile device with an identifiable IP address that visits one of our websites at least once during a given day. We present unique visitor data as the average number of daily unique visitors in a given month averaged over the three months ending on the measurement date. We rely on Google Analytics for this data. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Unique Visitors.”
(4)	Consists of the total number of search queries submitted through our platform during the relevant period. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Search Queries.”
(5)	EBITDA represents net income before interest, income tax and depreciation expense. We do not have any amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. See “— Non-GAAP Financial Measures — Adjusted EBITDA” for more information and for a reconciliation of net income to Adjusted EBITDA.

	As of December 31,			As of September 30,
	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,858	$8,787	$7,885	$12,255
Trade receivables	4,910	5,410	12,499	21,641
Working capital(1)	17,922	11,272	12,138	17,762
Total assets	24,063	17,926	25,212	40,326
Shareholders’ equity	19,742	12,973	14,212	19,763

(1)	Working capital is defined as total current assets minus total current liabilities.

Non-GAAP Financial Measures – Adjusted EBITDA

The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
Interest income	(74)	(55)	(58)	(24)	(21)
Taxes on income (tax benefits)	(1,577)	1,082	1,799	971	3,273
Depreciation and amortization	468	586	765	564	631
Share-based compensation	610	494	796	573	733
Adjusted EBITDA	$4,426	$7,217	$11,118	$4,744	$21,734

Adjusted EBITDA is a metric used by management to measure operating performance. EBITDA represents net income before interest, income tax and depreciation and amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out non-operating items (such as interest income), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation and amortization of fixed assets (affecting relative depreciation and amortization expense), and the impact of non-cash share-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	although depreciation and amortization are non-cash charges, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special note regarding forward-looking statements” and “Risk Factors.”

Company Overview

We are a leading developer of translation software solutions and a global provider of Internet search services We provide our software and services through our integrated Internet-based platform, enabling our users to access our portfolio of over 1,600 glossaries and over 25 million translation terms across 77 languages. We have a global presence with approximately 51.7% of our search queries coming from emerging markets, which we define as users that located in countries that are not members of the Organization for Economic Cooperation and Development (OECD). With over 13.3 billion translation requests and search queries received for the nine months ended September 30, 2012 and an average of 31.3 million daily unique visitors for the three months ended September 30, 2012, our platform benefits from substantial user engagement and scale.

We were founded in 1997 in Israel, and the following are key milestones in our development:

•	In 1998, we launched the first version of our translation software.
•	In 2003, we began offering premium content from major global dictionary and encyclopedia publishers as paid add-ons to our translation software.
•	In 2006, we completed our first quarter of positive net income, and have maintained positive quarterly net income ever since.
•	In February 2007, we completed an initial public offering in Israel and listed our ordinary shares on the Tel-Aviv Stock Exchange.
•	In 2008, we introduced our Internet search services.
•	In 2009, we processed approximately 547 million search queries and had an average of over 2.2 million daily unique visitors for the three months ended December 31, 2009.
•	In 2010, we began to transition from a subscription-based revenue model to an advertising-driven revenue model by offering our translation software on a free-to-download basis in select markets. The transition expanded our user base and drove a significant increase in the number of search queries we received. In 2010, we processed approximately 928 million search queries and 3.0 billion translation requests, and we had an average of over 3.3 million daily unique visitors for the three months ended December 31, 2010.
•	In the first quarter of 2011, we further expanded the number of markets in which we offer our translation software on a free-to-download basis, and advertising revenues became our primary source of revenue. In 2011, we processed approximately 5.5 billion search queries and 2.5 billion translation requests, and we had an average of over 15.1 million daily unique visitors for the three months ended December 31, 2011.
•	In the nine months ended September 30, 2012, we processed 10.3 billion search queries and we had an average of over 31.3 million daily unique visitors for the three months ended September 30, 2012 as we grew our revenues for the period by 203.6% compared to the nine months ended September 30, 2011. For the nine months ended September 30, 2012, we processed 3.1 billion translation requests compared to 1.7 billion translation requests processed for the nine months ended September 30, 2011.

Pursuant to our advertising-driven revenue model, we offer our translation software for Windows operating systems to individual users on a free-to-download basis and generate advertising revenue through our search service, which we set as the default option when users install our translation software. When a user submits a search query through our platform, we direct the query, along with additional parameters, to a search provider that generates algorithmic search results and sponsored links. When our users click on a sponsored link, the search provider receives a payment from the sponsor of that link, and the search provider pays us a portion of that amount. Advertising revenues accounted for 94.4% of our total revenues in the nine months ended September 30, 2012, and we expect this percentage to continue to increase. The balance of our revenues is derived from display advertisers, from the sale of our premium products and from paid services, such as our professional translation services.

We have relationships with leading search providers, although we have entered into an agreement with Google pursuant to which we use Google as our primary search provider and, accordingly, direct the majority of our search queries to, and receive sponsored links from, Google. Google accounted for 84.4% and 88.9% of our advertising revenues in the year ended 2011 and the nine months ended September 30, 2012, respectively. We first entered into an agreement with Google in November 2007, and our current agreement with Google was signed in November 2011 and is scheduled to expire at the end of November 2013. We have amended and renewed it a number of times and we expect to renew our agreement with Google in the future, although we can provide no assurance we will do so.

We acquire users primarily through third-party distribution channels generally consisting of other software companies to which we pay a fee for each successful installation of our translation software. In the nine months ended September 30, 2012, we distributed our software through over 700 third-party distributors and acquired 96% of our new users through these distributors. The largest single driver of our profitability is the difference between advertising revenues generated by a user over time and the sales and marketing expenses needed to acquire that user. To efficiently monitor and control our user acquisition costs, as well as project the resulting advertising revenue, we have developed a sophisticated proprietary analytical system, which we refer to as the Babylon Business Intelligence platform, or the BBI platform. Through the analytics provided by the BBI we are able to determine the fees we believe to be appropriate to pay our third-party software distributors for acquired users and seek related adjustments to reflect those fees. Demand for third party software distribution services is significant and other market participants may have superior user monetization models or lower profitability targets, enabling them to pay higher user acquisition fees than us, thus potentially displacing our software. In order to maintain our distribution relationships, we may need to pay higher user acquisition fees, negatively impacting our ability to maintain or grow profits.

Following the start of our transition in 2010 from a subscription-based revenue model to an advertising-driven revenue model, we experienced strong revenues, net income and Adjusted EBITDA growth. While we expect our growth to continue, we believe that our growth rate will likely decline over time as the rate of acquisition of new users declines from current rates. In addition, we expect a significant portion of our future growth to be generated through search activity and resulting advertising revenues from users in emerging markets. For those users, the rates paid by advertisers for sponsored links are generally lower than the rates in developed markets, such as North America and Western Europe, and as such, the overall value of a user is typically lower. Therefore our growth in emerging markets will depend to a greater extent on the degree to which we are successful in growing our user base. Through the BBI, we monitor and adjust the corresponding fees we pay to third party distributors through which we acquire these users, helping us maintain our sales and marketing expenses at appropriate levels.

Any event that results in a significant number of users changing or upgrading their computing device operating systems or Internet browsers after installing our translation and search solution could impact the revenues that we expect to generate from our user base. We closely monitor introductions of new versions or upgrades of operating systems and Internet browsers, including Microsoft’s introduction of Windows 8. To date, our results of operations have not been significantly impacted by events such as these.

We have grown our business rapidly in recent years while maintaining profitability and positive cash flow generation. Our revenues grew from $31.7 million in 2010 to $62.4 million in 2011, an increase of 96.6%, and from $40.0 million in the nine months ended September 30, 2011 to $121.4 million in the same period in 2012, an increase of 203.6%. Our net income grew from $5.1 million in 2010 to $7.8 million in 2011, an increase of 53.0%, and from $2.7 million in the nine months ended September 30, 2011 to $17.1 million in the same period in 2012, an increase of 543.5%. Our adjusted EBITDA grew from $7.2 million in 2010 to $11.1 million in 2011, an increase of 54.1%, and from $4.7 million in the nine months ended September 30, 2011 to $21.7 million in the same period in 2012, an increase of 358.1%.

Key Operating and Financial Metrics

We monitor the following key operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions:

Unique Visitors.   A unique visitor is a computer or mobile device with an identifiable IP address that visits one of our websites at least once during a given day. We present unique visitor data as the average number of daily unique visitors in a given month averaged over the three months ending on the measurement date. We rely on Google Analytics, a product that measures website usage statistics, to provide unique visitor data. Because the number of unique visitors is based on users with unique cookies, an individual who accesses our website from multiple devices with different cookies will be counted as multiple unique visitors, and multiple individuals who access our website from a shared device with a single cookie will be counted as a single unique visitor. We believe that the number of unique visitors is an important operating metric because the number of visitors to our search platform drives the number of search queries we receive. We view unique visitors as a key indicator of our brand awareness among consumers and whether we are providing consumers with useful software and services, driving their usage of our platform. We believe that a greater number of visitors will contribute to an increase in the number of translation requests submitted and search queries received, which in turn should lead to an increase in revenue.

Search Queries.  Search queries consist of the total number of search requests submitted by users through our platform during the relevant period. We believe that the number of search queries is an important operating metric because it demonstrates our users’ engagement with our search platform, and the number of search queries drives the number of sponsored links displayed, which in turn generates revenues as users click on those links.

Adjusted EBITDA.  Adjusted EBITDA is a non-GAAP financial metric used by management to measure operating performance. EBITDA represents net income before interest, income tax and depreciation and amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial income, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation and amortization of fixed assets (affecting relative depreciation and amortization expense), and the impact of non-cash share-based compensation expense. For more information about Adjusted EBITDA and a reconciliation net income to Adjusted EBITDA, see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures — Adjusted EBITDA.”

Components of Statements of Comprehensive Income

Revenue

Sources of revenues.  The substantial majority of our revenue is advertising revenues from sponsored links that we receive from leading Internet search providers, with a small portion generated from display advertising revenues from the sale of advertising space on our websites. The balance of our revenues consists of software revenues and services. The following table summarizes the sources of our revenues for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except percentages)
Revenues by type:
Advertising revenues	$7,171	$16,857	$47,478	$28,805	$114,582
Software revenues	15,426	14,878	14,917	11,178	6,810
Total revenues	$22,597	$31,735	$62,395	$39,983	$121,392
Percentage of total revenues by type:
Advertising revenues	31.7%	53.1%	76.1%	72.0%	94.4%
Software revenues	68.3%	46.9%	23.9%	28.0%	5.6%

We deliver to our users sponsored links, along with algorithmic search results that we receive from search providers. When our users click on a sponsored link, the search provider receives a payment from the sponsor of that link, and the search provider pays us a portion of that amount. While we have relationships with a number of leading search providers, we use Google for the majority of our search queries. Google accounted for 85.3%, 51.7% and 84.4% of our advertising revenues in the years ended December 31, 2009, 2010 and 2011, respectively, and 84.1% and 88.9% of our advertising revenues in the nine months ended September 30, 2011 and 2012, respectively.

We generate a small portion of our advertising revenues from the sale of advertising space on our websites. Display advertising accounted for 0.2%, 0.4% and 1.4% of our total revenues in the years ended December 31, 2009, 2010 and 2011, respectively, and 1.0% and 3.5% of our total revenues in the nine months ended September 30, 2011 and 2012, respectively. Display advertising includes videos, text, images and other interactive ads. We offer advertisements on both a cost-per-thousand impressions (CPM) basis on which we charge advertisers for each ad delivered to a consumer and on a cost- per-click (CPC basis) on which we charge advertisers for each ad clicked on by a user.

We derive the majority of our software revenues from the sale of premium dictionaries, encyclopedias and language learning software. The majority of the balance of our software revenues consists of translation software license sales to businesses and institutions. A small portion of our software revenues are derived from professional translation services.

Payment and revenue recognition.  In most instances, we invoice search providers and display advertisement networks based on their calculation of the advertising revenues payable to us using their data analytics tools. We maintain an internal monitoring system in order to verify the accuracy of their calculations. Where possible and particularly with respect to less established search providers or display advertisers, we require them to rely on our calculations. We invoice the search provider or display advertiser at the end of each calendar month based on the amount of advertising revenues payable to us. Our contract with Google provides that our invoices are payable within 30 days. We recognize advertising revenues from search providers when we deliver a user’s click on a sponsored link to the search provider or when we serve the requisite number of impressions of a display advertisement.

Payment for premium software products by individual users occurs at the time the software is downloaded. Payment for software by businesses and institutions is typically made between 30 and 90 days after the time of sale. We recognize software revenues upon delivery of the software. See “— Application of Critical Accounting Policies and Estimates — Revenue Recognition.”

Impact of geographic location of users.  Our advertising revenues are impacted by the rates that advertisers pay our search providers for each click on a sponsored link displayed on a cost-per-click (CPC) basis, as well as by the rates that advertisers pay each time an advertisement is displayed on a cost-per-thousand impression (CPM) basis. These rates vary based on a number of factors, with the geographic location of the user generally being the most significant. Rates in North America and Western Europe are generally higher than other geographies given the higher consumer spending power in North America and Western Europe. Similarly, the fees that we pay to our third-party distributors vary and typically reflect the respective consumer spending power of users across the various geographies. Accordingly, we believe that metrics such as revenues per thousand search queries do not provide a meaningful measure of the success of our user acquisition strategy and advertising-driven revenue model since they fail to address the costs of user acquisition.

The following table sets forth the geographic breakdown of advertising revenues generated from search queries processed through our platform by Google for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
Europe	58%	62%	50%	50%	42%
North America	22 (1)	7 (1)	12	12	28
Rest of World	20	31	38	38	30
Total	100%	100%	100%	100%	100%

(1)	From December 2009 through December 2010, we chose to offer U.S. users the option to select Bing, a division of Microsoft Corporation, as their primary search provider as part of the installation process for our translation software. In return, we received a one-time fee from Bing for each of our users that selected Bing. As a result, we did not offer our search services to new U.S. users and did not process any search queries from new U.S. users during this period. Advertising revenues from U.S. users pursuant to this agreement were $0.6 million, or 8.2% of our advertising revenues in 2009, and $6.1 million, or 36.3% of our advertising revenues in 2010.

Revenue trends.  Since our transition to an advertising-driven revenue model, which began in 2010, our advertising revenues have rapidly increased and, in the first quarter of 2011, exceeded software revenues for the first time. Growth in our advertising revenues depends in part on our ability to effectively identify and target users who will help us achieve our return-on-investment targets, expand and improve our distribution channels to grow our user base and increase user engagement. We intend to continue to focus on driving an increasing percentage of our user base to use our Internet search services more regularly by offering new features to enhance the search experience. While we intend to continue to offer our premium products and services, as advertising revenues continue to grow, we expect software revenues to continue to decrease as a percentage of our overall revenues.

Costs and Expenses

Cost of Revenues.  Cost of revenues consists primarily of costs related to software and third-party license fees for our premium product content, such as dictionaries and encyclopedias, a fee per query that we pay to our search providers for the algorithmic search results they send us, and personnel costs, including share-based compensation, for our customer support staff. In addition, cost of revenues includes lease payments to third-party hosts of our servers, as well as allocated facilities and overheard costs, and information technology costs. License fees are based on the number of downloads per month.

Research and Development.  Research and development expenses consist primarily of personnel costs, including share-based compensation, related to new product initiatives, and quality assurance and data analytics programs. We expect research and development costs and expenses to continue to increase on an absolute basis as we develop new products and add functionalities to our existing products and expand our mobile application offering.

Sales and Marketing.  Our primary operating expense is sales and marketing. The significant majority of our sales and marketing expenses are user acquisition costs, which consist primarily of fees paid to our third-party distributors and, to a lesser extent, the fees we pay to websites for our marketing campaigns, display advertisements and paid search listings. User acquisition costs are expensed as they are incurred, although the related revenues are typically generated over a period of time in the following quarters. We intend to continue expanding our user acquisition efforts to drive revenue growth while focusing on our return-on-investment targets. Other sales and marketing expenses also include compensation and associated personnel costs, including share-based compensation, for personnel engaged in sales, marketing and advertising and promotional expenses and the cost of business development programs.

General and Administrative.  General and administrative expenses primarily consist of personnel costs, including share-based compensation, for our executive, finance, human resources, corporate development and administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees and other corporate expenses, as well as allowance for bad debts. We expect our general and administrative expenses to increase on an absolute basis as we penetrate our existing markets and expand to new markets, hire additional personnel and incur additional costs related to the growth of our business. We will also incur costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC and Nasdaq, and director and officer liability insurance.

Financial Income (Expenses), Net.  Financial income consists primarily of interest income on our cash balances, and finance expenses consist primarily of bank commissions and borrowing costs. Finance income (expenses), net also includes the change in the value of non-dollar denominated monetary assets and liabilities, primarily cash and cash equivalents.

Tax Benefit (Income Tax).  In 2009, we recorded a tax benefit of $1.6 million primarily due to our recording a deferred tax asset in 2009 on our carryforward tax losses for the first time following the reversal of a valuation allowance that we had previously recorded. Our effective tax rates were 17.5% in 2010 and 18.7% in 2011. Our effective tax rate in 2010 was favorably impacted by differences between income reported for tax purposes and income before income taxes as reported in our financial statements. This resulted primarily from currency translation differences that impacted our taxable income but not our reported results of operations. We had taxable income in 2011, but received tax benefits as a “Preferred Enterprise” under Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. Effective January 1, 2011, the Investment Law was amended, and we elected to be a “Preferred Enterprise” under the amended provisions that reduced the standard corporate tax rate to 15%. The higher effective tax rate in 2011 resulted primarily from the impact of certain expenses that were not deductible for tax purposes.

Pursuant to the current provisions of the Investment Law, our corporate tax rate will continue to be 15% in 2012 and will then be gradually reduced over a three-year period as follows: in 2013-2014, our tax rate will be 12.5%, and in 2015 and thereafter, our tax rate will be 12%. Accordingly, we expect our effective tax rate to decrease. Our tax rates are lower than the standard corporate tax rate for Israeli companies, which was 26% in 2009, 25% in 2010 and 24% in 2011. The standard corporate tax rate has increased to 25% in 2012 and thereafter. For more information about the tax benefits available to us as a Preferred Enterprise, see “Taxation and Government Programs.”

Comparison of Period to Period Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(thousands)
Revenues:
Advertising revenue	$7,171	$16,857	$47,478	$28,805	$114,582
Software revenues	15,426	14,878	14,917	11,178	6,810
Total revenues	22,597	31,735	62,395	39,983	121,392
Costs and expenses:
Cost of revenues	2,426	2,353	2,414	1,716	1,895
Research and development	2,497	3,927	5,188	3,485	4,956
Sales and marketing	12,187	17,218	41,730	28,835	91,796
General and administrative	1,869	2,524	3,584	1,939	2,052
Total operating expenses	18,979	26,022	52,916	35,975	100,699
Operating profit	3,618	5,713	9,479	4,008	20,693
Financial income (expenses), net	(196)	479	136	(377)	(302)
Net profit before taxes	3,422	6,192	9,615	3,631	20,391
Tax benefit (income taxes)	1,577	(1,082)	(1,799)	(971)	(3,273)
Net income	$4,999	$5,110	$7,816	$2,660	$17,118

	Year ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(as a percentage of total revenues)
Revenues:
Advertising revenue	31.7%	53.1%	76.1%	72.0%	94.4%
Software revenues	68.3	46.9	23.9	28.0	5.6
Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
Cost of revenues	10.7	7.4	3.9	4.3	1.6
Research and development	11.1	12.4	8.3	8.7	4.1
Sales and marketing	53.9	54.3	66.9	72.1	75.6
General and administrative	8.3	8.0	5.7	4.8	1.7
Total operating expenses	84.0	82.0	84.8	89.9	83.0
Operating profit	16.0	17.9	15.2	10.0	17.0
Financial income (expenses), net	(0.9)	1.5	0.2	0.9	(0.2)
Net profit before taxes	15.1	19.4	15.4	9.1	16.8
Tax benefit (income taxes)	7.0	(3.4)	(2.9)	(2.4)	(2.7)
Net income	22.1%	16.0%	12.5%	6.7%	14.1%

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Revenues.  Our revenues increased by $81.4 million, or 203.6%, to $121.4 million in the nine months ended September 30, 2012 from $40.0 million in the nine months ended September 30, 2011.

Advertising revenues.  The increase in revenues resulted from an increase in advertising revenues, which increased by $85.8 million, or 297.8%, to $114.6 million in the nine months ended September 30, 2012 from $28.8 million in the nine months ended September 30, 2011. In the prior three quarters, we increased user acquisition expenditures and overall sales and marketing expenses, generating more search queries and driving increased advertising revenues. The number of search queries increased by 6,912.1 million, or 205.5%, to 10,275.4 million queries for the nine months ended September 30, 2012 from 3,363.3 million queries for the nine months ended September 30, 2011. Similarly, the number of unique visitors on a daily average basis increased by 20.4 million, or 187.2% to 31.3 million unique visitors for the three months ended September 30, 2012 from 10.9 million in the three months ended September 30, 2011. Revenues derived from Google accounted for 84.1% and 88.9% of our advertising revenues in the nine months ended September 30, 2011 and 2012, respectively.

Software revenues.  Software revenues decreased by $4.4 million, or 39.1% from $11.2 million in the nine months ended September 30, 2011 to $6.8 million in the nine months ended September 30, 2012. Consistent with the further implementation of our strategy, the decrease in software revenues was primarily the result of our continued transition from a subscription-based revenue model to an advertising-driven revenue model. To support our advertising-driven revenue model, we invested in sales and marketing programs to acquire new users instead of promoting our premium translation products and services, which resulted in decreased software revenues.

Costs and Expenses

Cost of Revenues.  Cost of revenues increased by $0.2 million, or 10.4%, to $1.9 million in the nine months ended September 30, 2012 from $1.7 million in the nine months ended September 30, 2011. This increase is primarily attributable to additional personnel we hired to support higher user activity derived from a larger user base, as well as to increased salaries.

Research and Development.  Research and development expenses increased by $1.5 million, or 42.2%, to $5.0 million in the nine months ended September 30, 2012 from $3.5 million in the nine months ended September 30, 2011. This increase was attributable to personnel we hired to support new product initiatives, quality assurance testing and the development of new data analytics programs, as well as increased salaries. As of September 30, 2012, we had 67 employees in research and development compared to 45 employees as of September 30, 2011.

Sales and Marketing.  Sales and marketing expenses increased by $63.0 million, or 218.3%, to $91.8 million in the nine months ended September 30, 2012 from $28.8 million in the nine months ended September 30, 2011. Virtually all of this increase was attributable to an increase in user acquisition costs. User acquisition costs increased by $62.6 million, or 251.6%, to $87.5 million for the nine months ended September 30, 2012 from $24.9 million in the nine months ended September 30, 2011. By increasing our user acquisition expenditures, we were able to attract more users, which generated more search queries previously described. We also hired additional personnel to recruit new distributors as well as manage our existing distribution channels.

General and Administrative.  General and administrative expenses increased by $0.1 million, or 5.8%, to $2.0 million in the nine months ended September 30, 2012 from $1.9 million in the nine months ended September 30, 2011. This increase was attributable to an increase in personnel-related costs and third-party legal and accounting fees.

Financial Income (Expenses), Net.  Financial expenses decreased by $0.1 million to $0.3 million in the nine months ended September 30, 2012 from $0.4 million in the nine months ended September 30, 2011. Financial expenses decreased primarily due to currency fluctuations of the NIS against the U.S. dollar.

Tax Benefit (Income Tax).  Taxes on income increased by $2.3 million, or 237.1%, to $3.3 million in the nine months ended September 30, 2012 from 0.4 million in the nine months ended September 30, 2011 primarily as a result of the increase in our taxable income.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues.  Revenues increased by $30.7 million, or 96.6%, to $62.4 million in 2011 from $31.7 million in 2010.

Advertising Revenues.  The increase in revenues resulted almost entirely from an increase in advertising revenues, which increased by $30.6 million, or 181.7%, to $47.5 million in 2011 from $16.9 million in 2010. This increase resulted from increased user acquisition expenditures and overall sales and marketing expenses in previous periods, generating more search queries and driving increased advertising revenues. The number of search queries increased by 4,541.0 million queries, or 489.3%, to 5,469.1 million queries in 2011 from 928.1 million queries in 2010. Similarly, the number of unique visitors on a daily average basis increased by 11.8 million, or 357.6%, to 15.1 million unique visitors for the three months ended December 31, 2012 from 3.3 million for the three months ended December 31, 2011. Revenues derived from Google accounted for 51.7% and 84.4% of our advertising revenues in 2010 and 2011, respectively.

Our revenues in 2010 included $6.1 million, or 36.1% of our advertising revenues for that period, generated under an agreement with Bing, a division of Microsoft Corp., pursuant to which we chose to offer new U.S. users the option to select Bing as their primary search provider as part of the installation process for our translation software. In return, we received a one-time fee from Bing for each of our users that selected Bing. As a result, we did not offer our search services to new U.S. users and did not process any search queries from new U.S. users during this period. This arrangement was terminated in December 2010, and we began offering U.S. users our search services and processing search queries from U.S. users acquired after December 2010.

Software Revenues.  Software revenues were $14.9 million in 2010 and $14.9 million 2011. Software revenues remained essentially flat as we continued implementation of our strategy to transition from a subscription-based revenue model to an advertising-driven revenue model. To support our advertising-driven revenue model, we invested in sales and marketing expenses to acquire new users instead of promoting our premium translation products and services, which resulted in decreased software revenues. We continued to offer our translation solutions on a subscription basis in the United States and Europe and to businesses and institutions, which accounted for the majority of our software revenues in 2011.

Costs and Expenses

Cost of Revenues.  Cost of revenues increased by $0.1 million, or 2.6%, to $2.4 million in 2011 from $2.4 million in the 2010. This increase was primarily attributable to additional personnel we hired to support a larger user base.

Research and Development.  Research and development expenses increased by $1.3 million, or 32.1%, to $5.2 million in 2011 from $3.9 million in 2010. This increase was attributable to personnel we hired to support new product initiatives, quality assurance testing and data analytics programs.

Sales and Marketing.  Sales and marketing expenses increased by $24.5 million, or 142.4%, to $41.7 million in 2011 from $17.2 million in 2010. This increase was primarily attributable to a $24.9 million, or 218.4%, increase in user acquisition costs, to $36.3 million in 2011 from $11.4 million in 2010, resulting from expanding distribution of our products with existing distribution channels and adding new distribution channels. This increase was partially offset by a reduction of $0.3 million in sales and marketing expenses compared to 2010 after we closed our European marketing subsidiary in July 2010 that had conducted distribution activities and that we determined was no longer necessary to implement our business strategy.

General and Administrative.  General and administrative expenses increased by $1.1 million, or 42.0%, to $3.6 million in 2011 from $2.5 million in 2010. This increase is primarily attributable to an increase in provision for doubtful accounts related to software revenues to a single customer.

Financial Income (Expenses), Net.  Financial income decreased by $0.3 million, or 71.6%, to $0.1 million in 2011 from $0.5 million in 2010. Financial income decreased primarily due to currency exchange fluctuations of the NIS against the U.S. dollar.

Tax Benefit (Income Taxes).  Taxes on income increased by $0.7 million, or 66.3%, to $1.8 million in 2011 from $1.1 million in 2010 primarily as a result of the increase in our taxable income, which was partially offset by a reduction in our tax rate as a result of the tax benefits available to us as a preferred enterprise.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Revenues increased by $9.1 million, or 40.4%, to $31.7 million in 2010 from $22.6 million in 2009.

Advertising revenues.  Advertising revenues increased by $9.7 million, or 135.1%, to $16.9 million in 2010 from $7.2 million in 2009. This increase resulted from higher user acquisition expenditures and overall sales and marketing expenses in previous periods, generating more search queries and higher advertising revenues. The number of search queries increased by 381.5 million queries, or 69.8%, to 928.1 million queries in 2010 from 546.6 million queries in 2009. Similarly, the number of unique visitors on a daily average basis increased by 1.1 million, or 50.0%, to 3.3 million unique visitors for the three months ended December 31, 2010 from 2.2 million for the three months ended December 31, 2009. Revenues derived from Google accounted for 85.3% and 51.7% of our advertising revenues in 2009 and 2010, respectively.

Our revenues in 2010 included $6.1 million, or 36.1% of our advertising revenues for that period, generated under an agreement with Bing, a division of Microsoft Corp., pursuant to which we chose to offer new U.S. users the option to select Bing as their primary search provider as part of the installation process for our translation software. In return, we received a one-time fee from Bing for each of our users that selected Bing. As a result, we did not offer our search services to those users and did not process any search queries from new U.S. users during this period. This arrangement was terminated in December 2010, and we began offering U.S. users our search services and processing search queries from U.S. users acquired after December 2010.

Software Revenues.  Software revenues decreased by $0.5 million, or 3.6%, from $15.4 million in 2009 to $14.9 million in 2010. Software revenues decreased as we commenced our strategy in 2010 to transition from a subscription-based revenue model to an advertising-driven revenue model. To support our advertising-driven revenue model, we invested in sales and marketing programs to acquire new users instead of promoting our premium translation products and services, which resulted in decreased software revenues.

Costs and Expenses

Cost of Revenues.  Cost of revenues remained largely flat between 2010 and 2009, decreasing by less than $0.1 million, or 3.0%, from 2010 to 2009. Cost of revenues decreased primarily due to a decrease in licensing fees paid to our content providers.

Research and Development.  Research and development expenses increased by $1.4 million, or 57.3%, to $3.9 million in 2010 from $2.5 million in 2009. This increase was attributable to personnel we hired to support new product initiatives, quality assurance testing and data analytics programs.

Sales and Marketing.  Sales and marketing expenses increased by $5.0 million, or 41.3%, to $17.2 million in 2010 from $12.2 million in 2009. This increase was attributable to a $5.6 million, or 96.6%, increase in user acquisition costs, to $11.4 million from $5.8 million, resulting from our expanding distribution of our products with existing distribution channels and adding new distribution channels. We also incurred additional expenses of $0.4 million in connection with the hiring of additional personnel to recruit new distributors as well as manage our existing distribution channels. These increases were partially offset by a reduction of $0.9 million in sales and marketing expenses compared to 2009 after we closed a European marketing subsidiary in July 2010 that had conducted distribution activities and that we determined was no longer necessary to implement our business strategy.

General and Administrative.  General and administrative expenses increased by $0.7 million, or 35.0%, to $2.5 million in 2010 from $1.9 million in 2009. This increase was attributable to an increase in personnel-related costs and third-party professional services fees.

Financial Income (Expenses), Net.  Financial income increased by $0.7 million to $0.5 million in 2010 compared to an expense of $0.2 million in the 2009. Financial income increased primarily due to currency exchange fluctuations of the NIS against the U.S. dollar.

Tax Benefit (Income Taxes).  Taxes on income increased by $2.7 million to $1.1 million in 2010 compared to a $1.6 million tax benefit in 2009. This was primarily the result of the reversal of a valuation allowance in 2009.

Quarterly Results of Operations and Seasonality

The following tables present our unaudited consolidated quarterly results of operations in dollars and as a percentage of revenues for the periods indicated. We also present supplemental financial and operating data, and a reconciliation of net income to Adjusted EBITDA for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 30, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 30, 2012	June 30, 2012	Sept. 30, 2012
	(in thousands)
Consolidated and Comprehensive Income Statement Data:
Revenues:
Advertising revenues	$2,511	$3,284	$5,477	$5,585	$5,432	$10,887	$12,485	$18,673	$27,829	$38,642	$48,111
Software revenues	3,967	3,880	3,291	3,740	3,762	3,681	3,735	3,739	2,454	2,622	1,734
Total revenues	6,478	7,164	8,768	9,325	9,195	14,568	16,220	22,412	30,283	41,264	49,845
Costs and expenses:
Cost of revenues	620	636	614	483	591	543	582	698	664	648	583
Research and development	767	828	1,126	1,206	1,098	1,122	1,265	1,703	1,424	1,545	1,987
Sales and marketing	3,531	3,778	4,930	4,979	5,632	11,536	11,667	12,895	22,886	31,311	37,599
General and administrative	540	528	551	905	528	607	804	1,645	607	836	609
Total operating expenses	5,458	5,770	7,221	7,573	7,849	13,808	14,318	16,941	25,581	34,340	40,778
Operating profits	1,020	1,394	1,547	1,752	1,346	760	1,902	5,471	4,702	6,924	9,067
Financial income (expenses), net	(99)	226	311	41	16	159	(552)	513	(27)	8	(283)
Net profit before taxes	921	1,620	1,858	1,793	1,362	919	1,350	5,984	4,675	6,932	8,784
Tax benefit (income taxes)	(223)	(433)	(118)	(308)	(243)	(237)	(491)	(828)	(688)	(1,208)	(1,377)
Net income	$698	$1,187	$1,740	$1,485	$1,119	$682	$859	$5,156	$3,987	$5,724	$7,407

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 30, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 30, 2012	June 30, 2012	Sept. 30, 2012
	(as a percentage of revenues)
Consolidated and Comprehensive Income Statement Data:
Revenue:
Advertising revenues	38.8%	45.8%	62.5%	59.9%	59.1%	74.7%	77.0%	83.3%	91.9%	93.6%	96.5%
Software revenues	61.2	54.2	37.5	40.1	40.9	25.3	23.0	16.7	8.1	6.4	3.5
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
Cost of revenues	9.6	8.9	7.0	5.2	6.4	3.7	3.6	3.1	2.2	1.6	1.2
Research and development	11.9	11.6	12.8	12.9	11.9	7.7	7.8	7.6	4.7	3.7	4.0
Sales and marketing	54.5	52.7	56.2	53.4	61.3	79.2	71.9	57.5	75.6	75.9	75.4
General and administrative	8.3	7.4	6.3	9.7	5.7	4.2	5.0	7.3	2.0	2.0	1.2
Total operating expenses	84.3	80.6	82.3	81.2	85.3	94.8	88.3	75.5	84.5	83.2	81.8
Operating profits	15.7	19.4	17.7	18.8	14.6	5.2	11.7	24.5	15.5	16.8	18.2
Financial income (expenses), net	(1.5)	3.2	3.5	0.4	0.2	1.1	(3.4)	2.3	(0.1)	0.0	(0.6)
Net profit before taxes	14.2	22.6	21.2	19.2	14.8	6.3	8.3	26.8	15.4	16.8	17.6
Tax benefit (income taxes)	(3.5)	(6.0)	(1.3)	(3.3)	(2.6)	(1.6)	(3.0)	(3.7)	(2.3)	(2.9)	(2.8)
Net income	10.8%	16.6%	19.9%	15.9%	12.3%	4.7%	5.3%	23.1%	13.1%	13.9%	14.9%

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 30, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 30, 2012	June 30, 2012	Sept. 30, 2012
	(in thousands)
Supplemental Financial and Operating Data:
Unique Visitors (1)	2,452	2,456	2,793	3,301	3,898	8,635	10,900	15,058	20,149	25,305	31,338
Search Queries (2)	188,463	204,732	226,292	308,669	414,095	1,364,521	1,584,667	2,105,767	2,808,985	3,437,796	4,028,601
Adjusted EBITDA (3)	$1,183	$1,896	$2,088	$2,050	$1,673	$1,310	$1,761	$6,373	$5,091	$7,379	$9,264

(1)	A unique visitor is a computer or mobile device with an identifiable IP address that visits one of our websites at least once during a given day. We present unique visitor data as the average number of daily unique visitors in a given month averaged over the three months ending on the measurement date. We rely on Google Analytics for this data. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Unique Visitors.”
(2)	Consists of the total number of search queries submitted through our platform during the relevant period. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Search Queries.”
(3)	EBITDA represents net income before interest, income tax, and depreciation and amortization expense. We do not have any amortization expense. Adjusted EBITDA represents EBITDA excluding non-cash share-based compensation expense. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Adjusted EBITDA.”The following table reconciles net income to Adjusted EBITDA for the periods presented and is unaudited:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 30, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 30, 2012	June 30, 2012	Sept. 30, 2012
	(in thousands)
Reconciliation of net income to Adjusted EBITDA:
Net income	$698	$1,187	$1,740	$1,485	$1,119	$682	$859	$5,156	$3,987	$5,724	$7,407
Interest income	(8)	(14)	(11)	(22)	(9)	(10)	(5)	(35)	(8)	(4)	(9)
Taxes on income	223	433	118	308	243	237	491	828	688	1,208	1,377
Depreciation and amortization	145	149	132	160	190	183	191	201	201	210	220
Share-based compensation	125	141	109	119	130	218	225	223	223	241	269
Adjusted EBITDA	$1,183	$1,896	$2,088	$2,050	$1,673	$1,310	$1,761	$6,373	$5,091	$7,379	$9,264

Although our revenues have grown quarter over quarter (with one exception) for the ten quarters presented above, our net income has fluctuated from quarter to quarter. These quarterly fluctuations in net income result primarily from increases in sales and marketing expenditures for user acquisition in order to generate advertising revenues in subsequent periods. In addition, we had a decrease in net income for the first three quarters of 2011 compared to the prior quarters. From December 2009 through December 2010, we chose to offer U.S. users the option to select Bing, a division of Microsoft Corporation, as their primary search provider as part of the installation process for our translation software. In return, we received a one-time fee from Bing for each of our users that selected Bing. In 2011, we recommenced the acquisition of U.S. users for our own search platform. Sales and marketing programs to acquire these users impacted our net income in 2011 and the revenues resulting from such expenditures were generated in subsequent quarters.

We have observed that Internet usage generally slows during the summer months and search queries related to eCommerce activities typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results in the future, including fluctuations in sequential revenue growth rates. Nevertheless, to date, seasonal impacts have not been clearly visible in our results of operations, which we believe may be due to the rapid growth of our business.

Liquidity and Capital Resources

Our working capital has generally been provided by cash from operations and, periodically, our revolving credit line. Our revolving credit facility is denominated in U.S. dollars and has a borrowing capacity of $10 million. As of September 30, 2012, we had cash and cash equivalents of $12.3 million and working capital of $17.8 million, which is calculated by subtracting our current assets from our current liabilities. As of September 30, 2012, we had no outstanding borrowings under our credit facility. Our principal uses of cash are to fund our operations, the largest component of which is sales and marketing expense.

Although we do not intend to pay dividends on our ordinary shares for the foreseeable future following this offering, we have historically used a portion of our cash on hand to pay dividends to our shareholders. In January 2011, we adopted a dividend policy to distribute at least 50% of our net income to our shareholders based on our latest financial statements at the time of the decision to distribute the dividend. We paid a cash dividend of $10.3 million on December 6, 2011, $5.3 million of which required court approval as such portion was in excess of the maximum amount permitted under Israeli law without receiving court approval. We paid an additional cash dividend of $12.5 million on August 23, 2012.

We have traditionally funded our working capital from cash flows. After payment of the dividend in August 2012, we have periodically drawn down partially on our revolving credit line to fund our working capital. At the end of each month, we have historically repaid any borrowings under our revolving credit line with funds from the payments we receive from Google and our other search providers. Following the closing of this offering, we intend to cancel our line of credit since we will no longer need it for short-term liquidity.

We believe that our existing cash and cash equivalents, together with cash generated from operations and the net proceeds to us from this offering will be sufficient to fund our operations for at least the next 12 months.

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Net cash provided by operating activities	$2,343	$6,828	$7,588	$2,163	$17,458
Net cash provided by (used in) investing activities	422	(108)	(1,090)	(833)	(600)
Net cash provided by (used in) financing activities	160	(11,515)	(7,387)	2,438	(12,487)

Cash Provided by Operating Activities

Net cash flows from operating activities grew significantly in each period from 2009 through September 30, 2012. This resulted from significant growth in advertising revenues partially offset by an associated increase in sales and marketing expenses.

Net cash flows from operating activities in the nine months ended September 30, 2012 were $17.5 million and were generated primarily from net income of $17.1 million. We experienced an increase of $10.8 million in trade and other accounts receivable during this period as a result of the increase in revenues while trade and other accounts payable increased by $9.7 million as a result of increased user acquisition costs.

Net cash flows from operating activities in the nine months ended September 30, 2011 were $2.2 million and were generated primarily from net income of $2.7 million. We experienced an increase of $4.9 million in trade and other accounts receivable during this period as a result of the increase in revenues while trade and other accounts payable increased by $2.8 million as a result of the increase in user acquisition costs.

Net cash flows from operating activities in 2011 were $7.6 million and were generated primarily from net income of $7.8 million. Trade and other accounts receivable increased by $8.2 million during this period as a result of the increase in revenues while trade and other accounts payable increased by $6.0 million as a result of the increase in user acquisition costs.

Net cash flows from operating activities for 2010 were $6.8 million and were generated primarily from net income of $5.1 million. Deferred taxes, net decreased by $1.0 million during this period as a result of utilizing net losses for tax purposes. Trade and other accounts receivable increased only slightly during this period and trade and other accounts payable remained stable as a result the relatively small increase in user acquisition costs compared to subsequent periods.

Net cash flows from operating activities in 2009 were $2.3 million and were generated primarily from net income of $5.0 million. Deferred taxes, net increased by $1.6 million during this period as a result of recognizing a deferred tax asset in 2009 related to the net operating loss carryforwards based on the expected future operating income. In addition, trade and other accounts receivable increased by $2.3 million during this period as a result of the increase in revenues while trade and other accounts payable increased by $0.8 million as a result of the increase in user acquisition costs.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was $0.6 million in the nine months ended September 30, 2012, $0.8 million in the nine months ended September 30, 2011, $1.1 million in 2011 and $0.1 million in 2010, and cash provided in investing activities was $0.4 million in 2009. Investing activities have consisted primarily of the purchase of equipment offset in 2009 and partially offset in 2010 with net proceeds from the sale of marketable securities. As of September 30, 2012, we held $0.3 million in marketable securities.

Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $12.5 in the nine months ended September 30, 2012 as $0.2 million from the exercise of stock options under our equity incentive plans was offset by a dividend distribution in the amount of $12.7 million during the third quarter of 2012.

Net cash provided by financing activities was $2.4 million in the nine months ended September 30, 2011 consisting of $2.0 million from the exercise of stock options under our equity incentive plans and $0.8 million from the exercise of publicly traded warrants, partially offset by the payment of $0.3 million of taxes withheld with respect to a previously paid dividend. In the nine months ended September 30, 2011, we had repurchased the remaining outstanding warrants, which were out of the money, for a nominal amount and subsequently exercised them. We hold the resulting shares as treasury stock.

Net cash used in financing activities was $7.4 million in 2011 consisting of the payment of a dividend of $10.3 million partially offset by $2.1 million from the exercise of stock options under our equity incentive plans.

Net cash used in financing activities was $11.5 million in 2010 consisting of the payment of a dividend of $12.3 million partially offset by $0.8 million from the exercise of stock options under our equity incentive plans.

Net cash provided by financing activities in 2009 was $0.2 million and resulted from the exercise of stock options under our equity incentive plans.

Sources of Liquidity

Our primary sources of liquidity are cash flow from operations, as well as funds available under our revolving credit facility. Our revolving credit facility is denominated in the U.S. dollar and has a borrowing capacity of $10 million. It bears interest at an annual rate equal to overnight LIBOR plus 2.25%. The agreement governing the revolving credit facility contains customary terms and conditions, including negative financial covenants. All borrowings under the revolving credit facility must be repaid by December 31, 2012. We have periodically used the credit facility to provide liquidity since paying a dividend in August 2012. As of September 30, 2012, we had no outstanding borrowings under this credit facility. We intend to cancel the line of credit immediately following this offering.

Contractual Commitments and Contingencies

Our significant contractual obligations and commitments as of December 31, 2011 are summarized in the following table:

	Payments Due by Period(1)
	Total	2012	2013	2014	2015	Thereafter
	(in thousands)
Operating lease obligations(2)	$2,000	$310	$364	$370	$382	$574

(1)	Does not include short-term obligations that accrue monthly and are payable to third-party distributors, Internet search providers and our licensors of premium content.
(2)	Consists of future lease payments for our rented office facility, located in Or Yehuda, Israel.

Application of Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our unaudited consolidated financial statements for the nine months ended September 30, 2011 and 2012, and the years ended December 31, 2009, 2010 and 2011, included elsewhere in this prospectus. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue Recognition

Our revenues consist of advertising revenues and software revenues. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. We consider these criteria to have been met as follows:

(1)	In the case of advertising revenues, persuasive evidence of an arrangement exists based upon receipt of a monthly revenue report pursuant to a written agreement or a written purchase order with a search provider or display advertiser. In the case of software revenues, persuasive evidence of an arrangement exists when a user “clicks” its acceptance of the terms of sale before downloading our products.
(2)	Delivery occurs when an advertisement is displayed on our websites and a user clicks on it in the case of a cost-per-click (CPC) arrangement, or the requisite number of impressions are displayed pursuant to a cost-per-thousand impression (CPM) arrangement, or when a user installs our software.
(3)	In the case of advertising revenues, the selling price is fixed or determinable at the time a user clicks on a sponsored link or at the time we enter into an agreement with a display advertiser. In the case of software revenues, the selling price is fixed or determinable at the time the user accepts the pricing terms of the sale.
(4)	Due to the nature of our search providers and display advertisers, collectability is reasonably assured at the time a user clicks on a sponsored link or at the time we enter into an agreement with our display advertiser. In the case of software revenues, collectability is reasonably assured when a sale is transacted either through our website’s online store or our call center since the user’s payment is processed immediately by credit or debit card.

The amount of revenues derived from multiple element arrangements, consisting of software sales that include a combination of upgrades, maintenance and support, is not material to our results of operations.

Share-based Compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R)), which requires us to measure the cost of options based on the fair value of the award on the grant date. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method and classify these amounts in the consolidated statements of comprehensive income based on the department to which the related employee reports. Restricted share units are accounted for using the intrinsic method and, accordingly, do not require significant estimates or judgment.

Historical share-based compensation expense.  The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Expected Life. The expected term was estimated using historical data from prior years, including historical forfeiture rates.
•	Volatility. The expected share price volatility was based on the average historical price volatility of our shares on the TASE.
•	Risk-free rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

•	Dividend yield. The exercise price of options granted since January 1, 2008 is subject to adjustment upon a dividend distribution. Therefore, dividends are already reflected in the exercise price, which is initially the market price on the date of the grant as subsequently adjusted. We have therefore assumed a dividend yield of zero.

If any of the assumptions used in the binomial model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
Expected volatility of the share prices	51.3%	45.5%	43.3%	43.3%	—%
Expected life of share options	3.23	3.25	3.23	3.23	—
Risk-free interest rate	4.17%	3.35%	4.61%	4.61%	—%
Share price	NIS 2.91	NIS 4.94	NIS 5.19	NIS 5.19	NIS —
Dividend yield(1)	0%	0%	0%	0%	—%

(1)	Although we have historically paid dividends, the dividend yield is set at zero percent for calculation of the fair value of options granted due to the fact that we adjust the exercise price of the option upon payment of a dividend.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets are more likely than not to be recoverable. In 2009, we concluded that it was more likely than not that we would be able to use our Israeli net operating loss carryforwards in subsequent years and we reversed our valuation allowance related to our Israeli deferred tax assets.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Allowances for Doubtful Accounts

Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, our previous loss history, the specific customer’s ability to pay its obligation to us and the condition of the general economy and the customer’s industry. We write off accounts receivable when they become uncollectible. The majority of our revenues, 76.4% in 2011 and 94.4% in the nine months ended September 30, 2012 — were generated from large search providers that have not raised concerns regarding collectability. The substantial majority of the balance of our revenues is software revenues and, from time to time, with respect to sales to business and institutions, we have maintained an allowance for doubtful accounts. Our allowance for doubtful accounts was $1.3 million as of December 31, 2011, and $.04 million as of September 30, 2012.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Our advertising revenues are denominated in U.S. dollars. Accordingly, the percentage of our revenues denominated in U.S. dollars has increased in recent periods with revenues in U.S. dollars accounting for 69%, 84%, 82% and 96% of our revenues in 2010, 2011 and the nine months ended September 30, 2011 and 2012, respectively. Substantially all of the balance has been denominated in Euros and was derived primarily from software revenues. U.S. dollars accounted for 54%, 74%, and 89% of our expenses in 2010, 2011 and the nine months ended September 30, 2012, respectively, and the NIS accounted for 46%, 26% and 11% during the same periods. Our NIS-denominated expenses consist primarily of personnel costs. As a result, any appreciation of the NIS relative to the U.S. dollar would adversely impact our profitability due to the portion of our expenses that are incurred in NIS.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. Dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
2009	(8.8)
2010	5.3
2011	4.3
Nine months ended September 30, 2011	5.8
Nine months ended September 30, 2012	(7.3)

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our net income by $0.5 million in 2010, $0.8 million in 2011 and $1.7 million in the nine months ended September 30, 2012.

Our results of operations are also impacted by currency translation gains and losses on monetary assets and liabilities, primarily cash deposits, denominated in currencies other than the U.S. dollar. Such gains or losses only impact the dollar value of our non-dollar denominated cash deposits and result from changes in reported values due to exchange rate fluctuations between the beginning and the end of reporting periods. Due to the limited amount of non-dollar denominated cash deposits, the amount of finance expenses recorded has been relatively insignificant.

Prior to July 2010, our functional currency was the NIS, and our reporting currency was the U.S. dollar. As a result, our financial statements prior to that date have been translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the fiscal year or other applicable period. Equity accounts are translated using the historical exchange rate at the relevant transaction date. All other balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Gains and losses resulting from the translation of financial statements are reported as a component of shareholders’ equity.

Other Market Risks

We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowing and our only borrowings consist of a small amount of intra-month borrowings under our revolving credit facility.

We do not believe that we have any material exposure to inflationary risks.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued and Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 “Comprehensive Income.” The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. We have adopted this guidance for all periods presented in our financial statements included elsewhere in this prospectus.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS, codified in ASC 820 “Fair Value Measurement.” The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. The adoption of this new guidance will not have a material impact on our financial statements included elsewhere in this prospectus.

BUSINESS

Our Mission

Our mission is to connect people around the world by enabling them to understand, communicate and search for information across multiple languages.

Our Business

We are a leading developer of translation software solutions and a global provider of Internet search services. We provide our software and services through our integrated, Internet-based platform, enabling our users to access our portfolio of over 1,600 glossaries and 25 million translation terms across 77 languages. Our primary translation software, Babylon 9, features our proprietary “One-Click” user interface and provides contextual translation and related information within a running application, without disrupting the user’s workflow. With over 13.3 billion translation requests and search queries received for the nine months ended September 30, 2012 and an average of 31.3 million daily unique visitors for the three months ended September 30, 2012, our platform benefits from substantial user engagement and scale. We have developed proprietary analytics capabilities that leverage the data generated by these billions of search and translation requests, enabling us to provide an enhanced search experience to our users and to continuously monitor the profitability of our revenue generation opportunities. Our primary source of revenue is search-related advertising, and we also generate revenue from the sale of premium translation products and display advertising on our websites.

The global proliferation of the Internet is increasingly connecting people from around the world and providing them access to information from other countries and languages with unprecedented ease, speed and frequency. We believe that our solutions benefit from and enable this trend, as we help people access and search for content and documents across multiple languages. Our advertising-driven revenue model enables us to offer our translation software on a free-to-download basis, facilitating broad consumer adoption and scale in both developed and emerging markets. We have a growing global user base, and during the quarter ended September 30, 2012, 51.7% of our search queries originated from users located in countries that are not members of the Organization for Economic Cooperation and Development (OECD). We have established relationships with leading search service providers, enabling us to provide a high-quality search service, which we set as the default option when users install our translation software. We direct our users’ search queries to search providers, and generate advertising revenue when our users click on text-based advertisements referred to as “sponsored links.” Based on our extensive analyses of user data, we provide our search providers with additional parameters when we submit our users’ search queries, thereby enabling them to deliver more precise algorithmic search results and better-targeted sponsored links. We believe that our data-driven analytics capabilities enable us to enhance and optimize our users’ translation and search experience.

Given our advertising-driven revenue model, we focus on generating broad consumer adoption and engagement with our platform. We benefit from a strong international brand that allows us to distribute our products and services through a variety of channels, consisting primarily of third-party distributors, as well as through our websites, targeted banner advertisements, keyword search advertising and search engine optimization. In the nine months ended September 30, 2012, we acquired 96% of our new users through our relationships with over 700 third-party distributors. The largest single driver of our profitability is the difference between advertising revenues generated by a user over time and the sales and marketing expenses needed to acquire that user. To efficiently monitor and control our user acquisition costs, as well as project the resulting advertising revenue, we have developed a sophisticated proprietary analytical platform, which we refer to as the Babylon Business Intelligence platform, or the BBI platform. The BBI platform measures and analyzes our users’ search activities in conjunction with general background data, such as the user’s geographic location, operating system language, web browser, the channel through which our software was downloaded, as well as the revenues that we have generated through a user’s search activities and purchases of premium products. We use the analytics provided by the BBI platform to manage and measure the effectiveness of our sales and marketing initiatives and to gain actionable insights about our user base. In addition, the platform enables us to analyze and improve user engagement and model future revenues.

We have maintained positive net income and have grown significantly since our initial listing on the Tel Aviv Stock Exchange in 2007. Our revenue was $22.6 million in 2009, $31.7 million in 2010 and

$62.4 million in 2011, representing a compound annual growth rate, or CAGR, of 66.2%. In the nine months ended September 30, 2012, our revenue was $121.4 million, representing a 203.6% increase from the same period in the prior year. Our revenue growth has been primarily driven by the success of our advertising-driven revenue model. We direct the majority of our search queries to Google, which accounted for 64.3% and 83.9% of our revenues in 2011 and in the nine months ended September 30, 2012, respectively. We have been continuously profitable for the past 24 quarters, with net income of $5.0 million in 2009, $5.1 million in 2010 and $7.8 million in 2011, representing a CAGR of 25.0%. In the nine months ended September 30, 2012, our net income was $17.1 million, representing an increase of 543.5% from the same period in the prior year.

Industry Background

Over the past decade, Internet usage around the world has increased considerably. According to a 2011 report by the International Telecommunication Union, the number of Internet users has grown from 1.2 billion in 2006 to 2.3 billion in 2011, with 80.3% of the growth attributed to Internet penetration in emerging markets, such as China, India, Brazil and Mexico. This significant growth has transformed the demographics of Internet users and the manner in which content and services are created, shared and consumed. According to a 2011 report by Internetworldstats.com and a 2012 report by W3Techs, fewer than 27% of Internet users are native English speakers, while over 55% of the Internet’s content is published in English. As Internet proliferation continues, and consumers increasingly leverage the Internet to engage and connect with each other, we believe the need for communication-enabling tools such as online translation software will continue to increase. In addition, consumers are increasingly utilizing the Internet to search for, compare and research goods and services, the vast majority of which are still purchased from local retailers rather than online. This trend has created a valuable and growing platform for advertisers to reach consumers.

Search and Display Advertising Revenue
($ in billions)

Source: ZenithOptimedia report dated October 2012

We believe the ubiquitous nature of the Internet is driving several trends including:

•	A ‘flat world’ — cross-border trade, collaboration and online content consumption. As overall Internet penetration continues to grow globally, businesses and individuals are increasingly connecting with parties in other countries for business, information and social purposes. As a result, there is a growing need to interact and communicate across multiple languages. In addition, emigration from emerging economies to developed countries is a major trend influencing the demographic diversity of countries around the world. For example, according to a 2011 report by the U.S. Census Bureau, 20% of U.S. residents over the age of five speak a language other than English at home. These trends further increase the need for easy-to-use translation software that is affordable and accessible.
•	Limited eCommerce penetration and varying degrees of user purchasing power. Despite the proliferation of the Internet in emerging economies, key eCommerce infrastructure capabilities and requirements, including credit card penetration, payment processing tools and services, and consumer trust and experience with transacting online, have not yet evolved to the same degree as in developed markets, such as North America and Western Europe. These differences, combined with lower gross domestic product per capita and the resulting lower consumer spending power, impact the overall attractiveness of these markets and the ability to generate sales of goods and services in these markets through traditional online sales methods.

eCommerce $/person (USD)

Source: eMarketer and World Bank reports dated 2012

•	Software business models are continuing to evolve. Software vendors traditionally have sought to build powerful, full-featured applications and sell them directly to consumers and businesses. Over the past decade, the growing ubiquity of low-cost, high-speed Internet access, an increased focus on attracting users on a global basis and a drive to reduce adoption barriers have driven software vendors to adopt new business models:
•	Software is increasingly distributed online, either directly or through third-party online distribution channels, replacing the traditional need to rely on physical retail distribution.
•	Simple, task-specific applications, such as music and video players, video chat services and utility applications that are easy to distribute online have grown in popularity.
•	Software-as-a-Service, or SaaS, distribution methods have become widespread with users now accustomed to subscription-based and pay-as-you-go pricing.
•	New revenue models have emerged, including free-to-download software (with feature and function upgrades for a fee) and advertisement-supported software.
•	Advertising-driven monetization. Consumers present software publishers with a monetization challenge, given consumers’ reluctance or inability to pay for software. To overcome that challenge, software publishers are increasingly adopting a free model centered on monetization through advertising, which enables software publishers to generate revenues from end users in developing markets who otherwise might have been unable, or consumers in developed markets who otherwise might have been unwilling, to purchase their products or services. This model, centered around monetization of content through advertising, is well-tested and time-proven, having been successfully utilized by television, radio and online content channels for many years.

The Babylon Solution

We provide translation software and search services to Internet users around the world. Our translation software enables consumers, businesses, students, educators, government institutions and others to overcome the challenges associated with communicating with each other in multiple languages. We utilize extensive analyses of anonymous user data to provide contextual translation functionalities and Internet search services. To grow our user base cost-effectively and improve user acquisition initiatives, we have developed data analytics tools, proprietary algorithms and business practices that comprise our BBI platform, which efficiently monitors and helps us to control our user acquisition spend, as well as projects the resulting advertising revenues from marketing programs and expenditures. We believe that our BBI platform provides us with a competitive advantage, as its analyses drives return-on-investment based targets for user acquisition initiatives enabling us to control and adjust our spend on user acquisition based projected revenues.

Our translation software has won numerous awards and accolades, including recognition by the Guinness Book of World Records for the most downloaded translation software. To date our translation software has been installed on over 150 million devices, and we had an average of 31.3 million daily unique visitors for the three months ended September 30, 2012. Our website was the world’s 26th most popular website as measured by Alexa Internet Inc.’s global traffic rank as of November 19, 2012. Our translation and search solutions are available across multiple platforms, including Windows and Macintosh personal computer operating systems, as well as mobile platforms, where we offer translation Apps for iOS, Android, Windows Mobile and Blackberry operating systems.

Translation software and services

Babylon 9 is our flagship translation software for Windows operating systems, which is offered to individual users on a free-to-download basis and on a paid basis for businesses and institutions. We also offer our translation software for Macintosh operating systems on a paid basis. We also offer users an extensive array of translation and professional libraries, providing them with access to over 25 million translation and reference terms across 77 languages, most of which are available as subscription based paid add-ons. The screenshot below shows a selection of the languages that Babylon offers.

A key feature of our solution is our proprietary “One-Click” user interface, which allows users to quickly and easily translate words, phrases or blocks of text to or from their selected language. The “One-Click” user interface also provides spelling auto-correction and contextual translation. Our products integrate directly with the computer’s operating system and work with applications, such as Microsoft Office, Adobe Acrobat and Google Chrome, allowing our users to translate any text without leaving the application they are using. The screenshots below show the functionalities of our “One-Click” user interface:

In addition to our translation software, we offer users various premium translation products as paid add-ons, including supplementary dictionaries across a wide range of subjects, categories and themes.

Search Services

When users install our translation software, we offer them the default option to have Babylon as their primary search provider. Our language and data analytics capabilities, together with our relationships with leading search providers, such as Google, enable us to provide users with an enhanced Internet search experience. When a user submits a search query, we direct the query, along with additional parameters, to a search provider that generates algorithmic search results and sponsored links. In addition, we leverage our understanding of our users’ attributes, generated through their translation requests and search queries, to provide automatic language detection and a user interface tailored to that language, as well as enhanced “did you mean,” “auto-complete” and “suggested search” functionalities.

Babylon Business Intelligence Platform

The BBI platform is a proprietary analytics system that allows us to gain actionable insights into our user base through the large number of translation requests and search queries that we process. The BBI platform monitors, measures and analyzes our users’ translation and search activities in conjunction with general background data, such as a user’s geographic location, operating system language, keyboard layout, web browser, the channel through which our software was downloaded, as well as the revenues that we have generated through a user’s previous search activities and purchases of premium products. Our BBI platform enables us to continuously analyze and improve user engagement, as well as model future revenues. This analysis helps achieve our targeted return-on-investments based user acquisition initiatives, as we monitor and adjust user acquisition costs attributed to a specific distributor or online property versus the aggregated expected revenues to be derived from users gained through that channel.

To help attract and retain distributors, we provide them access to certain aspects of the analyses generated by our BBI platform, which we believe enables them to gain valuable insights into their user base, improve overall user acquisition strategies and enhance their confidence in us as a trusted partner. For example, we provide our distributors with daily insights into user value based on parameters such as Internet browser, geography and operating system, which enables them to optimize their marketing campaigns.

Why Consumers Use our Solutions

We believe that the value we provide to our users is reflected through our scale, with a combined 5.0 billion translation requests and search queries received in the quarter ended September 30, 2012. We believe that consumers choose to install and use our software and services as they provide them with a valuable mix of features, services and overall ease of use:

•	High quality, contextual translation software. We provide our users with broad contextual translation software. Our translation software provides access to over 1,600 professional dictionaries and 25 million words across 77 languages. We have been refining our translation software for 15 years. Babylon 9 has received numerous awards, including a five star download rating from CNET’s download.com in 2012.
•	Free and easy to install. The installation process for our solutions is simple and straightforward, making the software and search functions easy to install even for users with little technical expertise. In addition, we provide our translation software for Windows operating systems to individual users on a free-to-download basis.
•	Seamless “One-Click” user interface. Our translation software’s user interface is seamlessly integrated across operating systems and software applications, giving users access to instant translations and contextual information with a single click of the mouse. Unlike most other translation solutions, our translation software operates alongside other applications and does not require users to exit, copy the desired text, or minimize their primary application in order to access our translation tools.
•	Enhanced search experience. We have relationships with leading search providers that generate relevant results for our users’ search queries. We utilize extensive analyses of anonymous user data to provide users with contextual translation functionalities and search capabilities, enhanced with features such as automatic language detection, support for multiple languages, as well as enhanced “did you mean,” “auto-complete” and “suggested search” functionalities.

Why Third Parties Choose to Partner with us

Distribution Partners

We acquire the significant majority of our new users through our cooperation with over seven hundred third-party distributors. These distributors are both software developers as well as software distribution companies that offer our software alongside other software. We typically pay our distribution partners for each successful installation of our translation software. We believe that for many of our distribution partners these payments constitute an important component of their revenue, contributing to the overall success of their businesses. In addition, through our BBI platform’s partner portal, we provide our distributors access to certain aspects of the analyses generated by our BBI platform. We believe that our approach enables our distributors to gain valuable insights into their user base, improve their overall user acquisition strategies and enhance their confidence in us as a trusted and valuable partner, which in turn drives distribution of our Babylon software.

Monetization Partners

We collaborate with a number of leading search providers to which we direct our users’ search queries. These providers helped us generate advertising revenues resulting from search queries, including over 4.0 billion search queries during the quarter ended September 30, 2012 alone. We believe that we provide significant value to our search providers by performing the following key functions:

•	Aggregating and delivering substantive search query traffic. We assist Google and other search providers by providing them with incremental search query traffic and delivering their sponsored links to our users, thereby generating additional advertising revenues. During the quarter ended September 30, 2012, we directed over 4.0 billion search queries to our search providers. In September 2012, our search queries represented 0.9% of overall global search traffic based on 164.0 billion global search queries according to comScore (September 2012 Worldwide qSearch Report).
•	Enabling enhanced search results, user engagement and overall monetization. We leverage the large amounts of anonymous data generated from billions of translation requests and search queries to drive our search services and advanced analytics platform. We direct search queries to our search providers, along with additional parameters, thereby enabling our search providers to deliver more precise algorithmic search results and better-targeted sponsored links, which drive improved user engagement and increased advertising revenue.
•	Serving as an intermediary for our search providers. We act as an intermediary between search providers and distributors that, in the aggregate, provide access to a large global user base. Through these relationships, we enable search providers to gain access to a sizeable audience without a need to manage multiple relationships. In addition, we serve as a single point contact for our search providers with regard to the implementation of their related compliance procedures pertaining to third-party software installation. In doing so, we effectively aggregate hundreds of distribution partners on behalf of our search providers.

Our Strengths

We believe that the following attributes distinguish us from our competitors:

•	Well-established brand. We have offered our translation software for over 15 years and it has been installed on more than 150 million devices providing us with a well-established brand in the translation industry. We have been recognized by the Guinness Book of World Records as the most downloaded translation software and have received numerous awards, such as a five star rating from CNET’s download.com in 2012.
•	Large, global and engaged user base. We have a large, global user base that relies on our translation software and search solutions on a daily basis, with over 10.3 billion search queries received from users in over 150 countries in the nine months ended September 30, 2012 and an average of 31.3 million daily unique visitors for the three months ended September 30, 2012. Approximately 51.7% of our search queries during this period were from users located in in countries that are not members of the Organization for Economic Cooperation and Development (OECD). The scale, diversity and engagement of our user base enables us to analyze and gain insights from our at-scale user data helping us improve user experience and provide our users with what we believe to be significant value through enhanced search and better translation capabilities.
•	Analytics-driven business model. Our BBI platform enables us to monitor and seek to control our user acquisition costs, as well as project the resulting advertising revenue, on a global basis. We believe that the BBI platform provides us with competitive advantages, enabling us to analyze and improve user engagement, as well as manage our user acquisition costs towards our return-on-investment targets.
•	Easy-to-use proprietary solutions. We focus on delivering translation software and search services that are easy to use and install. Our proprietary “One-Click” user interface allows users to quickly translate any text through a simple click of a mouse, without requiring users to exit or minimize the primary application. Our search services provide our users with features such as automatic language detection, support for multiple languages, as well as enhanced “did you mean,” “auto-complete,” and “suggested search,” functionalities.
•	Strong partnerships. We have relationships with leading search providers and during the quarter ended September 30, 2012, we directed over 4.0 billion search queries to our search providers. In September 2012, our search queries represented 0.9% of overall global search traffic based on 164.0 billion global search queries according to comScore (September 2012 Worldwide qSearch Report). We also have relationships with over 700 distributors. Our scale, together with our BBI platform, enables our distributors to gain actionable insights into their user base, improve overall user acquisition strategies and enhance their confidence in us as a trusted and valuable partner, which in turn drives distribution of our software. This scale and our large and multi-dimensional database also allows us to send additional parameters to our search providers, enabling them to deliver more precise algorithmic search results and better-targeted sponsored links, improving overall monetization.
•	Seasoned management team with extensive industry knowledge and proven execution track record. Our management team has extensive knowledge and experience in the technology sector with an average tenure of 13 years for our seven most senior executives. Since 2006, our management team has successfully delivered 24 consecutive quarters of profitability.

Our Growth Strategy

Our growth strategies are:

•	Efficiently increase user penetration across our markets. We intend to continue driving the adoption of our solutions by users. We plan to grow our direct and indirect marketing efforts, as we seek to introduce the benefits of our translation software and search services to a larger user audience in both developed and emerging markets while leveraging our BBI platform to manage our user acquisition costs.
•	Continue to invest in technology innovation. In order to add value to our users, search providers and third-party distributors, we plan to continue to invest in technology innovation, principally focused on developing our consumer-facing translation software and search services. We believe we can generate increased user satisfaction and engagement by continuing to use our language expertise, user data and analytics to improve our users’ translation and search experience. We also intend to further develop the data analytics capabilities offered by our BBI platform to continue improving user acquisition efforts.
•	Grow and monetize mobile usage. We believe that mobile platforms represent a significant opportunity to engage with users, grow our brand and potentially drive monetization and revenue growth in the future. We plan to continue investing in and enhancing our mobile application portfolio with additional functionality as we aim to increase our global mobile user footprint.
•	Introduce new product categories. We plan to leverage our BBI platform to test and potentially scale-up delivery and adoption of new consumer-facing software products and Internet- based service categories. We believe that developing new software products beyond our existing translation software may enable us to access new distribution partnerships and reach new user audiences.
•	Pursue strategic acquisitions. While we have not completed any acquisitions to date, from time to time in the future, we may pursue acquisitions of complementary businesses and technologies that represent a strategic fit with us and are consistent with our overall growth strategy. We may also pursue future acquisitions to expand or add capabilities to our translation software and search services or to our BBI platform.

Our User Facing Products and Services

Language and Translation Solutions

The current version of our translation software for Windows operating systems is Babylon 9, released in January 2011. Babylon Mac 2012 is the current version for Macintosh operating systems. We have released multiple mobile applications to date, including iBabylon and Babylon Touch, for the Apple iOS and Android platform, Babylon Translator for the Windows Phone and Translations on the Go for the Blackberry operating systems.

The core functionality of our translation software is our proprietary “One-Click” user interface, which allows users to select any text in commonly used desktop applications and immediately obtain a context sensitive translation of that text through one click of the mouse. The “One-Click” functionality utilizes Optical Character Recognition, or OCR, technology to recognize text under the user’s mouse, regardless of the format of the text. The translation interface then allows users to access dictionary and encyclopedia entries related to the text and automatically presents the necessary information based on the user’s primary and target languages. We have developed dictionaries for over 75 languages and provide the appropriate dictionaries to each user based on their translation needs. Premium dictionaries and encyclopedia titles can be integrated into our translation software as paid add-ons. In addition to our dictionaries and paid add-on dictionaries, we also provide results from over 1,600 user-generated glossaries and dictionaries that cover diverse topics, such as science, medicine and engineering.

Our translation software utilizes the contextual translation functionality to provide accurate translations for single words and full phrases. To achieve this, the OCR technology reviews a target word and several words on either side of the user’s cursor to ensure that the translation reflects the context for the word or phrase. This contextual translation functionality checks spelling and proofreads grammar in the language in which the document is written, as well as the user’s primary language. The proofreading functionality is integrated into our software and automatically reviews language when users draft documents and e-mails in applications such as Microsoft Word and Microsoft Outlook. The screenshot below shows the contextual translation functionalities and integrated user interface:

Other Consumer Products and Services

In addition to our translation software, we offer the following premium products to support our users’ language learning and translation needs:

•	Babylon Talk Vocabulary Builder. Language learning CD-ROM series for beginners.
•	Babylon Writing Software. Helps users correct and enhance their English writing with advanced grammar checking, style checking and spell checking features.
•	Language Learning Software. Tools to learn one of 10 new languages, aimed at beginners to intermediate learners.
•	Human Translation Marketplace. 24/7 professional translation services marketplace that connects our users to a network of over 8,000 qualified and experienced translators worldwide. Translators are matched to users’ translation requests based on language, geographic region and area of expertise.
•	Other Language Products. Our other products include Babylon Builder, a tool that lets users create their own dictionaries, StoryWorld English, language learning programs to teach children English, Babylon White Label Apps, tools for businesses seeking to monetize website traffic, and Babylon Enterprise, our data management software for enterprise clients.

Search Solutions

We began offering our search solutions in 2007 by entering into relationships with Google and subsequently other Internet search providers. By leveraging our proprietary analytics and language-related capabilities, as well as our relationships with leading search providers, we are able to provide users with an engaging Internet search experience.

We leverage our automated language detection capability in order to provide users with an interface tailored to their language, helping them engage with our search solutions in their native language. We leverage our technology and the large amounts of anonymous user data generated from billions of translation requests and search queries in order to help our users craft more accurate search queries. Some of our user facing search tools include our “did you mean” function, which provides alternative search suggestions to users for search terms that are ambiguous or could have multiple meanings, our “auto-complete” function, which predicts queries and presents users contextual suggestions as they begin to type their search queries, and our “suggested search,” function, which suggests alternative search spellings or terms to users based on common spelling mistakes. In addition, we leverage our user data in order to deliver additional informational search query parameters, enabling our search providers to deliver more precise algorithmic search results and better-targeted sponsored links to our users, which we believe improves the user’s overall search experience.

User Acquisition and Product Distribution

We market our products through third-party distributors, targeted banner advertisements, paid search results and search engine optimization. We use a combination of the BBI platform’s analyses tools as well as tests relating to our advertising campaigns in order to understand and measure consumer receptiveness to our products, test and optimize website configurations, generate revenue through targeted up-sell and cross-sell campaigns, monitor the competitive landscape in order to maintain product differentiation and leadership, and help drive brand awareness and product visibility in our key markets.

Third-party distributors accounted for approximately 85% of our new users in 2011 and approximately 96% of our new users in the nine months ended September 30, 2012. Third-party distributors primarily consist of other software companies that distribute our software to users as a value-added component in addition to their own software product offerings, as well as software download websites and aggregators. We typically pay distributors for each successful installation of our translation software on a per device basis irrespective of whether a user chooses our search services. Using the BBI platform’s analytics capabilities we are able to forecast the expected advertising revenues that are to be generated by users acquired through a certain campaign or distributor. We primarily determine the per-user fee that we are willing to pay our distributors based on our BBI’s analysis of forecasted revenues, in conjunction with our predetermined return-on-investment targets. The BBI platform continuously monitors and analyzes the performance of our distribution channels, and we adjust the fee that we are willing to pay based on our assessment of expected advertising revenues. We are thus able to control our sales and marketing expenses and allocate these expenses efficiently, which has enabled us to acquire new users rapidly and cost-effectively.

We also distribute our software and premium products directly through our website. Babylon 9, our primary translation software for Windows operating systems is offered to individual users on a free-to-download basis and on a paid basis for businesses and institutions. Our translation software for Macintosh operating systems is only offered on a paid basis. Our premium dictionaries, encyclopedias and other language solutions are offered on a paid subscription basis.

Agreements with Search Providers

We provide users with Internet search results by directing search queries to leading search providers. Sponsored links, or text-based links to advertisers’ websites, served by our search providers accompany search results delivered by us. When our users click on a sponsored link, the search provider receives a payment from the sponsor of that link, and the search provider pays us a portion of that amount. We pay the search provider a fee for the search results.

We have relationships with a number of leading search provider, although we have entered into an agreement with Google pursuant to which, since the first quarter of 2011, we direct the majority of our search queries to Google. Revenues from Google accounted for 85.3%, 51.7% and 84.4% of our advertising revenues in the years ended December 31, 2009, 2010 and 2011, respectively, and 84.1% and 88.9% of our advertising revenues in the nine months ended September 30, 2011 and 2012, respectively. We first entered into an agreement with Google in November 2007 and have amended and renewed this agreement five times. Under our current agreement with Google, we license Google’s search results for a fee, and Google pays us a percentage of any advertising revenues generated by Google when a user click on a sponsored link served by Google. Subject to limited exceptions, we currently may only use Google as our search provider. Our current agreement with Google was signed in November 2011 and is scheduled to expire at the end of November 2013. The agreement has customary termination rights, including upon a material breach by, or a change of control of, either party. The agreement also contains standard cross indemnification rights for any damages arising from a party’s infringement of any third party intellectual property.

We are required under our agreement with Google to format our installation selection features, user interface advertisement placements, and branding, among other features, according to Google’s policies and guidelines, which we believe to be the industry standard. In particular, we follow Google’s guidelines regarding user facing disclosures related to the installation of our products, obtaining of consumer consent to change browser defaults (particularly pertaining to homepage and search provider defaults), as well as the “opt-out” functionality. Noncompliance with Google’s guidelines could, if not cured, result in Google’s suspension or termination of some or all of its services to us. While we have chosen to use Google as our primary search provider, we maintain working relationships with, and send search queries to, other search providers in accordance with our agreement with Google.

Infrastructure and Operations

We operate our platform through hosted computer servers located in Germany, the United States, the United Kingdom and Singapore, which we lease from third parties. We use these servers to fulfill online translation requests, provide software download services and deliver our Internet search capabilities. We also use our servers to store data for our BBI platform as well as our research and development activities. To provide redundancy, our servers are virtualized and data is duplicated across multiple servers. Our use of multiple virtualized servers around the world enables us to protect against accidental data loss and ensures minimal disruption to our operations from server outages or physical damage. We believe that we could transition to alternative servers rapidly with minimal disruption should that be necessary. During the quarter ended September 30, 2012, our servers processed 128 translation requests per second and 43.8 million search queries per day. We have not experienced any material platform outages or server downtime, which has provided our users with consistently reliable translation and search services and ensured consistent operations of our data collection and analysis efforts.

We have been able to build a large user base across diverse geographies without the need to invest in physical retail distribution and local sales forces. Users around the world are able to download our products either on our website or the websites of third-party distributors.

Payments for online sales of our premium products and other language solutions are processed through our websites. The substantial majority of our online sales are processed by a third-party hosted reseller. We also have relationships with several other payment processing operators. We have been able to lower our overall operating costs by relying on third parties to process online sales and payments, eliminating the need to implement the payment processing infrastructures and related compliance controls.

We operate three call centers that provide users with telephonic and web-based sales and technical support. Employees in our call center speak 12 languages, as we seek to serve our diverse user base in their native language.

Technology

Babylon is a data and technology driven company. We have developed a number of technologies that form the core of our translation and search products and refine our data analytics capabilities.

•	Language auto-detection. We use language auto-detection across our translation and search products. For our translation and search requests we use algorithms to compare a user’s query against databases of common language character pairs to identify the source language of the original request. For a user’s interaction with our websites and web-based advertising, we use technology that identifies relevant information, such as location, operating system language and keyboard layout to automatically choose webpages or advertisements targeted to a user’s native language.
•	“One-Click” user interface. We have developed a technology for providing users with translation results by placing a mouse cursor over a word and then clicking it. The programing technology underlying the user interface uses a number of other technologies that we have developed, including OCR.
•	Optical Character Recognition (OCR). We employ several techniques to accurately and rapidly identify the letters within a word, as well as the context of the word, when a user requests a translation. These methods include: true OCR which involves programing algorithms to recognize word shapes, font learning which identifies and remembers specific fonts on a user’s computer to enable faster recognition of individual letters, graphical device interface which decodes visual images on a user’s screen to identify text within the images, and document object model recognition which identifies the content portion of certain document formats such as HTM. OCR technology is critical to the functioning of our “One-Click” user interface.
•	Information retrieval technology. Our technology facilitates rapid access to our cloud-based translation and search databases providing users of our products and services with search and translation functionality over the Internet. Examples of this technology include our “Dictionary of Dictionaries” which is a comprehensive index of translation terms across all our supported languages. Access to this index, rather than to individual dictionaries in each language, allows for rapid recognition and retrieval of translation terms regardless of the source language or the user’s native language.
•	Large data base management. Our data technology and analytics capabilities enable us to sort, index and analyze large numbers of search queries, translation requests and anonymous user data, continuously and on a global basis. We have developed “extract, transform, load,” or ETL, processes which enable us to extract raw data from our hosted servers, and to apply algorithms and analytics programs, such as our BBI platform, to gain insights into our business.
•	Software installer. We have programed our software installer to be delivered in a highly compact file format. Our installer offers partners and users a simple and compact download and installation process and auto-detects relevant languages for the user interface during installation. We believe our installer is an important element in facilitating new users as the small file size ensures a relatively rapid installation process and the automatic language selection enables users to immediately interact with the software in their own language.
•	Search-related technologies
•	“Did you mean?” Utilizes our search databases, logs and translation expertise to provide alternative search suggestions to users for search terms that are ambiguous or could have multiple meanings.
•	“Auto-complete.” Analyzes our search databases and logs to provide auto-complete suggestions that mirror popular search requests.
•	“Suggest a search.” Utilizes algorithms similar to our translation spelling corrections to suggest alternative search spellings or terms to users based on common spelling mistakes.
•	Language-related technologies
•	Spelling correction. Provides rapid spelling corrections based on algorithms that recognize common errors and rapidly ranks them against possible corrections to provide alternative spelling suggestions.
•	Morphology. Provides relevant translation requests by identifying the longest word under the mouse when a user clicks. For example, in the word “hotdog” if a user clicked on the “t” our morphology technology would recognize the whole phrase and return definitions for “hot dog” rather than “hot.” This technology runs across most language families, including Latinate, Cyrillic, Far Eastern, and right-to-left languages, such as Hebrew and Arabic.
•	Babylon Glossaries and Babylon Dictionaries. Allows for condensed download sizes through utilization of glossaries in index format that can be built out through algorithms into more complex dictionaries. For example, when a Spanish user downloads a Babylon program, the built-in Spanish glossary will be approximately five megabytes, whereas the full Babylon Spanish dictionary will be close to 80 gigabytes once extracted.

Research and Development

Our research and development department is comprised of individuals with extensive experience in translation and enterprise product development, search program development and data management and analytics. We invest in research and development in order to enhance and expand our product offerings, and tailor our marketing efforts. The majority of our new products and services are developed in-house by our product development team. From time to time, we contract with third parties to help develop new products. Our data analytics team within our research and development department supports our BBI platform and other data analysis needs by developing new algorithms and analysis tools.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights and trademarks to protect our intellectual property and know-how. We also hold a patent in the United States addressing technology related to our “One-Click” user interface.

Our in-house know-how is an important element of our intellectual property. The development of our translation software and BBI platform requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our software offering and analytics capabilities would be difficult. We seek to include undertakings regarding confidentiality, assignment of inventions and non-competition in our employment and consulting agreements.

Our Babylon brand is central to our business strategy, and we believe that maintaining and enhancing the Babylon brand is critical to expanding our business. We have obtained trademark registrations in certain jurisdictions that we consider material to the marketing of our products, including Babylon®, babylon translation @ a click® and our Babylon logo. We have several other registered trademarks, as well as trademark applications for additional marks that we use to identify certain product collections, as well as other marks used for certain of our products. While we expect our applications to mature into registrations, we cannot be certain that we will obtain such registrations.

In addition to trademarks for our core brand identifiers and a U.S. patent addressing certain aspects of our “One-Click” user interface technology, we also seek to protect our software from unauthorized duplication through digital rights management solutions and digital licensing that are designed to enable us to identify when an installed device is accessing our translation servers in ways that violate the end user license. We do not offer open source versions of our software; however for certain of our mobile device product offerings, we offer developers access to aspects of our software code so that they can integrate our software into new applications.

Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop products or solutions with the same functionality as our solutions. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as U.S. law. Also, from time-to-time, third parties have asserted and may assert copyright, trademark and other intellectual property rights against us, our distributors or channel partners, or our users. Such claims may result in direct or indirect liability as we have agreed with certain parties, specifically Google, to indemnify such parties for any damages suffered as a result of infringement by us of any third party intellectual property. See “Risk Factors — We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our products and technology” and “Risk Factors — We may become subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and materially adversely affect our business, results of operations or financial condition.”

Competition

Our market is characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. In particular, we face competition to attract and maintain relationships with third-party distributors, our primary user acquisition channel. In addition, we compete for user engagement and use of our tools with other software companies that have similar advertising based business models, as well as technology companies that offer translation services.

Competition for Distribution Channels

With the growth of the Internet and evolving software business models, software companies are competing to acquire more users at lower costs, often by distributing their products through third-party distribution channels as we do. The majority of our third-party distribution channels are software companies. These companies typically offer only one other value-added software alongside their own product in exchange for a distribution fee. We believe third-party distributors select software products for distribution based primarily on that fee, with additional consideration given to analytic tools and capabilities such as ours. As software companies offer software applications that leverage various post-download monetization models (including search advertising based models such as ours) we face competition from a range of various software developers who offer distributors competitive distribution fees.

Competition for Users

A key aspect of attracting new users and retaining users that we acquire is the strength and appeal of our translation software and search services. We believe that the key competitive factors in the software- and Internet-based translation industry are quality of translations, breadth of languages, ease of use and price. In the online translation market, we face competition from larger market participants, such as Google and Microsoft, that leverage brand recognition and may also embed translation capabilities within existing software applications to drive user adoption. We also face competition from traditional translation service providers. We believe that the breadth of our software and our unique user experience provide us with a significant competitive advantage.

With the growth of advertising-driven revenue models, more software companies have begun adopting distribution and revenue models whereby the primary product is offered for free and is accompanied by search services. Similar to our business model, revenue is generated by the users’ search activities and related advertising revenues. If we are unable to distinguish our value-added search functionalities, or otherwise fail to cost-effectively reacquire our users, our search services may be replaced by our competitors’ search services. Furthermore, users may also knowingly change their search preferences and replace our search services.

We also compete with large Internet search providers for Internet search services. Users may elect to use traditional Internet search providers, such as Google or Bing, rather than our search service. Many of such Internet search services have significantly greater brand recognition and resources than we do.

Government Regulation

Our business is subject to laws and regulations related to Internet commerce, data privacy, data protection and information technology. However, laws and regulations in this area are not fully settled and are currently undergoing rapid development in an attempt to keep up with technological advances. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, the clear trend has been towards increased data privacy protection for consumers, which could translate into greater data security obligations and, in turn increased costs, for us in order to protect consumer data that we collect.

Data privacy and information security laws are in various stages of development in different jurisdictions, although most share core similarities directed at greater data privacy and security. Differences among the jurisdictions will likely be in the stringency of the regulations, the categories of data specifically protected, the methods of enforcement and the penalties or other legal exposure for non-compliance. Therefore, the summary set forth below discusses the material aspects of these developing laws and regulations in Europe, which is our largest market with a unified regulatory regime. We expect that the principal issues discussed in this summary will be similar to the issues that would be addressed in other jurisdictions.

EU Regulatory Environment

Applicable law.  We are subject to specific laws and regulations with respect to the collection, exporting and processing of personal data from users, in many jurisdictions in which we operate. Data protection laws within the European Union derived from Directive 95/46/EC with regard to the processing of personal data and on the free movement of such data (the “Data Protection Directive”) and Directive 2002/58/EC, as amended, concerning the processing of personal data and the protection of privacy in the electronic communications sector (the “e-Privacy Directive”). We may be subject to national data protection legislation in certain member states of the European Union that implement the Data Protection and e-Privacy Directives. We are a “data controller” in relation to personal data collected and processed by us. We do not generally process any sensitive personal data from users. Directive 2011/83/EC on consumer rights (the “Consumer Rights Directive”) is also relevant to our business.

Key legal obligations.  The principles under applicable data protection laws in the EU member states, implementing the Data Protection Directive, require us to ensure, among other things, the following:

•	Lawfulness. This requires, for example, that we must satisfy certain conditions in order to lawfully process personal data;
•	Fairness. This requires, for example, that we provide users with a “fair processing notice”;
•	Notification. We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state;
•	Proportionality. This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users;
•	Data quality/accuracy. This requires, for example, that we ensure that inaccurate data is corrected;
•	Data retention. This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user;

•	Data security. This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data;
•	Data transfers. This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps (e.g., implementation of model contractual clauses, obtaining data subject consent, obtaining Department of Commerce Safe Harbor certification or obtaining Binding Corporate Rules accreditation);
•	Data subject rights. This requires, for example, that we respond to “subject access requests” from data subjects, to provide information about the nature and scope of processing undertaken; and
•	Consent for terminal equipment data. This requires that we obtain express consent before we place any information, such as code or cookies, on a user’s computer that is not necessary for performance of the service.

In addition to the Data Protection Directive, the e-Privacy Directive, obliges the EU member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies.

Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user.

Further, the Consumer Rights Directive, which is anticipated to be implemented in the EU member states by 2013, restricts the use of automatic renewals and prohibits pre-ticked boxes online. It also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

Proposed Legislative Changes.  On January 25, 2012, the European Commission issued a proposal for a regulation on “the protection of individuals with regard to the processing of personal data and on the free movement of such data” (“General Data Protection Regulation”). This General Data Protection Regulation is intended to replace the Data Protection Directive. One of the main reasons for the change is to ensure uniformity of implementation throughout the EU, as implementation of the Data Protection Directive has diverged among the Member States. This is also the reason why the European Commission has proposed the new rules in the form of an EU regulation, which will be directly applicable in the EU Member States, without further implementation as would be required by a directive. It is currently expected that the new regulation will not take effect until 2015 or later.

The proposal for the General Data Protection Regulation would replace the current notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. The regulation’s more stringent requirements on privacy user notifications and data handling might present implementation and compliance challenges in the online and information technology fields.

U.S. Regulatory Environment

We are also subject to U.S. state and federal laws and regulations with respect to data privacy and information security.

•	Data Privacy. Data privacy and security in regards to the collection of non-public personally identifiable consumer information continues to be a focus of legislative and regulatory activity in the United States. The Obama Administration introduced a Consumer Privacy Bill of Rights in

February 2012 signaling a clear intention to try and move U.S. data protection law closer to that of the European Union and Asia. Many of the principles articulated in the statement track the data processing principles in Europe (e.g., transparency, respect for context, security, access and accuracy, focused collection and accountability). The Federal Trade Commission, or FTC, followed shortly thereafter with a report suggesting changes that should be made by both businesses and policymakers. While neither of the announcements carry the force of law, they provide an indication of the possible direction in which U.S. law is moving. In the meantime, the FTC is starting to exercise greater authority over how online consumer data is collected and maintained by businesses. This is being done primarily by the FTC using its authority to take action against companies that engage in unfair or deceptive trade acts in interstate commerce. In December 2010, the FTC staff issued a draft recommendation that privacy rules should address consumer concerns over the collection and use of personal and profiling information. The FTC’s recommendations included implementing comprehensive privacy protections throughout an entire business, as well as providing privacy policies to users in a simplified, user-friendly manner. The Commerce Department has similarly suggested an expansion of privacy protections, although with greater reliance on enforceable industry codes. A number of different legislative bills have also been introduced in Congress that would regulate the use of personally identifiable user information, but in each instance this year, the legislation has failed to pass. At the state level, California has already implemented laws that require online services to report certain breaches of the security of personal data, and to report to California users when their personal data might be disclosed to direct marketers. Other states have adopted legislation to similarly provide for notification in the event of security breaches that expose personal information.
•	Information security. We are also subject to state and federal rules and laws regarding information security. Most of these rules and laws apply to user information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws, similar to the various federal bills that have been introduced. New York State law is exemplary and requires businesses conducting business in New York who own or license computerized data that includes private information to disclose any breach of the data to New York residents. These laws generally require that a business give notice to its users whose financial account or similarly sensitive information has been accessed without authorization due to a security breach.
•	Do Not Track law. Prompted by the FTC’s recommendation regarding online tracking, a number of federal legislative proposals were introduced that would allow users to opt out of online monitoring. None of these proposals has been enacted to date, but the policies relating to cookies and online tracking are still present in the legislative discussion. The adoption of certain do not track restrictions into law may affect our ability to obtain information from users that is a core element of our data analytics capabilities.

As a result of the ongoing legislative and regulatory activity in the area of data privacy and security, we anticipate an increase in regulation of our business thereby requiring us to devote increasingly more legal and other resources to comply with these regulations. These applicable laws, rules and industry standards could significantly increase our compliance costs, and expose us to greater potential liability. These contemplated changes to the laws and regulations could also hamper growth in the use of the Internet in general and our services in particular if applied in an overbroad or ineffective manner. There is also a small risk that we may be subject to the retroactive application of new laws to our business practices resulting in exposure to increased liability. As we expand into new territories and jurisdictions, we anticipate that more legal and regulatory issues similar to those summarized above will apply to our business and operations, in addition to other regulatory issues within these territories and jurisdictions. For example, many jurisdictions have either recently passed or begun the process of adopting privacy legislation and regulations that are similar to those seen in the European Union.

Employees

As of September 30, 2012, we had 179 employees, all of whom were based in Israel. The following table shows the breakdown of our global workforce by category of activity as of the dates indicated:

	As of December 31,			As of September 30, 2012
Department	2009	2010	2011
Management	8	9	9	9
Operations	14	10	20	19
Research and development	33	32	44	63
Sales and marketing	75	83	83	76
General and administrative	15	12	9	12
Total	145	146	165	179

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Industry, Trade and Labor apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

Facilities

Our principal facilities are located in Or Yehuda, Israel and consist of approximately 2,196 square meters (approximately 23,600 square feet) of leased office space. These facilities currently accommodate our principal executive, development, engineering, marketing, business development, human resources, finance, legal, information technology and administrative activities. The lease for this facility expires in June 2017.

Legal Proceedings

From time to time, we are involved in legal proceedings and claims in the ordinary course of business related to a range of matters, including contract, employment, intellectual property, product liability and warranty claims. While the outcome of these claims cannot be predicted with certainty, we do not believe that any such claims that are currently pending will have a material adverse effect on us, either individually or in the aggregate.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position
Executive officers
Alon Carmeli	47	Chief Executive Officer and Director
Shanit Pe’er Tsfoni	38	Chief Financial Officer
Nadav Shemesh	33	Chief Information Officer and Deputy Chief Executive Officer
Shlomi Zaig	40	Chief Technology Officer
Liat Sade-Sternberg	37	Vice President of Marketing and Sales
Joseph Arnon	44	Vice President of Research and Development
Eedo Brosh	40	Vice President of Business Development
Directors
Noam Lanir	45	Chairman of the Board
Gil Rozen(1)(2)	48	Director
Dr. Efrat Tolkowsky(1)(2)(3)	47	Director
Rami Entin(1)(2)(3)	61	Director

(1)	Member of our audit committee
(2)	Member of our compensation and nominating committee
(3)	External director

Executive Officers

Alon Carmeli has served as our Chief Executive Officer and as a member of our board of directors since January 2008. Prior to his appointment as our Chief Executive Officer, he served as our Vice President of Marketing and Vice President of Business Development since joining us in February 2002. From 1997 to 2001, Mr. Carmeli served as a Managing Director and Vice President of VIZRT America Inc. and VIZRT Ltd., a digital media supply company, listed on the Oslo Stock Exchange (OSE: VIZ). From 1991 to 1997, Mr. Carmeli served as a Managing Director of the Simulators Division of BVR Systems Ltd., an Israeli aerospace and defense company, formerly listed on Nasdaq and now controlled by Elbit Systems Ltd. Mr. Carmeli has served on the board of directors of Inneractive Ltd., an Israeli mobile advertising company, since 2011. Mr. Carmeli holds an Executive M.B.A. from Tel Aviv University and a B.A. in Business Administration from the Tel Aviv College of Management. Mr. Carmeli and Mr. Lanir, the Chairman of our board of directors, are brothers-in-law.

Shanit Pe’er Tsfoni has served as our Chief Financial Officer since December 2009. From 1999 to 2009, Ms. Pe’er Tsfoni served in various positions at Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, including as a Senior Manager from 2002 to 2009, and worked with clients in the technology, communication and bio-tech sectors. Ms. Pe’er Tsfoni is a certified public accountant in Israel and holds a B.A. in Accounting and Management and an M.B.A. from the Tel Aviv College of Management.

Nadav Shemesh has served as our Chief Information Officer and Deputy Chief Executive Officer since December 2009. Mr. Shemesh joined us in 2008, and established and served as the head of our business intelligence department. Prior to joining us, Mr. Shemesh was a professional member of the Israel Defense Forces and served as a Major in the Air Force. Mr. Shemesh holds a B.A. in Electrical Engineering and Computer Technology from Tel Aviv University.

Shlomi Zaig has served as our Chief Technology Officer since September 2007. Mr. Zaig also served as our Research and Development Manager from 2005 to 2007 and as an engineer in our Research and Development department from 1999 to 2005. Mr. Zaig holds a B.Sc. from the Technion — Israeli Institute of Technology.

Liat Sade-Sternberg has served as our Vice President of Marketing and Sales since April 2011. From 2009 to 2011, Ms. Sade-Sternberg served as Chief Executive Officer at Mobastic.com, a private company providing a marketplace for digital media content, which she founded. From 2007 to 2009, Ms. Sade-Sternberg served as Vice President of Marketing and Business Development at esnip.com, a social media platform, purchased by Logia Group Ltd. Ms. Sade-Sternberg holds a B.A. in East Asian Studies, Sociology and Anthropology from Tel Aviv University.

Joseph Arnon has served as our Vice President of Research and Development since September 2009. From 2007 to 2009, Mr. Arnon served as a manager in our research and development department and from 2004 to 2007 managed our products for enterprise clients. Mr. Arnon holds a Practical Engineer degree in Computer Science from the Israel Defense Force Computers College.

Eedo Brosh has served as our Vice President of Business Development since March 2011. From 2008 to 2011, Mr. Brosh served as our products director. From 2002 to 2008, Mr. Brosh served as our professional services and technical support manager. Mr. Brosh holds a B.A. in Social Science from the Hebrew University in Jerusalem, and an M.B.A. from the Hebrew University in Jerusalem.

Directors

Noam Lanir has served as the Chairman of our board of directors since March 2008. Mr. Lanir also serves as a member of the board of directors of a number of companies, including: Livermore Investment Group Ltd., which was founded by Mr. Lanir in 1998 as an online gaming company and is now an investment group listed on the London Stock Exchange AIM division (AIM: LIV); I.V.S. Group Ltd., a U.K. based entertainment merchandise company; Chanpak Management Ltd.; Rintal Ltd.; Jackson Boom Ltd.; and Grovetron Management Ltd. Livemore Investment Ltd. and Chanpak Management Ltd. are our current shareholders. Mr. Lanir also serves as a Director of Life Tree Marketing Ltd., a medical tourism services company he founded in 2009. Mr. Lanir also serves as a member of the board of directors for a non-profit company in memory of Avi Lanir and as a member of the board of directors for the non-profit Foundation for the Benefits of the Holocaust Victims in Israel. Mr. Lanir and Mr. Carmeli, our Chief Executive Officer and one of our directors, are brothers-in-law.

Gil Rozen has served as a member of our board of directors since March 2008. He is also a member of our audit committee, our financial reports committee and our compensation and nominating committee. Since 2007, Mr. Rozen has served as Chief Executive Officer of Darel Investments Ltd., a private Israeli financial consulting company. Mr. Rozen also served as the Vice President of Marketing at Darel Investments Ltd. from 2003 to 2006. From 2006 to 2007, Mr. Rozen served as Vice President of Business Development at K2K Ltd., a private Israeli company providing knowledge management consulting services. Mr. Rozen holds a B.A. in Economics and Business Administration from Haifa University, an M.B.A. from Tel Aviv University and a Masters of Information Management and Systems from Monash University, Melbourne, Australia.

Dr. Efrat Tolkowsky serves as one of our external directors and is the Chairperson of our audit committee, a member of our financial reports committee and a member of our compensation and nominating committee. She was first appointed as an external director in July 2007 for a three-year term and reappointed for an additional three-year term in July 2010. From 2004 to 2011, Dr. Tolkowsky served as an academic director of Gazit-Globe Real Estate Institute at Tel Aviv University. Since 2011, Dr. Tolkowsky has served as Chief Executive Officer of Gazit-Globe Real Estate Institute at the Interdisciplinary Center in Herzliya, Israel and currently serves as an external director of the Bank of Jerusalem Ltd. (TASE: JBNK). Dr. Tolkowsky holds a B.Sc. in Electrical Engineering and an M.A. and Ph.D. in Accounting and Finance from Tel Aviv University.

Rami Entin serves as one of our external directors, is the Chairman of our financial reports committee, a member of our audit committee and a member of our compensation and nominating committee. Mr. Entin was appointed as one of our external directors in July 2010. Mr. Entin has served as a director of Inter Colony Ltd., an Israeli construction company (TASE: INTCL), since 2007; director of BSP Biological Signals Processing Ltd., an Israeli Bio-sciences company (TASE: BSP), since 2006; director of Cimatron Ltd., an Israeli company listed on Nasdaq, providing CAD/CAM solutions (NASDAQ: CIMT), since 2005; and director of Incentives Solutions Ltd., an employee motivation and incentives company, since 2004. Mr. Entin also served as a director of E.C.Tel Ltd., a provider of revenue management services formerly listed in

Nasdaq, from 2005 to 2010 and as a director of Gilon Ltd., a business intelligence solutions company from 2006 to 2010. Mr. Entin has served as director of Hilan-Tech Ltd., a payroll management company (TASE: HLTC), since 2004 and as its Chairman since 2011. He has also served as Chairman of Avnet Data Security Ltd. since 2007. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd. Mr. Entin holds a B.A. in Economics and Accounting and an M.B.A. from Tel Aviv University. Mr. Entin also holds a certificate in Advanced Management from Harvard University.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under Israeli law relating to such matters as the election of external directors, the composition of our audit committee and an internal auditor. In addition, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, or the Companies Law, pursuant to our articles of association to be effective following this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies such as us.

Board of Directors

Under the Companies Law and our articles of association to be effective following this offering, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our articles of association to be effective following this offering, our board of directors must consist of not less than three but no more than fifteen directors, not including two external directors as required by the Companies Law. See “— External Directors.” Each director, other than external directors, will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual meeting of our shareholders. Each director will serve until the first annual meeting of our shareholders following his or her appointment, or such other term of office as stated in the resolution appointing such director, or until his or her earlier death, resignation, removal or expiration of tenure by operation of law. In addition, under our articles of association to be effective following this offering, our board of directors may appoint additional directors, so long as the number of directors shall not at any time exceed the maximum number of directors permitted by our articles of association.

Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. In the event of a vacancy resulting in the board consisting of less than the minimum number of directors required by our articles of association, then the board of directors may only act in order to appoint directors to fill such vacancy.

The removal of any director, other than an external director, prior to the expiry of his or her term (regardless of how the director was appointed or elected), requires the vote of a simple majority of the voting shares, participating and voting at a meeting of our shareholders.

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under limited circumstances set forth in the Companies Law. See “—  External Directors.”

Other than our Chairman, Noam Lanir, and our Chief Executive Officer and director, Alon Carmeli, who are brothers-in-law, there are no family relationships among any of our directors or executive officers.

Chairman of the Board

Our articles of association to be effective following this offering provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise or replaced by the board of directors. Under the Companies Law, the general manager or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or
•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

Accordingly, our shareholders, by such special majority, approved that Noam Lanir may serve as our Chairman until November 20, 2013, concurrently with his brother in-law, Alon Carmeli, serving as our Chief Executive Officer.

In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Companies Law, the boards of directors of a company whose shares are publicly traded is required to include at least two members who qualify as external directors. Each of Dr. Efrat Tolkowsky, who was elected in July 2007 and re-elected in July 2010, and Rami Entin, who was elected in July 2010, qualifies and was elected to serve as an external director, with terms ending on July 1, 2013. The principal requirements with respect to external directors are set forth below.

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or
•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed 2% of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional terms of three years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by the same majority of shareholders who was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, provided that, prior to each nomination for reelection, the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company (and provided that the reasons for such confirmation are presented to the shareholders at the general meeting at which such reelection is being sought and the external director is reelected subject to the same approval method as if elected for the first time).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises powers of the board of directors must include at least one external director, except that the audit committee and the compensation and nominating committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in the regulations).

The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation for this purpose includes (subject to certain exceptions):

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Companies Law defines the term “office holder” of a company to include a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.

The following additional qualifications apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

•	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, Chief Executive Officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;
•	a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than de minimis relations); and
•	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts prescribed under the regulations promulgated under the Companies Law, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Following the termination of an external director’s membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including serving as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (the prohibition also applies to relatives of the former external director who are not his or her spouse or children, but only for a period of one year).

If at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Pursuant to the regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members who are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that at least two of our directors must possess accounting and financial expertise. In this regard, our board of directors has determined that three of our directors, Dr. Efrat Tolkowsky, Rami Entin and Gil Rozen, each possesses “accounting and financial” expertise as such term is defined under the Companies Law.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), whom the audit committee has confirmed to meet the external director qualifications, and who has not served as a director of the company for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including Nasdaq, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange is also deemed to be an unaffiliated director under the Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.

The audit committee may not include the chairman of the board, any director employed by the company or who regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Companies Law. In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is from the controlling shareholder. The chairman of the audit committee is required to be an external director.

Pursuant to regulations promulgated under the Companies Law, subject to certain exceptions, the board of directors of an Israeli public company must approve the financial statements of the company after a financial statements review committee, or financial reports committee, has submitted its recommendations to the board of directors in respect to certain matters relating to the preparation of the financial statements as detailed in the regulations. The regulations also provide rules as to the composition of the financial reports committee. Following this offering, we will no longer be required to have a financial reports committee and it will be disbanded as of the closing of this offering.

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Following the listing of our ordinary shares on Nasdaq, our audit committee will continue to consist of Dr. Efrat Tolkowsky, Rami Entin and Gil Rozen. Dr. Efrat Tolkowsky will serve as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq corporate governance rules. Our board of directors has determined that Rami Entin is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the Nasdaq corporate governance rules, which include:

•	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;
•	pre-approval of audit and non-audit services to be provided by the independent auditors;
•	reviewing with management and our independent auditors our quarterly and annual financial reports prior to their submission to the Securities and Exchange Commission; and

•	approval of certain transactions with office holders and controlling shareholders, as described below, and other related-party transactions.

Additionally, under the Companies Law, an audit committee is required, among other things, to identify deficiencies in the administration of the company (including by consulting with the internal auditor), and recommend remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions, including determining whether or not such transactions are extraordinary transactions, and is required to adopt procedures with respect to processing employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. In addition, the audit committee is responsible to oversee the internal control procedures of the company. Under the Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. See “— Approval of Related Party Transactions under Israeli Law.” However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

Compensation and Nominating Committee

Following the listing of our ordinary shares on Nasdaq, our compensation and nominating committee will consist of Dr. Efrat Tolkowsky, Rami Entin and Gil Rozen. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with Nasdaq rules which include:

•	reviewing and, subject to applicable law, recommending overall compensation policies with respect to our Chief Executive Officer and other executive officers;
•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers including evaluating their performance in light of such goals and objectives;
•	reviewing and approving the granting of options and other incentive awards; and
•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Each of the members of our compensation and nominating committee is independent under the listing standards of Nasdaq.

Pursuant to a recently enacted amendment to the Companies Law, or the Compensation Amendment, which will become effective 30 days after publication in the official Israeli record, our compensation and nominating committee will be required to adopt a compensation policy within nine months after the Compensation Amendment becomes effective and be required to approve our compensation policies at least once every three years. The other responsibilities of the compensation committee set forth in the Compensation Amendment are consistent with the Nasdaq rules and are also applicable to the compensation of our directors.

Compensation of Directors

Under the Compensation Amendment, the compensation of our directors requires the approval of our compensation and nominating committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then shareholder approval will be required, as follows:

•	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting; or
•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “— Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. As of the date of this prospectus, we apply the same provisions and limitations applied to our external directors to the compensation of our director Gil Rozen.

For additional information, see “— Compensation of Officers and Directors.”

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and appointed by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an office holder or director of the company; or
•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Moshe Cohen has been appointed as our internal auditor and he has served in such role since April 4, 2012. Moshe Cohen is a certified internal auditor and a partner of the Israeli accounting firm of Chaikin Cohen Rubin & Co.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the business of the company;
•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Our articles of association to be effective following this offering provide that for non-extraordinary interested party transactions, the board of directors may delegate its approval, or may provide a general approval to certain types of non-extraordinary interested party transactions. No transaction that is adverse to the company’s interest may be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Companies Law, extraordinary transactions (other than compensation arrangements) with office holders who are not directors require audit committee approval and subsequent approval by the board of directors. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors, require the approval of the compensation and nominating committee, the board of directors and the company’s shareholders, in that order as described above under “— Compensation of Directors.”

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company’s audit committee, board of directors and shareholders in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

•	the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable under the circumstances.

Pursuant to regulations adopted under the Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholder approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Israeli courts have not yet interpreted the scope or nature of any of these duties.

Approval of Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;
•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and
•	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association to be effective following this offering do not include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court or in an administrative proceeding. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or in an administrative proceeding or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•	a financial liability imposed on the office holder in favor of a third party;
•	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, indemnification and insurance of office holders must be approved by the compensation and nominating committee and the board of directors and, with respect to directors and the chief executive officer, also by shareholders.

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

Compensation of Officers and Directors

The compensation paid by us to our current executive officers, including share-based compensation, for the year ended December 31, 2011, was approximately $2.0 million. This amount includes $0.1 million set aside or accrued to provide pension, severance, retirement, or similar benefits or expenses, but does not include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other expenses commonly reimbursed by companies in Israel.

Our compensation for our executive officers is derived from employment agreements and each executive officer’s personal contribution to our management, operations and our success. Each executive officer’s annual bonus is determined according to a formula that links financial-target based goals and metrics determined at the beginning of each fiscal year to specific goals and objectives within the responsibility of the relevant executive officer. The financial target is uniform with respect to all of our executive officers, including our Chief Executive Officer, however, our Chief Executive Officer has discretion to determine its weight with respect to our other executive offers, taking into account the degree of influence such executive officer has on achieving our financial target. Our Chief Executive Officer’s goals and objectives are determined by the audit committee and our board of directors, and our board of directors has authorized our Chief Executive Officer to set specific goals and objectives for each of our other executive officers. At the beginning of each fiscal year, our board of directors determines the maximum bonus for each of our executive officers, including our Chief Executive Officer.

Pursuant to the Compensation Amendment, the compensation (including insurance, indemnification and exculpation) of our executive officers must be approved by the compensation and nominating committee as required under the Compensation Amendment, which may require revisions to our existing compensation policy. See “— Compensation and Nominating Committee.” The Compensation Amendment requires the compensation of a public company’s executive officers (other than directors and the chief executive officer) to be approval by, first, the compensation committee; second by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders. The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors and third, a majority of the company’s shareholders provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The compensation and nominating committee and board of directors may waive the shareholder approval requirement if they determine that compensation arrangements are consistent with the company’s stated compensation policy and the chief executive officer did not have a business relationship with the company or a controlling shareholder of the company. Under the Compensation Amendment, if the shareholders of the company do not approve the compensation arrangement with an executive officer other than the chief executive officer, the compensation and nominating committee and board of directors may override the shareholders’ decision if each of the compensation and nominating committee and the board of directors provide a detailed report for their decision. The Compensation Amendment will become effective 30 days after publication in the official Israeli record. We will be required to adopt a compensation policy within nine months after the Compensation Amendment becomes effective. Any existing compensation arrangements that are extended without any changes prior to the adoption of the compensation policy (which, as noted, must occur within nine months) will not require any approvals set forth in the Compensation Amendment.

Under Israeli law, as a public company with shares listed only on the TASE, we are required to disclose the compensation, on an individual basis, of our five most highly compensated senior executive officers. The following table presents information regarding compensation accrued in our financial statements for our executive officers with respect to whom specific disclosure has been made in Israel, namely our Chief Executive Officer, our Chief Financial Officer, Chief Information Officer and Deputy Executive Officer, Chief Technology Officer and Vice President of Development, as of December 31, 2011.

Name and Position	Salary	Bonus	Value of Options Granted(6)	Total
Alon Carmeli, Chief Executive Officer & Director	$292,334	$90,400(1)	$315,531	$698,265
Shanit Pe’er Tsfoni, Chief Financial Officer	$181,381	$39,630(2)	$88,595	$309,606
Nadav Shemesh, Chief Information Officer and Deputy Chief Executive Officer	$169,364	$38,045(3)	$86,079	$293,488
Shlomi Zaig, Chief Technology Officer	$205,696	$40,000(4)	$38,847	$284,543
Joseph Arnon, Vice President of Research and Development	$168,246	$21,136(5)	$23,197	$212,579

(1)	In accordance with our annual bonus plan, Mr. Carmeli was entitled to a maximum annual bonus for the 2011 year in the amount of $90,400 as calculated solely in accordance with our financial target. In accordance with the annual bonus plan for 2011, if we did not reach our financial target, 5% of the maximum bonus amount (or part thereof) would be deducted for every one million NIS that we were below the financial target. On February 28, 2012, our board of directors resolved to award Mr. Carmeli a bonus for 2011 in the amount of $90,400.
(2)	In accordance with our annual bonus plan, Ms. Pe’er Tsfoni was entitled to a maximum annual bonus for the 2011 year in the amount of $39,630 (the U.S. dollar equivalent of NIS 150,000),as calculated solely in accordance with our financial target. In accordance with the annual bonus plan for 2011, if we did not reach our financial target, 5% of the maximum bonus amount (or part thereof) would be deducted for every one million NIS that we were below the financial target. On February 28, 2012, our board of directors resolved to award Ms. Pe’er Tsfoni a bonus for 2011 in the amount of $39,630.

(3)	In accordance with our annual bonus plan, Mr. Shemesh was entitled to a maximum annual bonus for the 2011 year in the amount of $38,045 (the U.S. dollar equivalent of NIS 144,000), as calculated solely in accordance with our financial target. In accordance with the annual bonus plan for 2011, if we did not reach our financial target, 5% of the maximum bonus amount (or part thereof) would be deducted for every one million NIS that we were below the financial target. On February 28, 2012, our board of directors resolved to award Shemesh a bonus for 2011 in the amount of $38,045.
(4)	In accordance with our annual bonus plan, Mr. Zaig was entitled to a maximum annual bonus for the 2011 year in the amount of $40,000, 50% or $20,000 of which was to be calculated in accordance with our financial target, and the balance to be calculated in accordance with the successful achievement of three specific development and Information Technology goals. On February 28, 2012, our board of directors resolved to award Mr. Zaig a bonus for 2011 in the amount of $40,000.
(5)	In accordance with our annual bonus plan, Mr. Arnon was entitled to a maximum annual bonus for the 2011 year in the amount of $21,136 (the U.S. dollar equivalent of NIS 80,000), 50% or approximately $10,560, of such bonus was to be calculated in accordance with our financial target, and the balance in accordance with the successful achievement of four specific development goals and objectives. On February 28, 2012, our board of directors resolved to award Mr. Arnon a bonus for 2011 in the amount of $21,136.
(6)	The translation of the value of options granted from NIS to U.S dollars is based on the exchange rate reported by the Bank of Israel on the date of the corresponding option grant.

We pay each of our external directors and Gil Rozen an annual fee of NIS 35,500 (approximately $9,056), as well as a fee of NIS 2,850 (approximately $727) for each board or committee meeting attended in person, NIS 1,710 (approximately $436) for each board or committee meeting attended via telephone or videoconference, and NIS 1,425 (approximately $354) for participation by written consent. We also reimburse our directors for expenses arising from their board membership. Pursuant to an arrangement between us and an Israeli registered partnership controlled by Noam Lanir, we pay a monthly fee of NIS 45,000 (approximately $11,250) plus value added tax (VAT) in consideration for the services provided to us by Noam Lanir as our executive chairman. The arrangement commenced in December 2008 and, in accordance with Israeli law, was reapproved by our audit committee, board of directors and shareholders in December 2011. Unless terminated earlier, the arrangement is valid until December 31, 2014.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide three months’ notice prior to terminating the employment of our executive officers, or six months in the case of our Chief Executive Officer, other than in the case of a termination for cause. Our employment agreement with our Chief Executive Officer provides that he is entitled to receive a monthly advance on account of his annual bonus in the amount of NIS 10,000 (approximately $2,550) and in the event the annual bonus awarded to him is less than the aggregate amount advanced, he is required to repay us the difference between the aggregate amount advanced and the actual annual bonus amount, as linked to the Israeli consumer price index plus interest at an annual rate of 4%.

Directors’ Service Contracts

Pursuant to an arrangement between us and an Israeli registered partnership controlled by Noam Lanir, we pay a monthly fee of NIS 45,000 (approximately $11,250), plus value added tax (VAT), in consideration for the services provided to us by Noam Lanir as our active Chairman. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Chairman Services Agreement.”

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Option Plans

We adopted equity incentive plans in 1998, 2001, 2003 and 2012. The 1998 and 2001 plans allowed, and the 2003 plan allows us to grant options to purchase our ordinary shares to our directors, employees, service providers and consultants, while the plan adopted in 2012 allows us to grant stock options, restricted stock and restricted stock units, or RSUs, to such persons. The plans are intended to benefit us by enhancing our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer grant options under the 1998 or 2001 plans, and there are currently no options outstanding under the 1998 and 2001 plans. As of September 30, 2012, an aggregate of 5,238,347 ordinary shares were reserved for issuance under our plans, subject to certain adjustments specified in the plans, of which we had outstanding options to purchase 4,450,000 shares and there were 100,000 shares underlying RSUs. Any awards which expire prior to exercise or issuance under the 2003 plan or 2012 plan will become again available for grant under the respective plan.

2003 Stock Option Plan

We have granted, and may in the future grant, from time to time, at our board of directors’ discretion, stock options to our employees, service providers, directors and officers, under the 2003 plan. Our board of directors and/or a committee appointed by our board of directors administer the 2003 plan in accordance with its terms.

The stock options granted under the 2003 plan generally include the following material terms: (i) each option entitles the grantee to purchase one of our ordinary shares and (ii) the exercise price of each stock option was equal to the closing price of our ordinary shares on the TASE on the TASE trading day immediately prior to board approval of the grant of such options. In the event we distribute a cash dividend, the exercise price for options that are not exercised as of the record date for such dividend shall be reduced by an amount equal to the gross amount per share of the distributed dividend. The stock options granted under the 2003 plan generally vest during a three-year period following the date of the grant under one of the following three alternatives: one-third of the options vest on each anniversary of the grant date, two-thirds of the options vest on the second anniversary of the grant date and the remaining one third vest on the third anniversary of the grant date or all of the options vest on the third anniversary of the grant date. Stock options granted prior to 2011 are generally exercisable for a period of 90 days following the vesting thereof, while stock options granted after January 1, 2011 are generally exercisable for a period of five years from their date of grant. Stock options which have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services agreement with us, unless otherwise resolved by our board of directors or unless such relationship was terminated for cause. Stock options which are not exercised during such 90-day period expire at the end of such period. Stock options which have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

In the event of certain transactions, such as our being acquired, or a merger, reorganization or a sale of all or substantially all of our assets or shares, subject to any contrary law or rule, the board or administering committee may determine that unexercised options will be substituted for options of the surviving or acquiring entity, have their vesting schedules accelerated such that they will be exercisable prior and subject to the closing of such transaction or be terminated.

Stock options granted to Israeli employees under the 2003 plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and shares under the 2003 plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant of the options. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

2012 Share Equity Incentive Award Plan

On February 28, 2012, our board of directors adopted a new equity incentive plan, the 2012 plan. Under the 2012 plan, as of September 30, 2012, an aggregate of up to 400,000 shares are available for grant in the form of options, restricted stock and RSUs to our and our affiliates’ employees, service providers, directors and officers. Our board of directors and/or a committee appointed by our board of directors administer the 2012 plan in accordance with its terms. To date, 100,000 RSUs have been granted under the 2012 Plan.

The 2012 plan provides that (i) each option entitles the grantee to purchase one of our ordinary shares, and each restricted stock or RSU represents one of our ordinary shares, and (ii) unless determined otherwise by our board of directors, the exercise price of each stock option and the value of each restricted stock and RSU shall not be less than the fair market value of our shares, as defined in the 2012 plan. In the event we distribute a cash dividend, subject to our obtaining a special ruling from the Israeli tax authorities, the exercise price for options that are not exercised as of the record date for such dividend shall be reduced by an amount equal to the amount per share of the distributed dividend. We have not yet obtained such a ruling since we currently do not intend to grant options under the plan. Unless otherwise determined by the committee at or after the date of grant, grantees granted shares of restricted stock shall be entitled to receive, either currently or at a future date, as specified by the committee, all dividends and other distributions paid with respect to those shares. With respect to RSUs currently granted under the 2012 plan, the audit committee and board of directors determined that holders are not entitled to dividends.

Options granted and not exercised under the 2012 plan expire ten years from the date of their grant, unless an award agreement otherwise provides or unless the grantee has ceased to be employed by us, or has ceased providing services to us. In the event of a grantee’s termination of employment with or provision of services to us, options which have vested prior to the end of such grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services agreement with us, unless otherwise resolved by our board of directors or unless such relationship was terminated for cause. Options which are not exercised during such 90 day period expire at the end of such period. Options which have not vested on the date of the end of a grantee’s employment or services agreement with us, or in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination. In addition, following termination of employment or services for cause, all shares issued in respect of exercised options, are subject to repurchase at their exercise price.

Restricted stock and/or RSUs may not be sold, assigned, pledged or otherwise encumbered, during the restricted period, which shall be determined by the administrating committee. Unless determined otherwise by our board or the administrating committee, any unvested restricted stock or RSUs on the date of termination of a grantee’s employment with or services to us, expire on such date.

In the event of certain transactions, such as our being acquired, or a merger, reorganization or a sale of all or substantially all of our assets or shares, the board or administering committee may determine that unexercised options, restricted stock and RSUs will be substituted for the equivalent of the surviving or acquiring entity or their vesting schedules may be accelerated.

The following table provides information regarding the options to purchase our ordinary shares held by our five most highly compensated senior executive officers as of October 31, 2012.

Name and Position	Number of Options	Exercise Price		Expiration Date	Total Shares Underlying Options
		NIS	$(1)
Alon Carmeli, Chief Executive Officer	1,600,000	4.06	1.04	March 8, 2016	1,600,000
Shanit Peer Tsfoni Chief Financial Officer	200,000	2.80	0.72	February 17, 2013	200,000
	300,000	4.06	1.04	March 8, 2016	300,000
Nadav Shemesh, Chief Information Officer and Deputy Chief Executive Officer	200,000	2.80	0.72	February 17, 2013	200,000
	280,000	4.06	1.04	March 8, 2016	280,000
Shlomi Zaig, Chief Technology Officer	150,000	4.17	1.07	June 9, 2013	150,000
	200,000	4.54	1.16	August 8, 2016	200,000
Liat Sade-Sternberg, Vice President of Marketing and Sales	200,000	4.07	1.04	May 11, 2016	200,000
Joseph Arnon, Vice President of Research and Development	100,000	4.17	1.07	June 9, 2013	100,000
	100,000	4.54	1.16	August 8, 2016	100,000

Name and Position	Number of Options	Exercise Price		Expiration Date	Total Shares Underlying Options
		NIS	$(1)
Eedo Brosh, Vice President of Business Development	130,000	4.54	1.16	August 30, 2016	130,000
	70,000	4.06	1.04	March 8, 2016	70,000

(1)	The U.S. dollar exercise price reflects a convenience translation at the rate of $1.00 = NIS 3.91, the representative exchange rate published by the Bank of Israel as of September 30, 2012.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•	each of our directors and executive officers individually;
•	all of our executive officers and directors as a group; and
•	the selling shareholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Shares Offered.”

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 18, 2012, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 46,639,668 ordinary shares outstanding as of September 30, 2012. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

As of October 31, 2012, we had one holder of record of our ordinary shares in the United States. Such holder of record currently holds less than 1% of our outstanding ordinary shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital — Articles of Association — Voting.” Neither our principal shareholders nor our directors and executive officers have different or special voting rights. Unless otherwise noted below, each shareholder’s address is Babylon Ltd., 10 Hataasiya Street, Or Yehuda 60212, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering		Number of Shares Offered Pursuant to Over-Allotment Option
	Number	Percentage		Number	Percentage
Directors and Executive Officers
Noam Lanir(1)	11,168,150	23.9%
Gil Rozen	12,500	*
Rami Entin	—	—
Dr. Efrat Tolkowsky	—	—
Alon Carmeli	—	—
Shanit Pe’er Tsfoni	200,000	*
Nadav Shemesh	219,800	*
Shlomi Zaig	35,506	*
Liat Sade-Sternberg	—	—
Joseph Arnon	22,000	*
Eedo Brosh	—	—
All executive officers and directors as a group (12 persons)	11,657,956	24.6

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After Offering		Number of Shares Offered Pursuant to Over-Allotment Option
	Number	Percentage		Number	Percentage
Principal and Selling Shareholders
Chanpak Management Ltd./ Livermore Investments Group Ltd.(2)	11,168,150	23.9
Reed Elsevier Ventures 2004 Partnership, L.P.(3)	8,539,790	18.3
Clal Insurance Enterprises Holdings Ltd.(4)	3,569,074	7.7
Phoenix Group(5)	4,885,614	10.5

*	Less than 1%.
(1)	Consists of 7,302,864 shares held by Chanpak Management Ltd., an Israeli company controlled by Noam Lanir, and 3,865,286 shares held by Livermore Investments Group Ltd., a company of which Noam Lanir is the controlling shareholder. Mr. Lanir disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Livermore Investments Group Ltd. is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands.
(2)	Consists of 7,302,864 shares held by Chanpak Management Ltd. and 3,865,286 shares held by Livermore Investments Group Ltd. See footnote (1).
(3)	Reed Elsevier Ventures Limited is the Managing General Partner of Reed Elsevier Ventures 2004 Partnership L.P., and as such may be deemed to be an indirect beneficial owner of the shares held by Reed Elsevier Ventures 2004 Partnership L.P. Reed Elsevier Overseas BV has an indirect pecuniary interest in the shares held by Reed Elsevier Ventures 2004 Partnership L.P. The members of the investment committee of Reed Elsevier Ventures Limited are Mr. Anthony James Askew (Managing Director of Reed Elsevier Ventures Limited and a former member of our board of directors) and Mr. Mark Henry Armour (a director and Chief Financial Officer of Reed Elsevier Group PLC, which is the parent company of Reed Elsevier Ventures Limited), and as such each may be deemed to share the power to vote, or to direct the vote, and dispose of, or direct the disposition of, the shares held by Reed Elsevier Ventures 2004 Partnership L.P. Each such individual disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Reed Elsevier Ventures Limited is 1-3 Strand, London, WC2N 5JR, United Kingdom.
(4)	Consists of 2,566,752 shares held by Clal Insurance Enterprises Holdings Ltd. and 1,002,322 shares held by Clal Finance Ltd., a wholly-owned subsidiary of Clal Insurance Enterprises Holdings Ltd. The address of Clal Insurance Enterprises Holdings Ltd. is 48 Derech Menachem Begin, Tel-Aviv, Israel and the address of Clal Finance Ltd. is 37 Derech Menachem Begin, Tel-Aviv, Israel. Clal Insurance Enterprises Holdings Ltd. is a publicly traded company on the TASE. According to Clal Insurance Enterprises Holdings Ltd.’s public disclosures, Clal Insurance Enterprises Holdings Ltd. is controlled by IDB Development Corporation Ltd., which is a wholly-owned subsidiary of IDB Holding Corporation Ltd., a public company.
(5)	Consists of 3,061,190 shares held by The Phoenix Holdings Ltd. and 1,824,424 shares held by Excellence Investments Ltd. which is approximately 85% held by The Phoenix Holdings Ltd. The Phoenix Group is an insurance group comprising, among others, Phoenix Holdings Ltd. and Excellence Investments Ltd. Their holdings are held through different accounts such as pension fund management accounts, mutual fund management, participant in earnings, mutual funds issuing indices products and nostro accounts. The address of the Phoenix Holdings Ltd is 53 Derech Hashalom, Givatayim, Israel and the address of Excellence Investments Ltd. is 7 Jabotinsky, Ramat-Gan, Israel. According to the Phoenix Group’s public disclosures, it is controlled by the Delek Group Ltd., which is a publicly traded company on the TASE.

On September 21, 2010, Livermore Investment Group Ltd., or Livermore, purchased 950,000 of our ordinary shares, then representing 2.2% of our outstanding share capital and our voting rights. Livermore sold all of these shares on June 30, 2011. On October 24, 2011 Livermore purchased 949,648 of our ordinary shares from Widbrook Partners Inc., then representing 2.1% of our outstanding share capital and voting rights. On November 30, 2011, Livermore purchased an additional 1,836,744 of our ordinary shares, then representing 4.0% of our outstanding share capital and voting rights, of which 936,744 shares were purchased from Indigo Atlantic (MU.) Ltd. On February 15, 2012, Livermore purchased 639,194 of our ordinary shares, then representing 1.4% of our outstanding share capital and voting rights from Alon Carmeli. On March 29, 2012, Livermore purchased 400,000 of our ordinary shares, then representing approximately 0.8% of our outstanding share capital and voting rights. As of September 30, 2012, Livermore held a total of 3,865,286 of our ordinary shares, representing 8.2% of our outstanding share capital and voting rights.

On February 13, 2011, the Phoenix Group notified us, pursuant to Israeli securities law requirements, that due to a purchase of 1,628,136 of our ordinary shares, then representing approximately 3.6% of our issued and outstanding share capital, it had become one of our principal shareholders, holding shares representing approximately 5.0% of our issued and outstanding share capital in the aggregate. Since such date, subsequent to trading in our shares as part of its investment activities, the Phoenix Group has, from time to time, notified us of changes in its holdings of our ordinary shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide three months’ notice prior to terminating the employment of our executive officers, or six months in the case of our Chief Executive Officer, other than in the case of a termination for cause. Our employment agreement with our Chief Executive Officer provides that he is entitled to receive a monthly advance on account of his annual bonus in the amount of NIS 10,000 (approximately $2,550) and in the event the annual bonus awarded to him is less than the aggregate amount advanced, he is required to repay us the difference between the aggregate amount advanced and the actual annual bonus amount, as linked to the Israeli consumer price index plus interest at an annual rate of 4%.

Chairman Services Agreement

Pursuant to an arrangement between us and an Israeli registered partnership controlled by Noam Lanir, we pay a monthly fee of NIS 45,000 (approximately $11,250), plus value added tax (VAT), in consideration for the services provided to us by Noam Lanir as our active Chairman. The arrangement commenced in December 2008 and, in accordance with Israeli law, was reapproved by our audit committee, board of directors and shareholders in December 2011. Unless terminated earlier, the arrangement is valid until December 31, 2014.

Indemnification Agreements

Our articles of association to be effective following this offering permit us to indemnify and insure our office holders to the fullest extent permitted by law, subject to limited exceptions. We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Office Holders.”

Registration Rights

We have entered into a registration rights agreement with Chanpak Management Ltd. and Livermore Investments Group Ltd., both of which are controlled by our Chairman, Noam Lanir, and with Reed Elsevier Ventures (collectively, the “Holders”) pursuant to which 19,707,940 of our ordinary shares following the closing of this offering will be entitled to certain registration rights as described below. The agreement also governs certain rights and obligations of those shareholders and us with respect to the inclusion of their shares in this offering.

Demand registration rights.  At any time following the expiration or earlier waiver of the lock-up period following this offering (see “Underwriting”), we will be required to file registration statements in respect of the ordinary shares held by the Holders if any of them so request as follows:

•	Long-Form registration. We will be required to effect up to two registrations for each of the Holders on Form F-1 or Form S-1, as applicable, at the request of any of the Holders for all or any portion of their respective shares provided that each such registration includes shares with an anticipated aggregate offering price of not less than $10 million (“Long-Form Registration”).
•	Short-Form registration. After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least 12 months after the date of this prospectus, we will be required to effect an unlimited number of registrations at the request of any of the Holders on Form F-3 or Form S-3 of all or any portion of their respective shares provided that each such registration includes shares with an anticipated aggregate offering price of not less than $10 million (“Short-Form Registration,” and together with a “Long-Form Registration,” a “Demand Registration”).

With respect to the above registrations, we will be required to give notice of a demand from any Holder to the other Holders that will be entitled to registration rights and include their shares in the registration if they so request.

In the event that the managing underwriter advises that the number of securities requested to be included in a Demand Registration for an underwritten offering exceeds the number that can be sold in the market in an orderly fashion at the price per share in such offering, the shares will be excluded in the following sequence: (1) all shares sought to be registered by us for our own account and (2) all other shares sought to be registered by the Holders, provided that the shares of the requesting Holder shall be reduced among the Holders on a pro rata basis (based upon the aggregate number of shares held by each Holder).

Frequency of Registrations.  We will not be required to effect any Demand Registration requested: (1) during the six months after the effective date of a previously effective Demand Registration subject to limited exceptions; (2) during the 60-day period before our good faith estimate of the date of an underwritten offering initiated by us or (3) during the 90-day period (or a later date in the event of an extension of an applicable lock-up period) following the date of an underwritten offering initiated by us. We will be required to keep a Demand Registration effective for the lesser of 180 days and the time required to complete the distribution of all securities in the manner contemplated in connection with the Demand Registration. In addition, we will be able to delay effecting a Demand Registration or suspend the use of a registration statement or cease to permit the use of the prospectus included in a Demand Registration’s registration statement in certain instances with approval of our board of directors for a “valid business reason” (as defined in the registration rights agreement) twice in any 12-month period on each occasion for a period not to exceed 90 days and for periods not to exceed 120 days in the aggregate during any 12-month period.

Piggyback registration rights.  Following this offering, the Holders will also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of shares proposed to be included exceeds the number which can be sold in the market in an orderly fashion, the shares will be excluded from the registration statement in the following sequence: first, all shares sought to be registered by the Holders, provided that the shares of the requesting Holders shall be reduced among the Holders on a pro rata basis (based upon the aggregate number of shares held by each Holder), and second, all shares sought to be registered by us for our own account.

Termination.  All registration rights granted to each Holder will terminate when a Holder holds less than 5% of our outstanding shares and such shares can be sold freely during a three-month period without registration under the Securities Act.

Expenses.  We will pay all expenses in carrying out the above registrations, including the reasonable fees and expenses of counsel for the Holders participating in a registration, other than underwriter discounts with respect to Holders' shares.

DESCRIPTION OF SHARE CAPITAL

Share Capital

Our authorized share capital consists of 104,216,000 ordinary shares, par value NIS 0.01 per share, of which 46,639,668 shares are issued and outstanding as of the date of this prospectus. In addition, 4,186,814 shares are held in treasury by us and are considered issued but not outstanding.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to the Israeli Securities Law, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares (which may have a dividend preference but shall not have any voting rights) and all outstanding shares must be validly issued and fully paid. All outstanding shares must be registered for trading on the TASE. All of our ordinary shares have equal rights and are fully paid.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine. Our board of directors may not make calls or assessments on our ordinary shares.

Articles of Association

All references to our articles of association in this section refer to our articles of association to be effective following this offering.

Objects and Purposes.  Our registration number with the Israeli Registrar of Companies is 51-251246-8. Our purpose as set forth in our articles of association is to engage in any legal business.

Voting.  Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Except as otherwise disclosed herein, an amendment to our articles of association to change the rights of our shareholders requires the prior approval of a simple majority of our shares represented and voting at a general meeting.

Share Ownership Restrictions.  The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded. Our board of directors may resolve to permit the issuance of uncertificated shares.

Election of directors.  Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Management — Board of Directors  — External Directors.” In addition, under our articles of association our board of directors may appoint additional directors, so long as the number of directors does not exceed the maximum number of directors permitted by our articles of association. Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, may be filled by a vote of a simple majority of the directors then in office as described under “Management — Board of Directors.” For additional information regarding the election of and voting by directors, please refer to “Management — Board of Directors.”

Dividend and Liquidation Rights.  Under Israeli law, we may declare and pay a dividend only if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. See “Dividend Policy.”

Shareholder Meetings.  We are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors or another one of our directors authorized by our board of directors presides over our general meetings. If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors or office holders as the chairperson for such meeting and if they fail to do so, then the shareholders present shall appoint one of our directors or office holders to act as chairperson and if any such person refuses to so act or is not present, then the shareholders present at such meeting shall appoint one of the shareholders to act as chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum.  The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders. At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “— Shareholder Meetings.”

Resolutions.  Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Access to Corporate Records.  Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class) or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class) the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a majority of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above under “Management — Approval of Related Party Transactions Under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449. The nominee company to the TASE in which name most of our shares are held in record is Bank Leumi Le Israel Registration Company Ltd.

Listing

Our ordinary shares are listed on the Tel Aviv Stock Exchange under the symbol “BBYL.” We have applied to have our ordinary shares listed on the Nasdaq Global Select Market under the symbol “BBYL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our ordinary shares have been traded only on the Tel Aviv Stock Exchange. In connection with this offering, we have applied to have our ordinary shares listed on Nasdaq, under the symbol “BBYL.” Sales of substantial amounts of our ordinary shares in the public market would adversely affect prevailing market prices of our ordinary shares. Upon completion of this offering, we will have       outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates. In addition, all of our ordinary shares outstanding before this offering will be freely transferable and may be resold in the United States without restriction or further registration under the Securities Act by persons other than shares held by our affiliates and those of our existing shareholders who have signed lock-up agreements. Under Rule 144 of the Securities Act, or Rule 144, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to additional restrictions described below.

Lock-up Agreements

We and our executive officers, directors, and the selling shareholders holding collectively    % of our outstanding ordinary shares, have agreed, subject to certain exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Citigroup Global Markets Inc. and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. After the expiration of the 180 day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 5,238,347 ordinary shares reserved for issuance under our share incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire. See “Management — Option Plans.”

Registration Rights

At any time following the expiration or earlier waiver of the lock-up period following this offering, the holders of up to 19,707,940 ordinary shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, following the effectiveness of such registration. See “Certain Relationships and Related Party Transactions — Registration Rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2012, the corporate tax rate is 25% of their taxable income. The corporate tax rate for the years 2011 and 2010 was 24% and 25%, respectively. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans and grants, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company;
•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
•	expenses related to a public offering are deductible in equal amounts over three years.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply. We chose to forego the benefits for which we were eligible under the Investment Law and have the benefits of the 2011 Amendment apply to us. Prior to 2011, we did not utilize any of the benefits for which we were eligible under the Investment Law.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.

If a company elects the alternative benefits track and distributes a dividend, it may be required to recapture the deferred corporate income tax applicable to the distributed dividend that is derived from the portion of the company’s facilities that has been granted Approved Enterprise status during the tax exemption period at the rate which would have been applicable without the benefits under the alternative benefits track.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficiary Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that: (i) unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions, the 25% tax rate applied to income derived by an Approved Enterprise during the benefits period will be replaced with the regular corporate income tax rate

(24% in 2011 and 25% as of 2012); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and have chosen to be subject to the tax benefits introduced by the 2011 Amendment such that our income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future or that we will be entitled to any additional benefits thereunder.

In August 2011, we received a tax ruling from the Israeli Tax Authorities, according to which, among other things, under certain conditions, we are considered as a qualified “Industrial Enterprise” under the Investment Law and that our software and advertisement revenues (subject to certain exceptions) are considered as income generated by a “Preferred Enterprise” under the Investment Law. The benefits available to us under this tax ruling are subject to the fulfillment of conditions stipulated in the ruling. If we do not meet these conditions, the ruling may be abolished which would result in adverse tax consequences to us.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from the disposition is attributed to real estate located in Israel; (ii) the capital gain arising from the disposition is attributed to royalties; (iii) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment in Israel; (iv) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (v) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Preferred Enterprise or Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt entities;
•	certain former citizens or long-term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;
•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
•	S corporations;
•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or
•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares. In addition, this description does not address the potential application of the Medicare contribution tax.

This description is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain

U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

If you are a U.S. Holder, dividends paid in NIS will be included in income in a U.S. dollar amount calculated by reference to the prevailing spot market exchange rate in effect on the day the dividends are received by you, regardless of whether the NIS are converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of NIS into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in NIS are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to the discussion below under “— Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “— Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or
•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2012. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2012 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant final form. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies & Company, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of ordinary shares set forth opposite the underwriter’s name.

Underwriter	Number of Ordinary Shares
Citigroup Global Markets Inc.
Jefferies & Company, Inc.
RBC Capital Markets, LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the ordinary shares.

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the ordinary shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more ordinary shares than the total number set forth in the table above, the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional ordinary shares at the public offering price less underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ordinary shares approximately proportionate to that underwriter’s initial purchase commitment. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

We and our executive officers, directors, and the selling shareholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Jefferies & Company, Inc., dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Citigroup Global Markets Inc. and Jefferies & Company, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

We cannot assure you that the price at which the ordinary shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our ordinary shares will develop and continue after this offering.

We have applied to have our ordinary shares listed on the Nasdaq Global Select Market under the symbol “BBYL.”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Company		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that our portion of the total expenses of this offering will be $     .

In connection with the offering, certain of the underwriters or securities dealers may distribute the prospectuses by electronic means, such as e-mail.

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering.
•	“Covered” short sales are sales of ordinary shares in an amount up to the number of ordinary shares represented by the underwriters’ over-allotment option.
•	“Naked” short sales are sales of ordinary shares in an amount in excess of the number of ordinary shares represented by the underwriters’ over-allotment option.
•	Covering transactions involve purchases of ordinary shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.
•	To close a naked short position, the underwriters must purchase ordinary shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	To close a covered short position, the underwriters must purchase ordinary shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of ordinary shares to close the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option.
•	Stabilizing transactions involve bids to purchase ordinary shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise. The underwriters will not conduct any stabilizing activities on the Tel Aviv Stock Exchange. If the underwriters commence any of these transactions, they may discontinue them at any time.

The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives of the underwriters. We expect that the primary factor to be used in determining the initial public offering price will be the trading price of our ordinary shares on the Tel Aviv Stock Exchange. Additional factors to be used in determining the initial public offering price will be our future prospects and those of our industry in general, our revenues and net income and certain of our other financial operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in.

Other Activities

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ordinary shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ordinary shares have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ordinary shares as contemplated in this prospectus. Accordingly, no purchaser of the ordinary shares, other than the underwriters, is authorized to make any further offer of the ordinary shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:
•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
•	a person associated with the company under section 708(12) of the Corporations Act; or
•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and
•	you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of that ordinary share being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The ordinary shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the ordinary shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the ordinary shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as qualified investors). Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Notice to Prospective Investors in Japan

The ordinary shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section

275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:
•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gornitzky & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goldfarb Seligman & Co., Tel Aviv, Israel, with respect to Israeli law, and by Davis Polk & Wardwell LLP, Menlo Park, California with respect to U.S. law.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this Prospectus have been so included in reliance on the reports of Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kesselman & Kesselman are located at Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Puglisi & Associates, as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;
•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Commission. Our filings with the Securities and Exchange Commission are also available to the public through the Commission’s website at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the Securities and Exchange Commission, within four months after the end of each fiscal year, or such applicable time as required by the Commission, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the Commission, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the Commission.

We maintain a corporate website at www.babylon.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

BABYLON LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Babylon Ltd.

We have audited the accompanying consolidated balance sheets of Babylon Ltd. (the “Company”) and its subsidiary as of December 31, 2010 and 2011 and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2010 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with generally accepted accounting principles in the United States of America.

Tel-Aviv, Israel September 7, 2012	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel,
P.O Box 50005 Tel-Aviv 61500 Telephone: +972-3-7954555, Fax:+972-3-7954556, www.pwc.com/il

BABYLON LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,		September 30, 2012
	2010	2011
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,787	$7,885	$12,255
Trade receivables, net	5,410	12,499	21,641
Other receivables and prepaid expenses (Note 4)	1,253	1,962	3,509
Total current assets	15,450	22,346	37,405
NON CURRENT ASSETS:
Marketable securities (Note 3)	279	258	257
Amounts funded in respect of employees rights upon retirement	662	645	732
Other long-term assets	136	165	161
Total non-current assets	1,077	1,068	1,150
PROPERTY AND EQUIPMENT, NET (Note 5)	1,399	1,798	1,771
Total assets	$17,926	$25,212	$40,326

The accompanying notes are an integral part of the consolidated financial statements.

BABYLON LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (continued)
U.S. dollars in thousands

	December 31,		September 30, 2012
	2010	2011
			Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$817	$2,409	$1,201
Employee and payroll accruals	1,127	1,400	1,753
Deferred revenues	450	382	242
Other accounts payable (Note 6)	1,784	6,017	16,447
Total current liabilities	4,178	10,208	19,643
NON CURRENT LIABILITIES-
Liability in respect of employees rights upon retirement	775	792	920
Total liabilities	4,953	11,000	20,563
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)
SHAREHOLDERS’ EQUITY (Note 10):
Ordinary shares of NIS 0.01 par value-104,216,000 shares authorized at December 31, 2010 and 2011 and September 30, 2012 (unaudited) ; 43,280,259, 46,324,668 and 46,639,668 ordinary shares issued and outstanding at December 31, 2010 and 2011 and September 30, 2012 (unaudited)	103	123	123
Additional paid-in capital	26,090	29,748	30,681
Treasury shares at December 31, 2011 and September 30, 2012 (unaudited) 4,186,814 ordinary shares	—	(11)	(11)
Accumulated other comprehensive income	810	818	827
Accumulated deficit	(14,030)	(16,466)	(11,857)
Total shareholders’ equity	12,973	14,212	19,763
Total liabilities and shareholders’ equity	$17,926	$25,212	$40,326

The accompanying notes are an integral part of the consolidated financial statements.

BABYLON LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Revenues:
Advertising revenues	$7,171	$16,857	$47,478	$28,805	$114,582
Software revenues	15,426	14,878	14,917	11,178	6,810
Total revenues	22,597	31,735	62,395	39,983	121,392
Costs and expenses:
Cost of revenues	2,426	2,353	2,414	1,716	1,895
Research and development	2,497	3,927	5,188	3,485	4,956
Sales and marketing	12,187	17,218	41,730	28,835	91,796
General and administrative	1,869	2,524	3,584	1,939	2,052
Total operating expenses	18,979	26,022	52,916	35,975	100,699
Operating income:	3,618	5,713	9,479	4,008	20,693
Financial income (expenses), net (Note 11)	(196)	479	136	(377)	(302)
Income before income taxes	3,422	6,192	9,615	3,631	20,391
Tax benefit (Income taxes) (Note 9)	1,577	(1,082)	(1,799)	(971)	(3,273)
Net income	4,999	5,110	7,816	2,660	17,118
Net earnings per share (Note 11):
Basic	$0.12	$0.12	$0.17	$0.06	$0.37
Diluted	$0.12	$0.12	$0.17	$0.06	$0.34
Weighted average number of ordinary shares used in computing earnings per share:
Basic	41,599	43,067	45,676	45,489	46,552
Diluted	42,421	44,196	46,355	46,068	50,260
Other comprehensive income (loss):
Foreign currency translation adjustments	370	(385)	10	10	(1)
Unrealized gain (loss) on marketable securities, net of tax	93	(19)	(2)	(2)	10
Total other comprehensive income (loss)	463	(404)	8	8	9
Comprehensive income	$5,462	$4,706	$7,824	$2,668	$17,127

The accompanying notes are an integral part of the consolidated financial statements.

BABYLON LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Shareholders’ equity
Balance as of January 1, 2009	$97	$24,058	$—	$751	$(11,396)	$13,510
Changes during 2009:
Exercise of options into ordinary shares	2	158	—	—	—	160
Stock-based compensation	—	610	—	—	—	610
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	370	—	370
Unrealized gain on marketable securities, net of tax	—	—	—	93	—	93
Net income	—	—	—	—	4,999	4,999
Balance as of December 31, 2009	99	24,826	—	1,214	(6,397)	19,742
Changes during 2010:
Exercise of options into ordinary shares	4	770	—	—	—	774
Dividend	—	—	—	—	(12,743)	(12,743)
Stock-based compensation	—	494	—	—	—	494
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(385)	—	(385)
Unrealized loss on marketable securities, net of tax	—	—	—	(19)	—	(19)
Net income	—	—	—	—	5,110	5,110
Balance as of December 31, 2010	103	26,090	—	810	(14,030)	12,973
Changes during 2011:
Exercise of options into ordinary shares	8	2,102	—	—	—	2,110
Dividend	—	—	—	—	(10,252)	(10,252)
Stock-based compensation	—	796	—	—	—	796
Repurchase of series 2 warrants	—	—	(11)	—	—	(11)
Exercise of series 2 warrants	12	760	—	—	—	772
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	10	—	10
Unrealized loss on marketable securities, net of tax	—	—	—	(2)	—	(2)
Net income	—	—	—	—	7,816	7,816
Balance as of December 31, 2011	$123	$29,748	$(11)	$818	$(16,466)	$14,212

The accompanying notes are an integral part of the consolidated financial statements.

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Shareholders’ equity
Balance as of December 31, 2011	$123	$29,748	$(11)	$818	$(16,466)	$14,212
Changes during the nine months ended September 30, 2012 (unaudited):
Exercise of options into ordinary shares	*)	200	—	—	—	200
Dividend	—	—	—	—	(12,509)	(12,509)
Stock-based compensation	—	733	—	—	—	733
Other comprehensive income(loss):
Foreign currency translation adjustments	—	—	—	(1)	—	(1)
Unrealized gain on marketable securities, net of tax	—	—	—	10	—	10
Net income	—	—	—	—	17,118	17,118
Balance as of September 30, 2012 (unaudited)	$123	$30,681	$(11)	$827	$(11,857)	$19,763

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

BABYLON LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Cash flows from operating activities:
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	468	586	765	564	631
Share-based compensation	610	494	796	573	733
Liability in respect of employee rights upon retirement	101	50	17	81	128
Change in accrued interest on marketable securities	(10)	1	19	11	14
Realized gain on marketable securities	(73)	—	—	—	—
Deferred taxes, net	(1,590)	1,008	360	383	88
Changes in operating assets and liabilities:
Increase in trade receivables, net	(2,143)	(609)	(7,069)	(4,675)	(9,140)
Increase in other accounts receivable	(204)	(7)	(1,088)	(242)	(1,645)
Increase (decrease) in trade payable	687	(762)	1,529	(446)	(1,285)
Increase (decrease) in deferred revenues	(661)	175	(68)	(39)	(140)
Increase in other accounts payable	159	782	4,511	3,293	10,956
Net cash provided by operating activities	2,343	6,828	7,588	2,163	17,458
Cash flows from investing activities:
Purchase of property and equipment	(488)	(978)	(1,096)	(788)	(527)
Investment in marketable securities	(494)	—	—	—	—
Proceeds from sale of marketable securities	1,632	887	—	—	—
Funds in respect of employee right upon retirement	(202)	(17)	17	(39)	(87)
Other, net	(26)	—	(11)	(6)	14
Net cash provided by (used in) investing activities	422	(108)	(1,090)	(833)	(600)

The accompanying notes are an integral part of the consolidated financial statements.

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options	160	774	2,110	2,009	200
Repurchase of warrants	—	—	(11)	(11)	—
Dividends paid	—	(12,289)	(10,258)	(332)	(12,687)
Exercise of series 2 warrants	—	—	772	772	—
Net cash provided by (used in) financing activities	160	(11,515)	(7,387)	2,438	(12,487)
Increase (decrease) in cash and cash equivalents	2,925	(4,795)	(889)	3,768	4,371
Translation differences on balances of cash and cash equivalents	276	(276)	(13)	—	(1)
Cash and cash equivalents at the beginning of the period	10,657	13,858	8,787	8,787	7,885
Cash and cash equivalents at the end of the period	$13,858	$8,787	$7,885	$12,555	$12,255
Supplemental disclosure of cash flow information:
Income taxes paid	$(19)	$(32)	$(59)	$(37)	$(2,970)

The accompanying notes are an integral part of the consolidated financial statements.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

Babylon Ltd. (the “Company”) is a leading provider of translation software and Internet search services. The Company provides software and services through an integrated, Internet-based platform, enabling users to access a portfolio of over 1,600 glossaries and over 25 million translation terms across 77 languages. The Company offers translation software for Windows operating systems to individual users on a free-to-download basis and offers translation software to businesses and institutions on a paid basis. Users are offered the option to have Babylon as their primary search provider, and the Company directs users’ search queries, along with additional parameters, to a search provider that generates natural or “algorithmic” search results and sponsored links. When the Company’s users click on a sponsored link, the search provider receives a payment from the sponsor of that link, and the search provider pays the Company a portion of that amount. The Company pays the search providers a fee for the search results.

In February 2007, the Company completed an initial public offering in Israel and listed its ordinary shares on the Tel-Aviv Stock Exchange (“TASE”).

The Company has a wholly-owned subsidiary in Germany named Babylon GMBH which has been inactive since July 2010.

During 2011 and during the nine months ended September 30, 2012 (unaudited), most of the Company’s advertising revenues were derived from a cooperation agreement with Google Inc. Termination of such agreement could have a material effect on the Company’s advertising revenues. During 2011, the agreement with Google Inc. was extended until November 30, 2013. See also note 11.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition, allowance for doubtful accounts, valuation and assumptions underlying stock-based compensation and income taxes.

b.	Amounts in the footnotes in the financial statements:

All U.S. dollar amounts in the footnotes of the consolidated financial statements are in thousands except per share data.

c.	Functional currency and foreign currency transactions:

Gains and losses on foreign currency transactions and exchange gains and losses denominated in non-functional currencies are reflected in finance income (expense), net, in the consolidated statements of comprehensive income when they arise.

Up to and including June 30, 2010, the New Israeli Shekel served as the Company’s functional currency, since it was the currency reflecting the primary economic environment in which the Company operated. Due mainly to the significant increase of U.S. dollar denominated revenues and expenses during 2010, the Company’s management reached the conclusion that starting on July 1, 2010 the U.S. dollar was the Company’s functional currency.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

As of such date, Company’s management believes that the U.S. dollar is the primary currency of the primary economic environment in which the Company operates in accordance with ASC 830 “Foreign Currency Matters”.

For the periods up to June 30, 2010, during which time the functional currency of the Company was the New Israeli Shekel, assets and liabilities were translated at year-end exchange rates and its statements of comprehensive income items have been translated at average exchange rates in effect during each period. Translation adjustments were recorded in other comprehensive income. Translation adjustments as of the date of the functional currency change were $793 and will continue to remain in accumulated other comprehensive income.

The financial statements of the Company’s subsidiary whose functional currency has been determined to be its local currency have been translated into U.S. dollars. Assets and liabilities of this subsidiary are translated at year-end exchange rates and its statements of comprehensive income items are translated using the actual exchange rates at the dates on which those items are recognized. Translation adjustments are recorded in other comprehensive income.

d.	Unaudited Interim financial information:

The consolidated balance sheet as of September 30, 2012 and the consolidated statements of comprehensive income and cash flows for the nine months ended September 30, 2011 and 2012, and the statement of changes in shareholders’ equity for the nine months ended September 30, 2012 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

e.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

f.	Cash equivalents:

Cash equivalents are short-term bank deposits that are readily convertible into cash with original maturities of three months or less at acquisition.

g.	Accounts Receivable:

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the specific customer’s ability to pay its obligation to the Company and the condition of the general economy and the customer’s industry.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company writes off accounts receivable when they become uncollectible.

The following table summarizes the changes in the allowance for doubtful accounts:

Balance, January 1, 2009	$312
Additions charged to expenses	43
Balance, December 31,2009	355
Additions	251
Balance, December 31, 2010	606
Additions charged to expenses	1,054
Deductions from reserves, net	(350)
Balance, December 31, 2011	1,310
Additions charged to expenses (unaudited)	167
Deductions from reserves, net (unaudited)	(1,060)
Balance, September 30, 2012 (unaudited)	$417
h.	Marketable securities:

Marketable securities consist of Israeli Government debt securities classified as available-for-sale and recorded at fair value. The fair value of quoted debt securities is based on current market value. Changes in fair value, net of taxes, are reflected in other comprehensive income. Gains or losses from the realization of debt securities are recorded as part of financial income (expenses), net, in the consolidated statements of comprehensive income.

Factors considered in determining whether a loss is temporary include the extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on its credit rating and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. If an other-than-temporary impairment exists for debt securities, the Company separates the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and management’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment, software and websites	33
Office furniture and equipment	7 - 15 (mainly 15)

Leasehold improvements are amortized utilizing the straight-line method over the term of the lease (including option terms) or the estimated useful life of the improvements, whichever is shorter.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

k.	Revenue recognition:

The Company generates revenues from search related advertising, receiving a portion of the advertising revenues from companies providing search capabilities (advertising revenue), and from sales of software licenses (software revenues).

Advertising revenues

The Company generates advertising revenue from users’ clicks on sponsored links, or text-based advertisements, served by the Company’s search providers and hosted by search platform. The Company direct users’ search queries to search providers that generate search results. The Company also receives from search providers sponsored links that accompany the search results. When the users click on a sponsored link, the search provider receives a payment from the sponsor of that link and shares a portion of that payment with the Company. Revenues are recognized when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collectability is reasonably assured. The Company recognizes paid listing revenues from the search providers when it delivers the user’s click or a requisite number of impressions.

Software revenues

The Company derives the majority of software revenues from the sale of translation software and from the sale of premium dictionaries, encyclopedias and language learning software. The majority of software revenues consist of sales of products to business and institutions.

Revenues from software sales are recognized when all criteria outlined in ASC 985-605, “Software —  Revenue Recognition” are met. Revenues from software license products are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

For multiple element arrangements within the scope of software revenue recognition guidance, revenues are allocated to the different elements in the arrangement under the “residual method” based on Vendor Specific Objective Evidence (“VSOE”) of fair value for all undelivered elements (mainly maintenance). Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software licenses) when the basic criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance are recognized ratably over the contractual period or as services are performed.

l.	Advertising expenses:

Advertising expenses consist of payments made to partners and affiliates who direct traffic to the Company’s websites, primarily through payments made to third party distributors of the Company’s software and, to a lesser extent, through contextual advertisements on search engine results pages, banner

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U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

ads, blogs, rich media advertisements, social networks advertising, advertising networks and e-mail marketing. Payments to third party distributors are made in consideration of an actual download by a user of the Company’s free software. These payments are expensed in the period incurred as a component of the sales and marketing expenses in the accompanying consolidated statement of comprehensive income.

Advertising expenses were $5,781, $11,400, $36,144 for the years ended December 31, 2009, 2010 and 2011 and $24,869, $87,443 for the nine months periods ended September 30, 2011 and 2012 (unaudited), respectively.

m.	Research and development costs:

Research and development costs are charged to the statement of comprehensive income as incurred.

n.	Website development costs:

The Company follows the guidance of ASC 350-50, “Website-Development Costs”. Costs related to website development are primarily related to the Company’s websites. The Company capitalizes its costs to develop its websites when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the websites will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

The Company capitalized $400 and $476 in website-development costs during the years ended December 31, 2010 and 2011, respectively, which are included in property and equipment, net on the consolidated balance sheets. Amortization expense totaled $231, $205, $335 for the years ended December 31, 2009, 2010 and 2011, respectively.

o.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, “Income Taxes”. This Statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that the assets will not be realized.

The Company accounts for its uncertain tax positions in accordance with ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company does not have any material liabilities in any reported periods regarding uncertain tax positions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

p.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and marketable securities. The majority of the Company’s cash and cash equivalents are invested mainly in U.S. dollar instruments with major banks in the United States, Israel and Germany. Management believes that the financial institutions that hold the Company’s investments are institutions with high credit standings, and accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in Israeli governmental debentures. It is the Company’s policy to review its marketable equity securities classified as investments on a regular basis to evaluate if any security has experienced other than temporary decline in fair value.

The Company’s trade receivables are derived from sales to customers located primarily in the United States and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company maintains an allowance for doubtful accounts receivable based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

q.	Severance pay:

The Company’s agreements with employees joining the Company at and after August 2008 are in accordance with section 14 of the Israeli Severance Pay Law, 1963, pursuant to which the Company’s contributions for severance pay liability relieve it from any future liability towards these employees. Upon contribution of the full amount of the employee’s monthly salary, and release of the policy to the employee, no additional calculations are required to be conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the Company.

The Company’s severance pay liability for employees joining the Company prior to August 2008 is calculated pursuant to the Israeli Severance Pay Law based on the most recent monthly salary of the employee multiplied by the number of years of employment as of the consolidated balance sheet date. The liability is partially satisfied by monthly deposits with insurance policies and by an accrual. The amounts funded in respect of employees rights upon retirement and the liability in respect of employees rights upon retirement, presented in the consolidated balance sheets of the Company relate to severance liability and deposits to employees who joined the Company prior to August 2008, who are not subject to section 14.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies.

Severance pay expense for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 283, $ 333 and $ 444.

The Company expects to contribute approximately $ 425 in the year ending December 31, 2012, in connection with its severance liabilities.

r.	Earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares, net of treasury shares outstanding during each year. Diluted net earnings per share are computed based on the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings per Share”.

s.	Stock-based compensation:

The Company accounts for stock-based compensation under ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest (net of estimated forfeitures) is recognized as an expense over the requisite service periods in the Company’s consolidated statements of comprehensive income, based on the accelerated attribution method. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of standard share option granted using the Binomial option-pricing model. The option-pricing model requires a number of assumptions, the most significant of which; stock price, volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s historical experience regarding early exercise rates and upon early termination. The risk-free interest rate is based on the appropriate yield rates of index non-linked Bank of Israel treasury bonds with an equivalent term.

t.	Fair value of financial instruments:

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other receivables, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements (refer to note 7).

In accordance with ASC 820, the Company measures its marketable securities at fair value. Marketable securities are classified within Level 1 and are thus valued using quoted market prices.

u.	Treasury shares:

Company’s shares held by the Company are recognized at cost and deducted from shareholders’ equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in shareholders’ equity.

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company’s other

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

comprehensive income relates to unrealized gains and losses on available for sale securities and from foreign currency translation adjustments.

w.	Segment information:

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company reports as a single reporting segment.

x.	Contingent liabilities:

Certain conditions may exist as of the date the financial statements are issued, that may result in a loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and estimated legal fees, if any. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. The Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss has been incurred and the amount of the liability can be estimated, then the Company would record an accrued expense in the Company’s consolidated financial statements. The estimated liability if the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable, is disclosed. Costs relating to litigation, claims and other contingent matters are charged to income as incurred.

Loss contingencies considered to be remote by management are generally not disclosed unless material or they involve guarantees, in which case the guarantee would be disclosed.

y.	Impact of newly issued accounting pronouncements:
1)	In June 2011, the FASB issued ASU 2011-05 Presentation of Comprehensive Income, codified in ASC 220 “Comprehensive Income”. The guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In December 2011, the FASB issued ASU 2011-12, deferring the effective date for amendments outlined in ASU 2011-05. The Company has adopted this guidance for all periods presented in these financial statements.

2)	In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 “Fair Value Measurement”. The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

measurements, and will become effective for the Company beginning January 1, 2012. The adoption of this new guidance will not have a material impact on the financial statements.

NOTE 3:- MARKETABLE SECURITIES

The Company’s marketable securities are classified as available-for-sale securities and are carried at fair value. The following tables summarize amortized costs, gross unrealized holding gains and losses and market value of marketable securities as follows:

	December 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale financial assets:	$298	$—	$19	$279

	December 31, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale financial assets:	$260	$—	$2	$258

	September 30, 2012(Unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale financial assets:	$247	$10	$—	$257

NOTE 4:- OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2011
Government authorities	$600	$664
Prepaid expenses	95	1,119
Other	558	179
	$1,253	$1,962

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011
Cost:
Computers and peripheral equipment	$2,165	$2,339
Software	1,130	1,467
Websites development costs	878	1,354
Office furniture and equipment	144	194
Leasehold improvements	325	417
	4,642	5,771
Accumulated depreciation and amortization:	3,243	3,973
Property and equipment, net	$1,399	$1,798

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 468, $ 586 and $ 765 respectively.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 6:- OTHER ACCOUNTS PAYABLE

	December 31,
	2010	2011
Government authorities	$387	$1,355
Accrued expenses	1,269	4,486
Dividend payable	128	176
	$1,784	$6,017

NOTE 7:- FAIR VALUE MEASUREMENTS

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement for all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements.

In April 2009, the FASB issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable to the Company, this guidance became effective for annual periods starting April 1, 2009, and did not have a significant effect on the Company’s consolidated financial statements.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

In accordance with ASC 820, the Company measures its marketable securities at fair value. Marketable securities are classified within Level 1 and are thus valued using quoted market prices.

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The facilities of the Company are leased under operating lease agreements that expire in 2017. The Company leases its motor vehicles under cancelable operating lease agreements.

1.	In September 2009, The Company has entered into operating lease agreements for its offices in Israel for a period of 5 years with an extension option for additional 5 periods of one year each. In June 2012, the Company signed an amendment to this lease agreement pursuant to which the lease agreement has been extended until 2017. The monthly rent obligation is approximately $30.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2011, for the years ended December 31, were as follows: (including the June 2012, extension)

2012	$310
2013	364
2014	370
2015	382
2016	382
2017	192
$2,000

Total rent expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 273, $ 216 and $ 243, respectively.

2.	The Company leases vehicles under cancelable operating lease agreements. The Company has an option to be released from this agreement, which may result in penalties in a maximum amount of $ 32 as of December 31, 2011.

Total vehicles lease expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 382, $ 395 and $ 349, respectively.

b.	Credit line:

On March 11, 2012, the Company signed an agreement to obtain a line of credit from a bank for a total amount of up to $ 10,000 to be used for its current operations. Borrowings under the line of credit bear annual interest at a rate of Libor + 2.25% and are available through December 31, 2012. Pursuant to the agreement, the Company undertook not to pledge its assets during the period of the agreement, excluding the Company’s treasury shares. The agreement includes standard terms pursuant to which the bank can demand immediate repayment, including in cases of a change in structure, change of control, a decision of voluntary liquidation, an application for bankruptcy and an application for receivership. As of September 30, 2012 (unaudited) the Company had no outstanding borrowings under the line of credit.

c.	Legal proceedings:

The Company is involved in various legal proceedings arising in the normal course of its business. As of December 31, 2011 and September 30, 2012 (unaudited) there were no pending litigations, which had a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 9:- INCOME TAXES

a.	Israeli Taxation:
1.	Corporate tax rates in Israel:

The regular corporate tax rate in Israel in 2009, 2010 and 2011 was 26%, 25% and 24%, respectively. On December 5, 2011, the Israeli Parliament (the “Knesset”) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (the “Tax Burden Law”) which, among things, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. Following the amendment, corporate tax rates and capital gains rates are as follows: 2011 — 24%, 2012 — and thereafter — 25%. The relevant

BABYLON LTD. AND ITS SUBSIDIARY

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U.S. dollars in thousands

NOTE 9:- INCOME TAXES  – (continued)

sections of the Tax Burden Law were entered into force on January 1, 2012. The effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably lower.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

In previous years, the Company was granted “Approved Enterprise” status and believes that it met the requirements for “Beneficiary Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at a regular rate.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. As of September 30, 2012 (unaudited) the Company did not utilize any benefits under the “Approved Enterprise” or “Benefited” Enterprise and further to waiving these programs for the Preferred Enterprise status (see below) will also not utilize any benefit under these programs in the future.

The Knesset (Israeli Parliament) enacted a reform to the Law, effective January 2011. As a result of the reform a flat reduced tax rate will apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies that benefit from an Approved or Beneficiary Enterprise status and met the criteria for qualification as a Preferred Enterprise could elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Beneficiary Enterprise status.

Commencing 2011, the Company elected to apply the new Preferred Enterprise benefits while waiving benefits provided under the legislation prior to the 2011 amendment. Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. The tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015 for enterprises located in areas other than Area A as prescribed under the 2011 amendment to the Law.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company.

3.	The Law for the Encouragement of Industry (Taxation), 1969

The Company has been granted status of an “Industrial Company”, under this Law. As a result of this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law.

b.	Income taxes on non-Israeli subsidiary:

The Company’s subsidiary is incorporated and taxed in Germany. The statutory tax rate in Germany is 35.5%. The subsidiary served as a distributer of the Company’s products, mainly in Europe based on agreed transfer prices until it became inactive in 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:- INCOME TAXES  – (continued)

c.	Tax loss carryforwards:

As of December 31, 2011, the Subsidiary had carryforward tax losses in the amount of $ 2,515.

A valuation allowance has been fully recorded against the deferred tax assets arising from such carryforward tax losses.

d.	Tax assessments:

Tax assessments of the Company are deemed final through 2007.

Tax assessments of the German Subsidiary are deemed final through 2006.

e.	Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recorded for tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011
Net operating loss carryforward	$1,044	$893
Employee benefits and doubtful accounts	459	248
Gross deferred tax assets	1,503	1,141
Valuation allowances	(895)	(893)
Net Deferred tax assets	$608	$248
Domestic:
Current deferred tax asset	$558	$179
Non-current deferred tax asset	50	69
	$608	$248

The following table summarizes the changes in the valuation allowance for deferred tax assets:

Balance, January 1, 2009	$3,459
Addition charged to expenses	175
Reversal of valuation allowance	(2,749)
Balance, December 31,2009	885
Addition charged to expenses	10
Balance, December 31, 2010	895
Deductions	(2)
Balance, December 31, 2011	893
Addition charged to expenses (unaudited)	6
Balance, September 30, 2012 (unaudited)	$899

During 2009, given the Company’s expected profitability and the fact that the Company had been cumulatively profitable for three years, management concluded that it is more likely than not that the Company will be able to utilize its net operating losses in the coming years. As a result, on December 31, 2009, the Company reversed the entire amount of the valuation allowance relating to the Israeli deferred tax assets. The reversal of $2,749 was recorded as a tax benefit in the Company’s 2009 consolidated statement of comprehensive income. The remaining valuation allowance relates to deferred

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:- INCOME TAXES  – (continued)

tax assets on net operating losses in the German Subsidiary Management estimates that it is not more likely than not that these losses will be utilized.

Current deferred tax asset is included within other receivables and prepaid expenses in the balance sheets. Long term deferred tax asset is included within other long term assets in the balance sheets.

f.	Taxes on income are comprised as follows:

	Year ended December 31,
	2009	2010	2011
Current	—	—	$1,461
Deferred	$(1,577)	$1,082	338
	$(1,577)	$1,082	$1,799
g.	A reconciliation of the theoretical tax expense based on the statutory tax rate in Israel, to the Company’s actual tax expense is as follows:

	Year ended December 31,
	2009	2010	2011
Income before income taxes as reported in the statements of comprehensive income	3,422	6,192	9,615
Statutory tax rate in Israel	26%	25%	24%
Theoretical income tax expense	890	1,548	2,308
Increase (decrease) in taxes resulting from:
Effect of “Preferred Enterprise” status	—	-—	(911)
Reversal of valuation allowance	(2,749)	—	—
Non-deductible expenses	205	143	233
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	108	(330)	121
Update of deferred tax balances due to changes in tax rates	—	—	226
Other	(31)	(279)	(178)
Taxes on income (benefit)	(1,577)	1,082	1,799
h.	Income taxes for the nine months period ended September 30, 2012 (unaudited):

During the nine months period ended September 30, 2012 (unaudited) there have not been material changes in the Company’s effective tax rate.

NOTE 10:- SHAREHOLDERS’ EQUITY:

a.	Ordinary shares:

The ordinary shares of the Company are currently traded on the Tel-Aviv Stock Exchange and entitle their holders to voting rights at the general meeting, right to dividends, rights upon liquidation of the Company and right to nominate directors to the Company’s board of directors.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY:  – (continued)

b.	Series 2 Warrants:

On February 9, 2011, the Company’s board of directors approved a repurchase plan for its series 2 warrants that were issued in connection with the Company’s 2007 initial public offering on the TASE. Pursuant to that plan, the Company would repurchase all or part of the series 2 warrants only in the event that the share price was lower than the exercise price of the options (and at a price that would not exceed NIS 0.01 per option). The purpose of the plan was to exercise the series 2 warrants for Company shares and thereafter to sell the resulting shares in order to raise capital as the Company saw fit, based on the decision of the Company’s board of directors. During the first quarter of 2011, the Company purchased 4,186,814 series 2 warrants at a price of NIS 0.01 per warrant for an approximately amount of $ 11. On February 17, 2011, the Company exercised 4,186,814 series 2 warrants at a price of NIS 6.22 per warrant for 4,186,814 ordinary shares held as treasury shares. On February 17, 2011, 4,661,934 series 2 warrants were exercised for 4,661,934 ordinary shares at an exercise price of NIS 6.22, out of which 4,186,814 series 2 warrants were exercised by the Company and the resulting ordinary shares held as treasury shares. The remaining 1,088,066 series 2 warrants expired.

c.	Dividends:

When paid, dividends are distributed in NIS, in accordance with the exchange rate at the date of distribution.

On January 7, 2010, the Company’s board of directors approved a dividend distribution in a total amount of $8,049 from the profits eligible for distribution. On January 31, 2010, the dividend was paid to the Company’s shareholders.

On November 9, 2010, the Company’s board of directors approved a dividend distribution in a total amount of $ 4,694 from the profits eligible for distribution. On December 6, 2010 to the Company’s shareholders the dividend paid.

In January 2011, the Company adopted a dividend policy to distribute at least 50% of the net income to the Company’s shareholders based on the latest financial reports at the time of the decision to distribute the dividend.

On November 8, 2011, the Company’s board of directors declared a cash dividend of $10,252. On December 6, 2011, an amount of $4,982 was distributed to the shareholders of the Company. The remaining amount of $5,270 required Israeli court approval prior to distribution. In December 2011, the court approved the Company’s application and the remaining amount was paid.

On July 31, 2012 (unaudited), the Company’s Board of Directors approved a dividend distribution in the total amount of $ 12,509 from the profits eligible for distribution. On August 23, 2012, the dividend was paid out to the Company’s shareholders.

On November 5, 2012, the Company's board of directors resolved to cancel the dividend policy pending the consummation of an initial public offering in the Unites States.

d.	Share option plans:

2003 Option Plan

In 2003, the Company adopted a share option plan (the “2003 Option Plan”). Under the 2003 Option Plan, employees, service providers, directors and officers may be granted options to acquire ordinary shares. As of December 31, 2011 and September 30, 2012 (unaudited), 288,347 options were still available for future grant under the 2003 Option Plan.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY:  – (continued)

The share options granted under the 2003 Option plan generally include the following material terms: (i) each option entitles the grantee to purchase one of the Company’s ordinary shares and (ii) the exercise price of each stock option was equal to the closing price of the Company’s ordinary share on the TASE trading day immediately prior to board approval of the grant of such options. The share options granted under the 2003 Option plan generally vest during a three-year period following the grant date with either one third of the options vesting on each anniversary of the grant date or two thirds of the options vesting on the second anniversary of the grant date and the remaining one third on the third anniversary of the grant date. Share options granted prior to 2011 are generally exercisable for a period of 90 days following the vesting thereof, while share options granted after January 1, 2011 are generally exercisable for a period of five years from their date of grant.

Share options granted to Israeli employees under the 2003 plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all options and shares under the 2003 plan are granted or issued to a trustee and are to be held by a trustee for at least two years from the date of grant of the options. Under the capital gains alternative, the Company is not allowed an Israeli tax deduction for the grant of the options or issuance of the shares thereunder.

In September 2009, the Company amended its 2003 Option plan whereby if the Company distributes a cash dividend, the exercise price for options granted after January 1, 2008 that were not exercised as of the record date for such dividend will be reduced by an amount equal to the gross amount per share of the distributed dividend. The exercise price may not be reduced to less than the nominal value of a share. This amendment was accounted for as a modification, requiring a calculation of the incremental fair value of the new award over the fair value of the original award immediately before its terms are modified.

Upon amendment of the Option plan in 2009, the Company began paying dividends to its shareholders on a recurring basis. Further, in January 2011, the Company’s board of directors adopted a dividend distribution policy by which every year, the Company will distribute, as a dividend to its shareholders, of at least 50% of its net profit from the Company’s operating activities according to the Company’s latest financial statements at the time of the declaration of the dividend.

The Company accounts for stock-based compensation of its options granted with dividend protection under ASC 718-10-55-44 whereby, the effect of the adjustment of the exercise price is to remove the effect of dividends as a factor that reduces the value of a stock option on a dividend-paying stock. The Company has therefore assumed a dividend payment of zero when applying its option-pricing model to estimate the value of these options.

The additional compensation cost stemming from the above mentioned modification was $169.

2012 Incentive Plan

On February 28, 2012, the Company’s board of directors adopted a new equity incentive plan (the “2012 Incentive Plan”) to replace the 2003 plan. Under the 2012 Incentive Plan, there are 500,000 shares reserved for grants. As of September 30, 2012 (unaudited), an aggregate of up to 400,000 shares are available for grant in the form of options, restricted stock and restricted stock units (RSUs) to the Company and the Company’s affiliates’ employees, service providers, directors and officers. As of September 30, 2012 (unaudited), 100,000 RSUs had been granted under the 2012 Plan.

Holders of restricted stock are entitled to receive, either currently or at a future date, all dividends and other distributions paid with respect to those shares. With respect to RSUs granted, the Company’s Audit Committee and Board of Directors determined that holders are not entitled to dividends. Therefore, the RSUs granted as of September 30, 2012 (unaudited) are not considered participating under the

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY:  – (continued)

two — class method in computing basic earnings per share. With respect to options granted under the 2012 Incentive Plan, in the event the Company distributes a cash dividend, subject to obtaining a ruling from the Israeli tax authorities, the exercise price for options that are not exercised as of the record date for such dividend shall be reduced by an amount equal to the amount per share of the distributed dividend.

The 2012 Incentive Plan provides that (i) each option entitles the grantee to purchase one of the Company’s ordinary shares, and each restricted stock or RSU represents one of the Company’s Ordinary shares, and (ii) unless determined otherwise by the board of directors, the exercise price of each stock option and the value of each restricted stock and RSU shall not be less than the fair market value of the Company’s shares, as defined in the 2012 Incentive Plan.

Options granted and not exercised under the 2012 Incentive Plan expire ten years from the date of their grant, unless an award agreement otherwise provides or unless the grantee has ceased to be employed by the Company, or has ceased providing services to the Company. In the event of a grantee’s termination of employment with or provision of services to the Company, options which have vested prior to the end of such grantee’s employment or services agreement may generally be exercised within 90 days from the end of such grantee’s employment or services agreement, unless otherwise resolved by our board of directors.

The following assumptions were used to estimate the fair value of the share option granted during the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited):

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Risk free interest (%)	4.17	3.35	4.61	4.61	—
Dividend yield	0%	0%	0%	0%	—
Volatility (%)	51.3	45.5	43.3	43.3	—
Expected term (in years)	3.23	3.25	3.23	3.23	—
Weighted average of adjusted fair value of Ordinary shares at grant date	NIS 2.91	NIS 4.94	NIS 5.19	NIS 5.19	NIS —

Expected volatility was calculated based upon actual historical stock price movements. The expected option term was calculated based on the Company’s historical experience regarding early exercise rates and upon early termination. The expected option term represents the period that the Company’s share option are expected to be outstanding. The risk-free interest rate is based on the appropriate yield rates of index non-linked Bank of Israel treasury bonds with an equivalent term. Dividend yield is assumed zero, since the Company adjusts the exercise price of the options upon distribution of cash dividends.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY:  – (continued)

The following table sets forth the total stock-based compensation expense resulting from share option included in the consolidated statements of income.

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Cost of revenues	$5	$4	$1	$—	$7
Research and development	168	149	250	169	306
Sales and marketing	139	27	106	76	104
General and administrative	298	314	439	328	316
Total stock-based compensation expense	$610	$494	$796	$573	$733

A summary of employee option activity under the Company’s equity incentive plans as of January 1, 2011 and changes during the year ended December 31, 2011 and as of January 1, 2012 and changes during the period ended September 30, 2012 (unaudited) are as follows:

	Number of options	Weighted average adjusted exercise price(1)	Weighted average remaining contractual term (years)	Aggregate intrinsic value(1)
Outstanding at January 1, 2011	3,971,872	NIS 2.62
Granted at fair value	3,640,000	NIS 5.20
Exercised	(2,569,289)	NIS 2.25
Forfeited and cancelled	(277,583)	NIS 4.09
Outstanding at December 31, 2011	4,765,000	NIS 4.86	2.18	$5,287
Exercisable at December 31, 2011	65,000	NIS 1.72	0.16	$125

	Number of options	Weighted average adjusted exercise price(2)	Weighted average remaining contractual term (years)	Aggregate intrinsic value(2)
Outstanding at September 30, 2012 (unaudited)	4,450,000	NIS 3.96	1.57	$33,158
Exercisable at September 30, 2012 (unaudited)	63,333	NIS 4.07	1.51	$1,707

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2011 and September 30, 2012 (unaudited), based on the adjusted closing price of the shares on TASE. These amounts change, based on the fair value of the Company’s ordinary shares.

As of December 31, 2011 and as of September 30, 2012 (unaudited), there was approximately $ 1,147 and $ 508 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Company’s 2003 Option Plan, respectively. The unrecognized compensation expense as of September 30, 2012 (unaudited) is expected to be recognized over a weighted-average period of 1.49 years.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- SHAREHOLDERS’ EQUITY:  – (continued)

The options outstanding under the Company’s equity incentive plan as of December 31, 2011 and as of September 30, 2012 (unaudited), respectively, have been separated into exercise prices as follows:

Adjusted Exercise Price(1)	Options outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise Price(1)	Options exercisable As of December 31, 2011	Weighted average exercise price of exercisable Options(1)
NIS			NIS		NIS
1.72	65,000	0.16	1.72	65,000	1.72
2.35	230,000	0.16	2.35	—
3.88	525,000	1.18	3.88	—
4.51	70,000	1.66	4.51	—
5.13	2,650,000	2.53	5.13	—
5.14	450,000	2.44	5.14	—
5.24	295,000	1.43	5.24	—
5.61	480,000	2.92	5.61	—
	4,765,000	2.18	4.86	65,000	1.72

Adjusted Exercise price(2)	Options outstanding as of September 30, 2012	Weighted average remaining contractual life (years)	Weighted average exercise Price(2)	Options exercisable As of September 30, 2012	Weighted average exercise price of exercisable Options(2)
NIS			NIS		NIS
		Unaudited
2.81	525,000	0.43	2.81	—
3.44	70,000	0.91	3.44	—
4.06	2,650,000	1.78	4.06	—
4.07	430,000	1.69	4.07	63,333	4.07
4.17	295,000	0.67	4.17	—
4.54	480,000	2.17	4.54	—
	4,450,000	1.57	3.96	63,333	4.07

(1)	The weighted average exercise price and the aggregate intrinsic value are calculated based on the adjusted exercise price as of December 31, 2011.
(2)	The weighted average exercise price and the aggregate intrinsic value are calculated based on the adjusted exercise price as of September 30, 2012 (unaudited).

A summary of the Company’s restricted stock units (“RSU”) activity and related information for the period ended September 30, 2012 (unaudited), is as follows:

Number of RSUs
unaudited
Outstanding at January 1, 2012	—
Granted	100,000
Outstanding at September 30, 2012 (unaudited)	100,000

As of September 30, 2012 (unaudited), there was approximately $ 530 of unrecognized compensation expense related to the restricted stock awards which were granted under the 2012 Incentive Plan. These expenses are expected to be recognized over four years.

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:- SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ITEMS

a.	The following table sets forth the computation of the basic and diluted earnings per share:
1.	Numerator:

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Net income	$4,999	$5,110	$7,816	$2,660	$17,118
2.	Denominator:

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Denominator for basic income per share of ordinary shares	41,599	43,067	45,676	45,489	46,552
Add:
Effect of potential dilutive ordinary shares	822	1,129	679	579	3,708
Denominator for diluted income per share of ordinary shares	42,421	44,196	46,355	46,068	50,260

In computing diluted earnings per share for the years ended December 31, 2009, 2010 and 2011, no account was taken of the potential dilutive effect of Series 2 warrants, issuable upon assumed exercise, amounting to 5,750 shares since they had an anti-dilutive effect on earnings per share.

b.	Financial income (expenses), net:

	Year ended December 31,
	2009	2010	2011
Financial income:
Interest income from available for sale debt securities	$10	$1	$19
Gain from realization of available for sale debt securities	73	—	—
Net income from foreign exchange forward contracts	122	97	—
Interest income	74	55	58
Net income from change in exchange rate	—	380	96
Other	—	—	—
	279	533	173
Financial expenses:
Bank commissions	(48)	(36)	(23)
Interest for tax authorities	(6)	—	—
Net expense from change in exchange rate	(406)	—	—
Other	(15)	(18)	(14)
	(475)	(54)	(37)
	$(196)	$479	$136

BABYLON LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11:- SUPPLEMENTARY DATA ON SELECTED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ITEMS  – (continued)

c.	Major Customers:

Revenues and accounts receivable from major customers each of whom amount to 10% or more of total revenues reported in the financial statements:

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Revenues from major customers	$6,703	$14,827	$40,149	$24,298	$101,818
Percent of total revenues
Customer A	27%	27%	64%	61%	84%
Customer B	*)	19%	*)	*)	*)

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
				Unaudited
Accounts receivable from major customers	$1,119	$1,155	$6,032	$3,903	$14,167
Percent of total Account receivables	23%	21%	48%	33%	65%
Customer A	11%	20%	48%	33%	65%
Customer B	12%	*)	*)	*)	*)

*)	Less than 10%.

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(1) September 2012

Babylon Ltd.

Ordinary Shares

PROSPECTUS

         , 2012

Citigroup

Jefferies

RBC Capital Markets

Needham & Company
Oppenheimer & Co.
William Blair

Until          , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association to be effective following this offering do not include such a provision. The company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court or in an administrative proceeding. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or in an administrative proceeding or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•	a financial liability imposed on the office holder in favor of a third party;
•	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation and nominating committee and the board of directors and, with respect to directors and the chief executive officer, also by shareholders.

Our articles of association permit us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

We granted 5,739,000 share options and 100,000 share awards in the form of restricted stock units to employees, directors and consultants under our 2003 Share Option Plan and 2012 Share Equity Incentive Award Plan. 2,040,357 of these share options expired without being exercised. The following table sets forth information with respect to the option and share awards as of September 30, 2012. The U.S. dollar exercise price reflects a convenience translation at the rate of $1.00 = NIS 3.91, the representative exchange rate published by the Bank of Israel as of September 30, 2012.

Date of grant	Number of Options/Awards(1)	Exercise Price
		NIS	$
March 2, 2009	914,000	1.28	$0.33
November 17, 2009	525,000	2.81	$0.71
March 9, 2010	390,000	4.17	$1.06
May 11, 2010	270,000	3.44	$0.88
March 8, 2011	1,110,000	4.06	$1.04
April 28, 2011	1,600,000	4.06	$1.04
May 11, 2011	450,000	4.07	$1.04
August 30, 2011	480,000	4.54	$1.16
May 8, 2012	100,000 (RSUs)	Par Value	—

(1)	Represents option awards unless otherwise indicated.

We issued an aggregate of 5,171,128 ordinary shares pursuant to the exercise of share options by our employees and directors.

We purchased 4,186,814 of our Series 2 Warrants that were issued in our 2007 initial public offering on the TASE at a price per warrant of NIS 0.01, or NIS 4,186,814 in the aggregate. We exercised all of such warrants into 4,186,814 ordinary shares at an exercise price of NIS 6.22 per warrant, or NIS 26,041,983 in the aggregate. All such 4,186,814 ordinary shares are held by us as treasury shares.

We issued an aggregate of 475,120 ordinary shares pursuant to the exercise of our Series 2 Warrants. Such issuances are in addition to the ordinary shares issued to us pursuant to our exercise of 4,186,814 of our Series 2 Warrants described above.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.
(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this 19th day of November, 2012.

BABYLON LTD.
By: /s/ Alon Carmeli Name: Alon Carmeli Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Alon Carmeli Alon Carmeli	Chief Executive Officer and Director (Principal Executive Officer)	November 19, 2012
/s/ Shanit Pe’er Tsfoni Shanit Pe’er Tsfoni	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 19, 2012
* Noam Lanir	Chairman of the Board	November 19, 2012
* Gil Rozen	Director	November 19, 2012
* Rami Entin	Director	November 19, 2012
* Dr. Efrat Tolkowsky	Director	November 19, 2012
* /s/ Alon Carmeli Alon Carmeli	Attorney-in-fact	November 19, 2012

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant’s duly authorized representative in the United States has signed this registration statement on Form F-1 in Newark, Delaware, on November 19, 2012.

By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of the Registrant**|My
3.2	Articles of Association of the Registrant**|My
3.3	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering*
4.1	Specimen share certificate*
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	Google Search and Advertising Services Agreement, by and between Google Ireland Limited and the Registrant, dated January 1, 2011**†
10.2	Google Search and Advertising Services Agreement Order Form, by and between Google Ireland Limited and the Registrant, dated January 1, 2011**†
10.3	Agreement Under the Amended and Restated Google Services Agreement and Order Form, by and between Google Ireland Limited and the Registrant, dated December 20, 2011**†
10.4	Form of Indemnification Agreement*
10.5	Babylon Ltd. 2003 Stock Option Plan**
10.6	Babylon Ltd. 2012 Share Equity Incentive Award Plan**
10.7	Credit Agreement, by and between Bank Hapoalim and the Registrant, dated March 6, 2012|My
21.1	List of subsidiaries of the Registrant**
23.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited
23.2	Consent of Gornitzky & Co. (included in Exhibit 5.1)*
23.3	Consent of eMarketer Inc.**
24.1	Power of Attorney (included in signature page to Registration Statement)**
99.1	Original Draft Registration Statement, dated September 7, 2012**

*	To be filed by amendment.
**	Previously filed.
|My	English translation of original Hebrew document.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.